SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	Notice of Annual and Special Meeting of Shareholders dated April 23, 2007
2.	Information Circular dated April 23, 2007
3.	Letter of transmittal
4.	Form of Proxy
5.	Voting Instructions Form
6.	Shareholder Request for Annual Financial Statements and MD&A And/Or Interim Financial Statements and MD&A.

Document 1

CORRIENTE RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and a special meeting (the “Meeting”) of the shareholders of Corriente Resources Inc. (“Corriente”) will be held at the offices of Bull, Housser & Tupper LLP, Evergreen/Fir Boardroom, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3 at 10:00 a.m. (Vancouver time) on Thursday, May 24, 2007 for the following purposes:

1.

to receive the audited financial statements of Corriente for the year ended December 31, 2006 and the report of the auditors thereon;

2.

to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of Corriente for the ensuing year and to authorize the directors of Corriente to fix their remuneration;

3.

to elect directors of Corriente for the ensuing year;

4.

to consider, pursuant to an interim order (the “Interim Order”) of the British Columbia Supreme Court dated April 24, 2007, and, if deemed appropriate, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is reproduced as Schedule A to the management Information Circular (the “Information Circular”) of Corriente, approving the arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (British Columbia) involving Corriente and a new company, Q2 Gold Resources Inc. (“Goldco”), pursuant to which the interest of Corriente in the Caya 36 and Piedra Liza mineral exploration properties located in the Zamora-Chinchipe Province of Ecuador will be transferred to Goldco and each shareholder of Corriente (other than a registered shareholder who exercises the right to dissent in respect of the Arrangement Resolution) will be entitled to receive new common shares of Corriente and common shares of Goldco in exchange for the common shares of Corriente held by such shareholder on the basis of one new common share of Corriente and one-third of a common share of Goldco for each common share of Corriente held by such shareholder, as more particularly described in the Information Circular; and

5.

to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Arrangement is subject to shareholder approval pursuant to the Interim Order. Before the Arrangement can become effective, it must be approved by a final order (the “Final Order”) of the British Columbia Supreme Court. A copy of the Interim Order and the notice of application for the Final Order are attached as Schedules B and G respectively to the Information Circular. Any shareholder of Corriente may participate, be represented and present evidence or arguments at the hearing for the Final Order. Reference is made to the Information Circular under the heading “The Arrangement — Court Approval and Completion of the Arrangement”.

The Arrangement will be completed pursuant to the plan of arrangement, a copy of which is attached as Schedule C to the Information Circular. A description of the Arrangement and the other matters to be dealt with at the Meeting is included in the Information Circular.

Pursuant to the terms of the Interim Order and Sections 237 to 247 of the BCBCA, Corriente Shareholders have the right to dissent in respect of the Arrangement Resolution. This dissent right is described in the Information Circular. If a shareholder wishes to dissent, a written notice of dissent must be received by Corriente at least two business days before the date of the Meeting. As a result of giving a notice of dissent, a shareholder may, if the Arrangement becomes effective, require Corriente to purchase all of such shareholder’s common shares. Failure to comply strictly with the dissent procedures described in the Information Circular may result in the loss or unavailability of any right of dissent.

3

Only shareholders of record at the close of business on April 19, 2007 are entitled to receive notice of the Meeting and any adjournment or postponement thereof.

Registered shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof in accordance with the instructions set out in the form of proxy and the Information Circular.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

DATED at Vancouver, British Columbia this 23rd day of April, 2007.

BY ORDER OF THE BOARD

“Kenneth Shannon”

Kenneth Shannon

Chief Executive Officer and Director

Document 2

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS of

CORRIENTE RESOURCES INC.

to be held May 24, 2007

and

NOTICE OF APPLICATION TO THE SUPREME COURT OF BRITISH COLUMBIA

and

INFORMATION CIRCULAR with respect to a proposed ARRANGEMENT

Involving

CORRIENTE RESOURCES INC.

and

THE SHAREHOLDERS OF CORRIENTE RESOURCES INC.

and

Q2 GOLD RESOURCES INC.

April 23, 2007

CORRIENTE RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and a special meeting (the “Meeting”) of the shareholders of Corriente Resources Inc. (“Corriente”) will be held at the offices of Bull, Housser & Tupper LLP, Evergreen/Fir Boardroom, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3 at 10:00 a.m. (Vancouver time) on Thursday, May 24, 2007 for the following purposes:

1.

to receive the audited financial statements of Corriente for the year ended December 31, 2006 and the report of the auditors thereon;

2.

to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of Corriente for the ensuing year and to authorize the directors of Corriente to fix their remuneration;

3.

to elect directors of Corriente for the ensuing year;

4.

to consider, pursuant to an interim order (the “Interim Order”) of the British Columbia Supreme Court dated April 24, 2007, and, if deemed appropriate, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is reproduced as Schedule A to the management Information Circular (the “Information Circular”) of Corriente, approving the arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (British Columbia) involving Corriente and a new company, Q2 Gold Resources Inc. (“Goldco”), pursuant to which the interest of Corriente in the Caya 36 and Piedra Liza mineral exploration properties located in the Zamora-Chinchipe Province of Ecuador will be transferred to Goldco and each shareholder of Corriente (other than a registered shareholder who exercises the right to dissent in respect of the Arrangement Resolution) will be entitled to receive new common shares of Corriente and common shares of Goldco in exchange for the common shares of Corriente held by such shareholder on the basis of one new common share of Corriente and one-third of a common share of Goldco for each common share of Corriente held by such shareholder, as more particularly described in the Information Circular; and

5.

to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Arrangement is subject to shareholder approval pursuant to the Interim Order. Before the Arrangement can become effective, it must be approved by a final order (the “Final Order”) of the British Columbia Supreme Court. A copy of the Interim Order and the notice of application for the Final Order are attached as Schedules B and G respectively to the Information Circular. Any shareholder of Corriente may participate, be represented and present evidence or arguments at the hearing for the Final Order. Reference is made to the Information Circular under the heading “The Arrangement — Court Approval and Completion of the Arrangement”.

The Arrangement will be completed pursuant to the plan of arrangement, a copy of which is attached as Schedule C to the Information Circular. A description of the Arrangement and the other matters to be dealt with at the Meeting is included in the Information Circular.

Pursuant to the terms of the Interim Order and Sections 237 to 247 of the BCBCA, Corriente Shareholders have the right to dissent in respect of the Arrangement Resolution. This dissent right is described in the Information Circular. If a shareholder wishes to dissent, a written notice of dissent must be received by Corriente at least two business days before the date of the Meeting. As a result of giving a notice of dissent, a shareholder may, if the Arrangement becomes effective, require Corriente to purchase all of such shareholder’s common shares. Failure to comply strictly with the dissent procedures described in the Information Circular may result in the loss or unavailability of any right of dissent.

3

Only shareholders of record at the close of business on April 19, 2007 are entitled to receive notice of the Meeting and any adjournment or postponement thereof.

Registered shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof in accordance with the instructions set out in the form of proxy and the Information Circular.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

DATED at Vancouver, British Columbia this 23rd day of April, 2007.

BY ORDER OF THE BOARD

“Kenneth Shannon”

Kenneth Shannon

Chief Executive Officer and Director

TABLE OF CONTENTS

GLOSSARY	i
INFORMATION FOR ALL SHAREHOLDERS	1
FORWARD-LOOKING STATEMENTS	1
INFORMATION FOR UNITED STATES SHAREHOLDERS	2
CURRENCY AND EXCHANGE RATE INFORMATION	3
SUMMARY	4
GENERAL PROXY INFORMATION	12
Information for Non-Registered (Beneficial) Owners of Corriente Common Shares	12
Appointment, Deposit and Revocation of Proxies	13
Exercise of Discretion by Proxies	13
INFORMATION CONCERNING THE MEETING	13
Time, Date and Place	13
Record Date	14
Outstanding Shares and Principal Holders	14
Matters to be Considered at the Meeting	14
THE ARRANGEMENT	14
Corriente Resources Inc	14
Overview of the Arrangement	15
Mineral Property Interests and Other Assets of Goldco and Corriente upon Completion of the
Arrangement	16
Background to the Arrangement and Recommendation of the Directors of Corriente	16
Court Approval and Completion of the Arrangement	17
Description of the Plan of Arrangement	18
Exchange Procedures	20
Securities Law Matters	21
Stock Exchange Listings	23
DISSENT RIGHT	23
INCOME TAX CONSIDERATIONS	25
Canadian Federal Income Tax Considerations	25
United States Federal Income Tax Considerations	31
RISK FACTORS	39
ANNUAL BUSINESS OF THE MEETING	39
Appointment of Auditors	39
Election of Directors	39
STATEMENT OF EXECUTIVE COMPENSATION	41
Summary Compensation Table	41
Stock Options	41
Pension Arrangements	43
Employment Contracts and Termination Provisions	43
Stock Option Plan	44
Securities Authorized for Issuance Under Equity Compensation Plans	45
Compensation of Non-Management Directors	45
Management Contracts	46

ii

Composition of the Compensation Committee	46
Report on Executive Compensation	46
Performance Graph	47
CORPORATE GOVERNANCE	47
Board of Directors	47
Other Directorships	49
Mandates	49
Position Descriptions	49
Orientation and Continuing Education	49
Ethical Business Conduct and Social Responsibility	49
Nomination of Directors	50
Compensation	50
Audit Committee	50
Other Board Committees	50
Assessments	51
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	51
INTERESTS OF EXPERTS	51
ADDITIONAL INFORMATION	51
APPROVAL	52
CONSENT OF PRICEWATERHOUSECOOPERS LLP	53

SCHEDULE A – ARRANGEMENT RESOLUTION	A1
SCHEDULE B – INTERIM ORDER	B1
SCHEDULE C – PLAN OF ARRANGEMENT	C1
SCHEDULE D – INFORMATION CONCERNING GOLDCO	D1
SCHEDULE E – CARVE-OUT FINANCIAL STATEMENTS OF GOLDCO AND AUDIT REPORT	E1
SCHEDULE F – SECTIONS 237 – 247 OF THE BUSINESS CORPORATIONS ACT (BRITISH
COLUMBIA)	F1
SCHEDULE G – NOTICE OF HEARING OF APPLICATION FOR FINAL ORDER	G1
SCHEDULE H – BOARD MANDATE	H1
SCHEDULE I – CORPORATE CREED AND HEALTH, SAFETY, ENVIRONMENTAL AND
COMMUNITY POLICY	I1

GLOSSARY

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meaning set forth below when used in this Information Circular. The defined words and terms are not always used herein and may not conform to the defined terms used in the schedules to this Information Circular.

“1933 Act” means the United States Securities Act of 1933, as amended.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended.

“Affiliate” when used to indicate a relationship with a Person, has the same meaning as set forth in the Securities Act (British Columbia).

“AMEX” means the American Stock Exchange.

“Applicable Laws” means applicable corporate, securities and other laws, regulations and rules, and all policies and rules of applicable stock exchanges, including the TSX.

“Arrangement” means the proposed arrangement, under the provisions of Division 5 of Part 9 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement.

“Arrangement Filings” means the records and information provided to the Registrar under Section 292(a) of the BCBCA, together with a copy of the entered Final Order.

“Arrangement Record Date” means the Business Day immediately preceding the Effective Date.

“Arrangement Resolution” means the special resolution concerning the Arrangement, substantially in the form and content set out in Schedule A to this Information Circular.

“BCBCA” means the Business Corporations Act (British Columbia).

“Board” means the Board of Directors of Corriente.

“Business Day” means any day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia.

“Caya Property” means the Caya 36 mineral exploration property, also known as the Tundayme prospect, located in the Zamora-Chinchipe Province of Ecuador at the south end of the Corriente Copper Belt.

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum.

“control” means, with respect to control of a body corporate by a Person, the holding (other than by way of security) by or for the benefit of that Person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate.

“Corriente” means Corriente Resources Inc., a corporation incorporated under the BCBCA.

“Corriente Caymans” means Corriente Caymans Gold Company, a corporation incorporated under the Companies Law (2004 Revision) of the Cayman Islands, which holds all of the issued shares of Midasmine.

ii

“Corriente Class A Shares” means the Corriente Common Shares as amended and redesignated as Class A shares pursuant to the Arrangement and having attached to them the special rights and restrictions set out in Schedule A to the Plan of Arrangement.

“Corriente Common Shares” mean the common shares which Corriente is authorized to issue, as they are constituted immediately prior to the Effective Time.

“Corriente New Common Shares” means the new class of common shares which Corriente will be authorized to issue on the Effective Date.

“Corriente Options” means the options to purchase Corriente Common Shares granted pursuant to the Corriente Option Plan.

“Corriente Option Plan” means the incentive share option plan of Corriente established in 1996, as last amended in 2006.

“Corriente Shareholder” means a holder of Corriente Common Shares.

“Court” means the Supreme Court of British Columbia.

“Depositary” means Computershare Investor Services Inc. at its offices set out in the Letter of Transmittal, being the depositary appointed by Corriente and Goldco for the purpose of, among other things, delivering certificates representing the Corriente New Common Shares and the Goldco Shares in connection with the Arrangement.

“Dissent Notice” means a written objection to the Arrangement Resolution made by a registered holder of Corriente Common Shares in accordance with the Dissent Procedures.

“Dissent Procedures” means the procedures set forth in Division 2 of Part 8 of the BCBCA and the Interim Order required to be taken by a shareholder to exercise the Dissent Right in respect of its Corriente Common Shares in connection with the Arrangement.

“Dissent Right” means the right of a Corriente Shareholder to dissent in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures.

“Dissenting Shareholder” means a registered Corriente Shareholder who dissents in respect of the Arrangement in compliance with the Dissent Procedures.

“Effective Date” means the date on which the Arrangement Filings have been filed with the Registrar.

“Effective Time” means the earliest moment on the Effective Date.

“Final Order” means the final order of the Court approving the Arrangement under Section 291 of the BCBCA, as such order may be affirmed, amended or modified at any time prior to the Effective Date by any court of competent jurisdiction or, if appealed, then unless such appeal is withdrawn or denied, as affirmed.

“GAAP” means generally accepted accounting principles in Canada consistently applied.

“Goldco” means Q2 Gold Resources Inc., a corporation incorporated under the BCBCA in order to facilitate the Arrangement, and, as applicable, means Q2 Gold Resources Business as used and described in the carve-out financial statements of Goldco attached hereto as Schedule E.

“Goldco Shares” means the common shares which Goldco is authorized to issue.

“Governmental Entity” means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

iii

“Income Tax Act”, “ITA” or “Tax Act” means the Income Tax Act (Canada).

“Information Circular” means this Information Circular dated April 23, 2007, together with all schedules and appendices hereto and documents incorporated herein by reference, delivered by Corriente in connection with the Meeting.

“Insider” has the same meaning as set forth in the Securities Act (British Columbia).

“Interim Order” means the order of the Court dated April 24, 2007 under Section 291 of the BCBCA relating to the calling of the Meeting and such other matters relating to the Arrangement as may be properly brought before the Court, as such order may be affirmed, amended or modified by any court of competent jurisdiction, a copy of which order is attached as Schedule B to this Information Circular.

“Letter of Transmittal” means the letter of transmittal delivered to Corriente Shareholders which, when properly completed, executed and forwarded to the Depositary with a certificate representing Corriente Common Shares, will enable the Corriente Shareholders to exchange their Corriente Common Shares for Corriente New Common Shares and Goldco Shares upon the completion of the Arrangement.

“Meeting” means the annual and a special meeting of the Corriente Shareholders to be held on May 24, 2007 and any adjournment or postponement thereof.

“Midasmine” means Minera Midasmine S.A., a corporation incorporated under the laws of Ecuador, which is the holder of the Caya and Piedra Liza Properties.

“Notice of Meeting” means the notice of Meeting sent to Corriente Shareholders together with this Information Circular.

“Person” means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity.

“Piedra Liza Property” means the Piedra Liza mineral exploration property located in the Zamora-Chinchipe Province of Ecuador at the south end of the Corriente Copper Belt.

“Plan of Arrangement” means a plan of arrangement in substantially the form of the plan of arrangement which is attached as Schedule C to the Information Circular, as amended, modified or supplemented from time to time in accordance with the provisions of the Plan of Arrangement or at the direction of the Court.

“Record Date” means the date fixed for determining the Corriente Shareholders entitled to receive notice of, and to attend and vote at the Meeting, being April 19, 2007.

“Registrar” means the Registrar of Companies duly appointed under the BCBCA.

“SEC” means the United States Securities and Exchange Commission.

“Subsidiary” has the same meaning as set forth in the Securities Act (British Columbia).

“Transferred Assets” means 100 shares with a par value of US $1.00 each, being all of the issued and outstanding shares in the capital of Corriente Caymans.

“TSX” means the Toronto Stock Exchange.

INFORMATION FOR ALL SHAREHOLDERS

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Corriente for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule C to this Information Circular. Readers are urged to read carefully the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”. Information contained in this Information Circular is given as of April 12, 2007 unless otherwise specifically stated.

Corriente Shareholders should be aware that the transactions contemplated herein may have tax consequences both in Canada and in the United States. Such consequences may not be described fully herein. Corriente Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

All dollar amounts in this Information Circular are expressed in Canadian dollars unless otherwise specifically indicated.

The financial statements and summaries of financial information contained or incorporated by reference in this Information Circular are reported in Canadian dollars. All such financial statements have been prepared in accordance with Canadian GAAP.

FORWARD-LOOKING STATEMENTS

The Information Circular contains or incorporates by reference “forward-looking information” which means disclosure regarding possible events, conditions, acquisitions, or results of operations that is based on assumptions about future conditions and courses of action and includes future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also includes, but is not limited to, statements with respect to the future financial and operating performance of Corriente and Goldco, their current and proposed subsidiaries and their current and proposed mineral projects, the future price of copper, gold and other precious and base metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, working capital requirements, capital and exploration expenditures, costs and timing of mine development, processing facility construction and the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitation of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters.  Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “proposes”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Corriente and/or Goldco and/or their current and proposed subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, general business, economic, competitive, political and social uncertainties; exploration and mining risks; surface rights and the actual results of current exploration activities; realization of resource estimates; ability to obtain financing; actual results of reclamation activities; the outcome of negotiations, conclusions of economic evaluations and studies; changes in project parameters and returns as plans continue to be refined; future prices of copper, gold, and other precious and base metals; competition from companies with greater financial resources; environmental and other regulatory requirements; arbitrary changes in law; title disputes; repatriation of earnings; loss of key personnel; or fluctuations in the exchange rates for United States and Canadian dollars.  As a result, actual actions, events or results may differ materially from those described in forward-looking statements, and there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.  Forward-looking statements contained herein are made as of the date of the Information Circular and Corriente disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For a discussion of the risk factors in respect of Corriente, please refer to the material under the heading “Risk Factors” in Corriente’s Annual Information Form dated March 29, 2007, which is incorporated by reference herein.  For a discussion of the risk factors in respect of Goldco, please refer to the section headed “Risk Factors” in Schedule D to this Information Circular.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and, except as required under applicable securities laws, Corriente undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

INFORMATION FOR UNITED STATES SHAREHOLDERS

The securities to be issued under the Arrangement have not been and will not be registered under the 1933 Act and are being issued in the United States in reliance on the exemption from registration requirements set out in section 3(a)(10) of the 1933 Act.  The Goldco Shares will not be listed for trading on any stock exchange in the United States or elsewhere upon the completion of the Arrangement.  As a result, Corriente Shareholders in the United States who receive Goldco Shares will have limited or no ability to sell or otherwise transfer their Goldco Shares in the United States and their ability to sell or otherwise transfer their Goldco Shares on a Canadian stock exchange, if and when the Goldco Shares become so listed, may be limited.  See “Securities Law Matters – United States” in this Information Circular and “Share Capital – Common Shares” in “Information Concerning Goldco” attached hereto as Schedule D for a discussion on resale restrictions affecting securities to be issued under the Arrangement.

Corriente is a Canadian corporation and the solicitation of proxies for the meeting is not subject to the requirements of section 14(a) of the 1934 Act. Accordingly, the solicitation and transactions contemplated in this Information Circular are made in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. U.S. shareholders should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

The financial statements of Corriente and the carve-out financial statements of Goldco included or incorporated by reference in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and, therefore, are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles. Likewise, information concerning the properties and operations included in or incorporated by reference into this Information Circular has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information prepared under applicable United States securities laws.

Without limiting the foregoing, the term “mineral resource” and the terms that result when it is preceded by “inferred”, “indicated” or “measured” (to indicate increasing geological confidence) as used in this Information Circular are Canadian mining terms defined in accordance with National Instrument 43-101 of the Canadian Securities Administrators, which incorporates by reference the definitions set out in the CIM Definition Standards on Mineral Resources and Mineral Reserves. While these terms are recognized and required by Canadian regulations, they are not defined terms recognized by the SEC. The term “inferred mineral resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into mineral reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable. In addition, the definitions of “proven mineral reserves”‘ and “probable mineral reserves” under CIM standards differ in certain respects from the SEC standards. While disclosure of “contained ounces” is permitted disclosure under Canadian regulations, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to the unit of measure. Accordingly, certain information contained in this Information Circular concerning descriptions of mineralization and resources may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact: (i) that Corriente and Goldco exist under the laws of British Columbia; (ii) that certain officers and the directors of Corriente and Goldco are residents of countries other than the United States; (iii) that the experts named in this Information Circular are residents of countries other than the United States; and (iv) that all or a substantial portion of the assets of Corriente and Goldco and the persons described above are located outside the United States.

THE SECURITIES DESCRIBED IN THIS INFORMATION CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CURRENCY AND EXCHANGE RATE INFORMATION

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. All references to “US dollars” or to “US$” are to United States dollars. The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

Year ended December 31,
	2006	2005	2004
Noon rate at end of period	US$0.8581	US$0.8577	US$0.8309
Average noon rate during period	US$0.8817	US$0.8253	US$0.7683
High for period	US$0.9099	US$0.8690	US$0.8493
Low for period	US$0.8528	US$0.7872	US$0.7159

The noon buying rate on April 12, 2007 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$0.8800.

SUMMARY

The following is a summary of certain information contained elsewhere in this Information Circular. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Information Circular and in the attached schedules. Corriente Shareholders are encouraged to read this Information Circular and the attached schedules carefully and in their entirety. Unless the context otherwise requires, capitalized words and terms in this summary have the same meanings as set forth in the Glossary and elsewhere in this Information Circular.

Corriente Resources Inc.

Corriente is a Canadian mineral resource company that since 1992 has been engaged, through its subsidiaries, in the acquisition, exploration and development of mineral properties, primarily in South America.  Until 2003, Corriente was principally an exploration company with a goal to acquire properties, to locate and confirm the existence of bodies of commercial ore on them, and to sell the properties to other entities for subsequent development. Since 2003, Corriente has been pursuing the exploration and development of its mining concessions in the Corriente Copper Belt in southeastern Ecuador, most notably the Mirador project.  Today, Corriente is primarily a copper development company, focused on moving its Mirador copper-gold project into production, along with developing the large Panantza-San Carlos copper complex in the north of the Corriente Copper Belt.

See “The Arrangement — Corriente Resources Inc.”

The Meeting

Time, Date and Place

The Meeting will be held at the offices of Bull, Housser & Tupper LLP, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on Thursday, May 24, 2007.

Record Date and Shares Entitled to Vote

Corriente Shareholders of record at the close of business on the Record Date, being April 19, 2007, are entitled to receive notice of, and to attend and to vote at, the Meeting.

Matters to be Considered

At the Meeting, the Corriente Shareholders will be asked to consider and vote upon: (i) the Arrangement Resolution; (ii) the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of Corriente for the ensuing year and the authorization of the directors of Corriente to fix their remuneration; (iii) the election of the directors of Corriente for the ensuing year; and (iv) such other matters as may properly come before the Meeting.

Votes Required for the Arrangement

The Arrangement Resolution requires the affirmative vote of not less than two-thirds of the votes cast by Corriente Shareholders who vote in respect thereof, in person or by proxy, at the Meeting.

The Arrangement

Corriente’s Board has decided that it would be in the best interests of Corriente and its shareholders to separate from Corriente and distribute to its shareholders the indirect ownership of two encouraging gold targets that are not part of Corriente’s foreseeable copper development programs within the Corriente Copper Belt. Subject to Corriente Shareholder and regulatory approval, that transaction is proposed to be accomplished by means of the Arrangement.

Goldco was incorporated under the BCBCA on April 20, 2007 for the purpose of carrying out the Arrangement. Pursuant to the Arrangement, among other things, Corriente will transfer the Transferred Assets to Goldco, and each Corriente Shareholder (other than a registered holder of Corriente Common Shares who exercises the Dissent Right) will be entitled to receive Corriente New Common Shares and Goldco Shares in exchange for the Corriente Common Shares held by such Corriente Shareholder prior to the Arrangement, on the basis of one Corriente New Common Share and one-third of a Goldco Share for each Corriente Common Share held by such Corriente Shareholder.

The Transferred Assets comprise Corriente’s indirect 100 per cent interest in the Caya and Piedra Liza Properties.  Under the Arrangement, Corriente will transfer to Goldco all of the issued and outstanding shares of Corriente Caymans, a wholly-owned subsidiary of Corriente, which is the holder of all of the issued shares of Midasmine, which in turn is the holder of the Caya and Piedra Liza Properties.  Information regarding Goldco and the Transferred Assets is set forth in Schedule D to this Information Circular.

A planned exploration program on the gold targets in the Caya and Piedra Liza Properties, consisting of geological mapping, rock chip sampling and trenching, is expected for later this year.  During this period, management will be reviewing possible plans to maximize shareholder value including mergers, joint ventures or an initial public offering of Goldco Shares.  Until such time as Goldco completes an initial public offering or a stock exchange listing of the Goldco Shares, which it may never do, no Goldco Share may be transferred without the consent of Goldco’s directors.  In connection with the Arrangement and to assist Goldco with its business objectives, Corriente and Goldco have entered into a convertible loan agreement dated April 23, 2007, pursuant to which Corriente has agreed to lend Goldco up to $750,000, to be advanced in instalments, as described under the heading “Interim Financing“ in Schedule D attached hereto.

Upon completion of the Arrangement, Corriente will continue to hold all of its other mineral resource property interests, including the Mirador project.  The Board has obtained an independent opinion of value that values the Caya and Piedra Liza Properties as at December 31, 2006 at $96,000 plus or minus 50%, or in the range of $48,000 to $144,000, a relatively wide range to account for the high level of uncertainty associated with properties at such an early stage of exploration and under the current political circumstances in Ecuador.  Given the minimal value of the Caya and Piedra Liza Properties relative to the value of Corriente’s other more advanced mineral projects and assets, the disposition of these properties will have an immaterial effect on Corriente.  As a result, on completion of the Arrangement, Corriente will be substantially unchanged.

See “The Arrangement”.

Reasons for the Arrangement

The purpose of the Arrangement is to allow Corriente to retain its advanced copper property interests and to transfer certain of Corriente’s early-stage properties that are principally prospective for gold, namely the Caya and Piedra Liza Properties, to Goldco. The directors of Corriente have reviewed the terms and conditions of the Arrangement and have unanimously concluded that the terms and conditions of the Arrangement are fair and reasonable to, and are in the best interests of, Corriente and the Corriente Shareholders. The directors of Corriente believe that the Arrangement will enhance shareholder value by, among other things, improving the identification and valuation of the mineral property interests of Corriente, allowing Corriente to focus primarily on its advanced copper property interests without impact on, or future dilution of, certain other early-stage mineral property interests of Corriente and by allowing Goldco to focus on early-stage mineral resource property interests prospective for gold, initially the Caya and Piedra Liza Properties.

In arriving at their recommendation with respect to the Arrangement, the directors of Corriente considered, among other matters:

(a)

the views of the management of Corriente with respect to the prospects of an increase in shareholder value;

(b)

an opinion of value obtained from an independent third party in respect of the Caya and Piedra Liza Properties;

(c)

 the terms of the Arrangement, which will result in Corriente Shareholders continuing to indirectly own, immediately after the Arrangement becomes effective, the same proportionate voting and equity interest in all of the assets currently held by Corriente through their ownership of shares of both Corriente and Goldco;

(d)

the procedures by which the Arrangement will be approved, including the requirement that the Arrangement be approved by not less than two-thirds of the votes cast by the holders of Corriente Common Shares present in person or represented by proxy at the Meeting, and the requirement for Court approval; and

(e)

the tax treatment of Corriente and the Corriente Shareholders under the Arrangement.

The directors of Corriente unanimously recommend that the Corriente Shareholders vote in favour of the Arrangement Resolution. To be effective, the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by the holders of Corriente Common Shares present in person or represented by proxy at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Corriente Common Shares represented by such form of proxy in favour of the Arrangement Resolution.

See “The Arrangement — Background to the Arrangement and Recommendation of the Directors of Corriente”.

Directors and Officers

The initial directors and officers of Goldco following the completion of the Arrangement will be the current directors and officers of Corriente, except for Tom Milner, Corriente’s President, who will not be a director or officer of Goldco. The directors and officers of Corriente will not change as a result of the Arrangement. See “Annual Business of the Meeting — Election of Directors”.

Court Approval and Completion of the Arrangement

Interim Order

On April 24, 2007, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Schedule B to this Information Circular.

Final Order

Subject to the terms of the Plan of Arrangement, if the Arrangement is approved by the Corriente Shareholders at the Meeting in the manner required by the Interim Order, and the Board has not determined for any reason not to proceed with the Arrangement, Corriente will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement will be scheduled for June 7, 2007 at 10:00 a.m. (Vancouver time), or as soon thereafter as counsel may be heard in the Court, at 800 Smithe Street, Vancouver, British Columbia. Any Corriente Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court an appearance and delivering a copy of the filed appearance, together with a copy of all material on which such holder or person intends to rely at the hearing, including an outline of such Corriente Shareholder’s or other person’s proposed submissions, to the solicitors for Corriente: Bull, Housser & Tupper LLP, 3000  Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, Attention:  Marion Shaw on or before 4:00 p.m. (Vancouver time) on May 31, 2007, subject to other direction of the Court. A copy of the Notice of Hearing of Application for the Final Order is attached as Schedule G to this Information Circular.

Corriente Shareholders in the United States should note that the Corriente New Common Shares and the Goldco Shares to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration requirements set out in section 3(a)(10) under the 1933 Act.  The Court will be advised prior to the hearing of the application for the Final Order that the Court’s determination that the Arrangement is fair and reasonable will form the basis for the section 3(a)(10) exemption with respect to the Corriente New Common Shares and the Goldco Shares to be distributed pursuant to the Arrangement.

Corriente has been advised by its Canadian counsel, Bull, Housser & Tupper LLP, that the Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view.  The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Corriente may determine, acting reasonably, not to proceed with the Arrangement.

Exchange Procedures

On or as soon as practicable after the Effective Date, Corriente and Goldco will deposit with the Depositary or arrange to be delivered certificates representing the aggregate number of Corriente New Common Shares and Goldco Shares respectively distributed to the Corriente Shareholders in connection with the Arrangement. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Corriente Common Shares, together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, certificates representing that number (rounded down to the nearest whole number) of Corriente New Common Shares and Goldco Shares that such holder has the right to receive pursuant to the Plan of Arrangement, and the surrendered certificate will be cancelled. A Letter of Transmittal accompanies this Circular.

In the event of a transfer of ownership of Corriente Common Shares that is not registered in the transfer records of Corriente, certificates representing the proper number of Corriente New Common Shares and Goldco Shares may be issued to the transferee if the certificate representing such Corriente Common Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered, each certificate which immediately prior to the Effective Time represented Corriente Common Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificates representing Corriente New Common Shares and Goldco Shares that the holder thereof has the right to receive in respect of such certificate pursuant to the Plan of Arrangement.

To the extent that a Shareholder has not surrendered the certificate representing the Corriente Common Shares held by such Corriente Shareholder on or before the date which is six years after the Effective Date, then the Corriente New Common Shares and Goldco Shares which such Corriente Shareholder was entitled to receive will be cancelled by Corriente and Goldco respectively and the interest of the Corriente Shareholder therein will be terminated as of such date.

See “The Arrangement – Exchange Procedures”.

Dissent Right

The Plan of Arrangement provides Corriente Shareholders with the right to dissent in respect of the Arrangement Resolution and to be paid the fair value of the Corriente Common Shares held by them. The Dissent Right is required to be exercised in accordance with provisions of the BCBCA, the Interim Order and the Plan of Arrangement.

See “Dissent Right”.

Description of the Plan of Arrangement

It is currently contemplated that the following will occur and be deemed to occur in the following order without further act or formality as of the Effective Time:

(a)

Corriente’s Notice of Articles will be amended to:

(i)

rename the Corriente Common Shares as Corriente Class A Shares; and

(ii)

authorize Corriente to issue:

(A)

an unlimited number of Corriente Class A Shares without par value, with the special rights and restrictions set out in Schedule A to the Plan of Arrangement; and

(B)

an unlimited number of Corriente New Common Shares without par value;

(b)

Each issued Corriente Class A Share held by a Dissenting Shareholder will be, and be deemed to be, purchased for cancellation by Corriente for an amount to be determined and paid in the manner described in the Plan of Arrangement;

(c)

Corriente will transfer the Transferred Assets to Goldco, in consideration for which Goldco will issue to Corriente that number of Goldco Shares which is necessary to permit the distribution of Goldco Shares in exchange for Corriente Class A Shares as contemplated by paragraph (d) below, less one Goldco Share (to account for the one Goldco Share already issued to Corriente on the incorporation of Goldco);

(d)

Each issued and outstanding Corriente Class A Share (other than any such shares in respect of which the holder has exercised Dissent Rights) will be exchanged for one Corriente New Common Share and one-third of one Goldco Share, provided that if an entitlement to a fractional Goldco Share would otherwise result from the exchange, the number of Goldco Shares to be distributed will be rounded down to the next whole number of Goldco Shares;

(e)

The Corriente Class A Shares exchanged for Corriente New Common Shares and Goldco Shares will be cancelled; and

(f)

Corriente’s Notice of Articles will be altered by cancelling the Corriente Class A Shares from the share capital that Corriente is authorized to issue and renaming the Corriente New Common Shares as “common shares”;

so that at the conclusion of the Arrangement, as before it, Corriente’s authorized capital will consist of a single class of common shares.

As at April 12, 2007, there were outstanding 74,752,393 Corriente Common Shares. Based on the foregoing, and assuming the completion of the Arrangement on the basis described above and that no Corriente Shareholder exercises the Dissent Right, as at April 12, 2007, Corriente would have outstanding 74,752,393 Corriente New Common Shares and Goldco would have outstanding 24,917,464 Goldco Shares.

While it is currently contemplated that the Arrangement will be completed as described above, the transactions and events comprised by the Plan of Arrangement may be modified so long as the amendments are not materially prejudicial to the Corriente Shareholders.

See “The Arrangement — Description of the Plan of Arrangement”.

Conditions to the Arrangement Becoming Effective

The respective obligations of Corriente and Goldco to complete the Arrangement are subject to the satisfaction or waiver, on or before the Effective Date, of the following conditions: (i) the Interim Order having been granted in form and substance satisfactory to Corriente, (ii) the Arrangement, with or without amendment, having been approved at the Meeting, with or without variation, by the requisite majority of the votes cast by the Corriente Shareholders at the Meeting, (iii) the Final Order having been granted in form and substance satisfactory to Corriente and including a declaration of the Court that the terms and conditions of the Arrangement are fair to the Corriente Shareholders and that the Court is aware that such finding of fairness will form the basis of an exemption from the registration requirements of the 1933 Act, (iv) the TSX having conditionally approved the substitutional listing thereon of the Corriente New Common Shares to be issued pursuant to the Arrangement (including the Corriente New Common Shares which, as a result of the Arrangement, are issuable upon the exercise of the Corriente Options) as of the Effective Date, or as soon as possible thereafter, subject only to compliance with the usual requirements of the TSX, (v) AMEX having conditionally approved the substitutional listing thereon of the Corriente New Common Shares to be issued pursuant to the Arrangement (including the Corriente New Common Shares which, as a result of the Arrangement, are issuable upon the exercise of the Corriente Options) as of the Effective Date, or as soon as possible thereafter, subject only to compliance with the usual requirements of AMEX, (vi) all governmental, court, regulatory, third person and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements considered by Corriente to be necessary or desirable for the Arrangement to become effective and for the transfer of the Transferred Assets to Goldco having been obtained or received on terms that are satisfactory to Corriente, (vii) there not being in force any order or decree restraining or enjoining the completion of the transactions contemplated by the Plan of Arrangement, and (viii) the Plan of Arrangement not having been terminated in accordance with the provisions thereof.

Notwithstanding the fulfillment or waiver of the foregoing conditions, at any time before or after the holding of the Meeting but prior to the Effective Date, the Plan of Arrangement may be unilaterally terminated by the Board without further notice to, or action on the part of, the Corriente Shareholders for whatever reason the Board may consider appropriate. The Board considers it appropriate to retain the flexibility not to proceed with the Arrangement should some event occur prior to the Arrangement becoming effective which, in the opinion of the Board, makes it inappropriate or inadvisable to complete the Arrangement. The Arrangement Resolution to be considered by the Corriente Shareholders at the Meeting authorizes such action by the directors of Corriente.

See “The Arrangement — Description of the Plan of Arrangement— Conditions to the Arrangement Becoming Effective”.

Stock Exchange Listings

Corriente

Applications have been filed with each of the TSX and AMEX to have the Corriente New Common Shares listed on the TSX and on AMEX in substitution for the Corriente Common Shares immediately upon completion of the Arrangement, subject to Corriente complying with the continued listing requirements of the TSX and AMEX.

Goldco

The Goldco Shares are not listed for trading and no application has been made, or is currently proposed to be made, to list the Goldco Shares, on any market or exchange.  There is no market through which the Goldco Shares may be sold and therefore holders of Goldco Shares may not be able to sell such shares.  See “Securities Law Matters” in this Information Circular and “Share Capital – Common Shares” in “Information Concerning Goldco” attached hereto as Schedule D for a discussion on resale restrictions affecting the Goldco Shares to be issued under the Arrangement.

Income Tax Considerations

Canadian Federal Income Tax Considerations

Assuming that the fair market value of all Goldco Shares at the time of distribution does not exceed the paid-up capital of all Corriente Class A Shares (the redesignated Corriente Common Shares) immediately before the distribution, a Corriente Shareholder whose Corriente Class A Shares are exchanged for Corriente New Common Shares and Goldco Shares will be considered to have disposed of the Corriente Class A Shares for proceeds of disposition equal to the greater of the adjusted cost base to the shareholder of the Corriente Class A Shares immediately before the exchange (which will equal the adjusted cost base to the shareholder of the Corriente Shares immediately before their redesignation) and the fair market value of the Goldco Shares at the time of their distribution. Consequently, the Corriente Shareholder will realize a capital gain to the extent that the fair market value of the Goldco Shares exceeds the adjusted cost base of the shareholder’s Corriente Class A Shares.

In addition, a Non-Resident Corriente Shareholder who participates in the Arrangement will not be subject to tax under the ITA on any capital gain realized on the exchange of Corriente Class A Shares for Corriente New Common Shares and Goldco Shares provided that either the shares disposed of do not constitute taxable Canadian property of the Non-Resident Corriente Shareholder at the Effective Date or an applicable income tax treaty exempts the capital gain from tax under the ITA.

A summary of the principal Canadian federal income tax considerations in respect of the proposed Arrangement is included under “Income Tax Considerations – Canadian Federal Tax Considerations” and the foregoing is qualified in full by the information in such section.

Corriente Shareholders should carefully review the tax considerations described in this Information Circular and are urged to consult their own tax advisors in regard to their particular circumstances. See "Income Tax Considerations - Canadian Federal Income Tax Considerations".

United States Federal Income Tax Considerations

The distribution of Goldco Shares to a U.S. Holder may be partially or wholly taxable for United States federal income tax purposes, depending upon the application of the PFIC rules of Sections 1291-1298 of the Code. A summary of the principal U.S. federal income tax considerations in respect of the proposed Arrangement is included under "Income Tax Considerations - United States Federal Income Tax Considerations" and the foregoing is qualified in full by the information in such section.

Corriente Shareholders should carefully review the tax considerations described in this Information Circular and are urged to consult their own tax advisors in regard to their particular circumstances. See "Income Tax Considerations – United States Federal Income Tax Considerations".

Risk Factors

Corriente Shareholders should consider a number of risk factors in evaluating whether to vote in favour of the Arrangement Resolution. These risk factors include certain risks related to the Arrangement and risks relating to Corriente (and to Corriente and Goldco, as appropriate, upon completion of the Arrangement).  For a discussion of the risk factors in respect of Corriente, please refer to the factors listed under the heading “Risk Factors” in Corriente’s Annual Information Form dated March 29, 2007, which is incorporated into this Information Circular by reference, and a copy of which is available on SEDAR at www.sedar.com.  For a discussion of the risk factors in respect of Goldco, please refer to the section headed “Risk Factors” in Schedule D to this Information Circular.

Selected Financial Information

Schedule E attached to this Information Circular contains audited carve-out financial information for Goldco as at December 31, 2006. The carve-out financial information should be read in conjunction with the audited financial statements of Corriente for the year ended December 31, 2006, which are incorporated by reference into this Information Circular, and a copy of which is available on SEDAR at www.sedar.com.  A summary of that information is set out below:

As at December 31, 2006

Goldco
Current Assets	$1,165
Mineral Properties	$220,325
Liabilities	$221,490
Shareholders’ Equity (Deficit)	$Nil

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Corriente for use at the Meeting of Corriente Shareholders to be held on Thursday, May 24, 2007 (and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of Corriente.  All costs of solicitation will be borne by Corriente.

These securityholder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner, and Corriente or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary (as defined below) holding on your behalf.  By choosing to send these materials to you directly, Corriente (and not the Intermediary holding on your behalf) has assumed responsibility for () delivering these materials to you, and () executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions. (For further information relating to non-registered owners, see the discussion below under “Information for Non-Registered (Beneficial) Owners of Corriente Common Shares”.)

Information for Non-Registered (Beneficial) Owners of Corriente Common Shares

The Corriente Common Shares owned by many Corriente Shareholders are not registered on the records of Corriente in the beneficial shareholders’ own names.  Rather, such Corriente Common Shares are registered in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency (referred to in this Information Circular as “Intermediaries”).  Corriente Shareholders who do not hold their Corriente Common Shares in their own names (referred to in this Information Circular as “non-registered owners”) should note that only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  A non-registered owner cannot be recognized at the Meeting for the purpose of voting his shares unless such holder is appointed by the applicable Intermediary as a proxyholder.

Non-registered owners who have not objected to their Intermediary disclosing certain ownership information about themselves to Corriente are referred to as non-objecting beneficial owners (“NOBOs”).  Those non-registered owners who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as objecting beneficial owners (“OBOs”).

In accordance with applicable securities regulatory policy (National Instrument 54-101 of the Canadian Securities Administrators), Corriente has elected to seek voting instructions directly from NOBOs.  The Intermediaries (or their service companies) are responsible for forwarding this Information Circular and other Meeting materials to each OBO, unless the OBO has waived the right to receive them.

Meeting materials sent to non-registered owners who have not waived the right to receive Meeting materials are accompanied by a request for voting instructions (a “VIF”).  This form is provided instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a non-registered owner is able to instruct the registered shareholder how to vote on behalf of the non-registered owner.  VIFs, whether provided by Corriente or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the Corriente Common Shares which they beneficially own.  If a non-registered owner who receives a VIF wishes to attend the Meeting or have someone else attend on his behalf, then the non-registered owner may request a legal proxy as set forth in the VIF, which will grant the non-registered owner or his nominee the right to attend and vote at the Meeting.

IF YOU ARE A NON-REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE “REQUEST FOR VOTING INSTRUCTIONS” (VIF) THAT ACCOMPANIES THIS INFORMATION CIRCULAR.

Appointment, Deposit and Revocation of Proxies

The individuals named as appointed proxyholders in the accompanying form of proxy are the Chief Executive Officer and the Chief Financial Officer of the Company.  A Corriente Shareholder wishing to appoint some other person (who need not be a Corriente Shareholder) to represent him or her at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the form of proxy and striking out the two printed names or by completing another form of proxy.

To be valid, a proxy must be in writing and executed by the Corriente Shareholder or its attorney authorized in writing, unless the Corriente Shareholder chooses to complete the proxy by telephone or the internet as described in the enclosed proxy form. Completed proxies must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

A Corriente Shareholder who has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and returning it to Computershare Trust Company of Canada in the manner and so as to arrive as described above; or (b) by depositing an instrument in writing executed by the Corriente Shareholder or by his/her attorney authorized in writing: (i) at the registered office of the Company, Suite 520 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, at any time up to and including the last business day preceding the day of the Meeting or any reconvened meeting at which the proxy is to be used, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any reconvened meeting; or (c) in any other manner permitted by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Exercise of Discretion by Proxies

The persons named in the accompanying form of proxy will vote shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Corriente Shareholder appointing them.  If the Corriente Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such specification, such shares will be voted in favour of the matters to be acted upon as set out herein.  The accompanying form of proxy confers discretionary authority on the person appointed proxyholder hereunder with respect to amendments or variations of those matters specified in the form of proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the accompanying form of proxy to vote in accordance with their best judgement on such matter or business.  At the time of printing of this Information Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

INFORMATION CONCERNING THE MEETING

Time, Date and Place

The Meeting will be held at the offices of Bull, Housser & Tupper LLP, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3 at 10:00 a.m. (Vancouver time) on Thursday, May 24, 2007.

Record Date

The record date for the determination of Corriente Shareholders entitled to receive notice of and to vote at the Meeting has been fixed at April 19, 2007.  Any Corriente Shareholder of record at the close of business on April 19, 2007 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his Corriente Common Shares voted at the Meeting.

Outstanding Shares and Principal Holders

As at April 12, 2007, Corriente has issued and outstanding 74,752,393 fully paid and non-assessable Corriente Common Shares, each share carrying the right to one vote.  Corriente has no other classes of voting securities.

To the knowledge of the directors and executive officers of Corriente, there are no persons or companies as at April 12, 2007 who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of Corriente.

Matters to be Considered at the Meeting

At the Meeting, the Corriente Shareholders will be asked to consider and vote upon the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of Corriente for the ensuing year, the authorization of the directors of Corriente to fix the auditors’ remuneration, and the election of the directors of Corriente for the ensuing year.  Information with respect to those matters, and other information required to be included annually in Corriente’s management information circular, is set forth below under the heading “Annual Business of the Meeting”, following the disclosure with respect to the Arrangement.

At the Meeting, Corriente Shareholders will also be asked to consider and, if deemed appropriate, to pass, with or without variation, the Arrangement Resolution, the full text of which is reproduced at Schedule A to this Information Circular.

The directors of Corriente unanimously recommend that Corriente Shareholders vote in favour of the Arrangement Resolution at the Meeting. See “The Arrangement — Background to the Arrangement and Recommendation of the Directors of Corriente”. To be effective, the Arrangement Resolution must be approved by not less than two-thirds of the votes cast thereon by the holders of Corriente Common Shares present in person or represented by proxy at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Corriente Common Shares represented by such form of proxy in favour of the Arrangement Resolution.

THE ARRANGEMENT

Corriente Resources Inc.

Corriente is a Canadian mineral resource company that since 1992 has been engaged, through its subsidiaries, in the acquisition, exploration and development of mineral properties, primarily in South America.  Until 2003, Corriente was principally an exploration company with a goal to acquire properties, to locate and confirm the existence of bodies of commercial ore on them, and to sell the properties to other entities for subsequent development.  Since 2003, Corriente has been pursuing the exploration and development of its mining concessions in the Corriente Copper Belt in southeastern Ecuador, most notably the Mirador project.  Today Corriente is primarily a copper development company, focused on moving its Mirador copper-gold project into production, along with developing the large Panantza-San Carlos copper complex in the north of the Corriente Copper Belt.

Corriente’s principal office and its registered and records office are located at Suite 520, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.  Corriente also has administrative and operations offices in the Cayman Islands, British Virgin Islands and in Quito, Ecuador.

The following documents, filed with the securities regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec, are specifically incorporated by reference into, and form an integral part of, this Information Circular:

(a)

the comparative audited financial statements of Corriente for the years ended December 31, 2006 and 2005, together with the auditors’ report thereon;

(b)

the management’s discussion and analysis of financial condition and results of operations of Corriente for the year ended December 31, 2006; and

(c)

the annual information form of Corriente dated March 29, 2007.

Any statement contained in this Information Circular or in a document incorporated or deemed to be incorporated by reference into this Information Circular shall be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference into this Information Circular modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated by reference into this Information Circular are available with Corriente’s filings on SEDAR at www.sedar.com.

Overview of the Arrangement

General

The Directors of Corriente and Goldco have resolved to adopt the Plan of Arrangement providing for the completion of the Arrangement. The Arrangement involves the transfer by Corriente to Goldco of the Transferred Assets, which comprise Corriente’s indirect 100% interest in the Caya and Piedra Liza Properties located in Ecuador. Pursuant to the Arrangement, among other things, each Corriente Shareholder as at the Arrangement Record Date (other than a registered holder of Corriente Common Shares who exercises the Dissent Right) will be entitled to receive Corriente New Common Shares and Goldco Shares in exchange for the Corriente Common Shares held by such Corriente Shareholder prior to the Arrangement, on the basis of one Corriente New Common Share and one-third of one Goldco Share for each Corriente Common Share held by such Corriente Shareholder.

The directors of Corriente believe that the Arrangement will enhance shareholder value by, among other things, improving the identification and valuation of the mineral property interests of Corriente, allowing Corriente to focus on its advanced-stage copper projects in the Corriente Copper Belt, including the Mirador project, without impact on, or future dilution of, certain other early-stage property interests of Corriente and by allowing Goldco to focus on the early-stage Caya and Piedra Liza Properties that are principally prospective for gold.

A planned exploration program on the gold targets in the Caya and Piedra Liza Properties, consisting of geological mapping, rock chip sampling and trenching, is expected for later this year.  During this period, management will be reviewing possible plans to maximize shareholder value including mergers, joint ventures or an initial public offering of Goldco Shares.  Until such time as Goldco completes an initial public offering or a stock exchange listing of the Goldco Shares, which it may never do, no Goldco Share may be transferred without the consent of Goldco’s directors.

Directors and Officers

On completion of the Arrangement, the initial directors and officers of Goldco will be the current directors and officers of Corriente, except that Tom Milner, Corriente’s President, will not be a director or officer of Goldco.

Mineral Property Interests and Other Assets of Goldco and Corriente upon Completion of the Arrangement

Goldco was incorporated under the BCBCA on April 20, 2007 for the purpose of carrying out the Arrangement. Pursuant to the Arrangement, among other things, Corriente will transfer the Transferred Assets to Goldco. The Transferred Assets comprise the indirect ownership of the Caya and Piedra Liza Properties.  Under the Arrangement, Corriente will transfer to Goldco all of the issued and outstanding shares of Corriente Caymans, a wholly-owned subsidiary of Corriente, which is the holder of all of the issued shares of Midasmine, which in turn is the holder of the Caya and Piedra Liza properties.  The Board has obtained an independent opinion of value that values the Caya and Piedra Liza Properties as at December 31, 2006 at $96,000 plus or minus 50%, or in the range of $48,000 to $144,000, a relatively wide range to account for the high level of uncertainty associated with properties at such an early stage of exploration and under the current political circumstances in Ecuador.  Additional information regarding Goldco and the Transferred Assets following the completion of the Arrangement is set forth in Schedule D to this Information Circular.

Upon completion of the Arrangement, Corriente will continue to hold all of its other mineral resource property interests, including the Mirador project.  Given the minimal value of the Caya and Piedra Liza Properties relative to the value of Corriente’s other mineral projects and assets, the disposition of the Caya and Piedra Liza Properties will have an immaterial effect on Corriente.  As a result, on completion of the Arrangement, Corriente will be substantially unchanged.  Additional information regarding Corriente and its mineral resource property interests and other assets is provided under the heading “Corriente Resources Inc.” and in the documents incorporated by reference therein.

Background to the Arrangement and Recommendation of the Directors of Corriente

During 2006, the directors of Corriente began considering whether the separation of the Caya and Piedra Liza Properties of Corriente located in the Zamora-Chinchipe Province of Ecuador would be beneficial to Corriente Shareholders. The directors of Corriente focused upon a transaction whereby such early-stage mineral resource properties would be transferred to a new company and the shares of that company would be distributed to the Corriente Shareholders. Corriente would retain all of its other mineral exploration and development property interests and related assets, including the Mirador project.

The directors of Corriente met on a number of occasions with members of the management of Corriente to consider the alternatives to effect the reorganization and to review certain accounting, tax and legal issues which arose in connection with their deliberations. After a review of the financial, tax and legal issues, the directors of Corriente concluded that the separation of the Transferred Assets from the other assets of Corriente would be beneficial to Corriente Shareholders.

Management of Corriente together with legal and tax advisors were given the mandate to settle the terms of the Plan of Arrangement in April 2007. Corriente’s Board has concluded that the proposed Arrangement is fair and reasonable to, and is in the best interests of, Corriente and the Corriente Shareholders, and that the ratio of one Corriente New Common Share and one-third of one Goldco Share for each Corriente Common Share held on the Arrangement Record Date is appropriate in the circumstances. The directors and management of Corriente reviewed and considered alternative reorganization proposals and the views of Corriente’s tax advisors and legal counsel with respect to the terms of the Plan of Arrangement and other documents.

The purpose of the Arrangement is to allow Corriente to retain its advanced mineral resource property interests and to transfer certain of Corriente’s early-stage properties, namely the Caya and Piedra Liza Properties, to Goldco. The directors of Corriente have identified the following advantages to the proposed Arrangement:

(a)

the separation of the copper properties from the gold properties allows Corriente’s management to focus on the development of Corriente’s copper properties and allows management of Goldco to focus on exploration of the gold properties; and

(b)

the separation of the copper properties from the gold properties allows Corriente Shareholders to participate either separately or on a combined basis in the more advanced development of Corriente’s copper properties and in the exploration potential of Goldco’s gold properties, aligns the risks and returns from each asset class and provides Corriente Shareholders with the ability to alter their participation in each.

In arriving at their recommendation with respect to the Arrangement, the directors of Corriente considered, among other matters:

(a)

the views of the management of Corriente with respect to the prospects of an increase in shareholder value;

(b)

the independent opinion of value obtained in respect of the Caya and Piedra Liza Property;

(c)

the terms of the Arrangement, which will result in Corriente Shareholders continuing to indirectly own immediately after the Arrangement becomes effective, the same proportionate voting and equity interest in all of the assets currently held by Corriente through their ownership of shares of both Corriente and Goldco;

(d)

the procedures by which the Arrangement will be approved, including the requirement that the Arrangement be approved by not less than two-thirds of the votes cast by the holders of Corriente Common Shares present in person or represented by proxy at the Meeting, and the requirement for Court approval; and

(e)

the tax treatment of Corriente and the Corriente Shareholders under the Arrangement.

Accordingly, the directors of Corriente unanimously recommend that the Corriente Shareholders vote in favour of the Arrangement Resolution.  To be effective, the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by the holders of Corriente Common Shares present in person or represented by proxy at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Corriente Common Shares represented by such form of proxy in favour of the Arrangement Resolution.

Court Approval and Completion of the Arrangement

On April 24, 2007, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Schedule B to this Information Circular.

Subject to the terms of the Plan of Agreement, if the Arrangement and the Plan of Arrangement are approved by the Corriente Shareholders at the Meeting in the manner required by the Interim Order, and the Board has not determined for any reason not to proceed with the Arrangement, Corriente will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement will be scheduled for June 7, 2007 at 10:00 a.m. (Vancouver time), or as soon thereafter as counsel may be heard in the Court, at 800 Smithe Street, Vancouver, British Columbia. Any Corriente Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court an appearance and delivering a copy of the filed appearance, together with a copy of all material on which such holder or person intends to rely at the hearing, including an outline of such Corriente Shareholder’s or other person’s proposed submissions, to the solicitors for Corriente: Bull, Housser & Tupper LLP, 3000  Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, Attention:  Marion Shaw on or before 4:00 p.m. (Vancouver time) on May 31, 2007, subject to other direction of the Court. A copy of the Notice of Hearing of Application for the Final Order is attached as Schedule G to this Information Circular.

Corriente Shareholders in the United States should note that the Goldco Shares and the Corriente New Common Shares to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration requirements set out in section 3(a)(10) of the 1933 Act. The Court will be advised at the hearing of the application for the Final Order that the Court’s determination that the Arrangement is fair and reasonable will form the basis for the section 3(a)(10) exemption with respect to the Goldco Shares and the Corriente New Common Shares to be distributed pursuant to the Arrangement.

Corriente has been advised by its counsel, Bull, Housser & Tupper LLP, that the Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Corriente or Goldco may determine, acting reasonably, not to proceed with the Arrangement.

Description of the Plan of Arrangement

It is currently contemplated that the following will occur and be deemed to occur in the following order without further act or formality as of the Effective Time:

(a)

Corriente’s Notice of Articles will be amended to:

(i)

rename the Corriente Common Shares as Corriente Class A Shares; and

(ii)

authorize Corriente to issue:

(A)

an unlimited number of Corriente Class A Shares without par value; and

(B)

an unlimited number of Corriente New Common Shares without par value;

(b)

Corriente’s Articles will be amended by adding the special rights and restrictions attached to the Corriente Class A Shares set out in Schedule A to the Plan of Arrangement;

(c)

Each issued Corriente Class A Share held by a Dissenting Shareholder will be, and be deemed to be, purchased for cancellation by Corriente for an amount to be determined and paid in the manner described in the Plan of Arrangement;

(d)

Corriente will transfer the Transferred Assets to Goldco, in consideration for which Goldco will issue to Corriente that number of Goldco Shares which is necessary to permit the distribution of Goldco Shares in exchange for Corriente Class A Shares as contemplated by paragraph (e) below, less one Goldco Share;

(e)

Each issued and outstanding Corriente Class A Share (other than any such shares in respect of which the holder has exercised Dissent Rights) will be exchanged for one Corriente New Common Share and one-third of one Goldco Share, provided that if an entitlement to a fractional Goldco Share would otherwise result from the exchange, the number of Goldco Shares to be distributed will be rounded down to the next whole number of Goldco Shares.  Each Corriente Shareholder shall cease to be the holder of the Corriente Class A Shares so exchanged and shall become the holder of the number of Corriente New Common Shares and Goldco Shares issued and transferred to such Corriente Shareholder.  The name of such Corriente Shareholder shall be removed from the register of members of the Corriente Class A Shares and shall be added to the registers of members of Corriente New Common Shares and Goldco Shares as the holder of the numbers of Corriente New Common Shares and Goldco Shares, respectively, so issued and transferred to such Corriente Shareholder;

(f)

The capital of Corriente for the Corriente New Common Shares will be the amount equal to the capital of Corriente for the Corriente Class A Shares, less the fair market value of the Goldco Shares distributed to Corriente Shareholders, other than Dissenting Shareholders, and the paid-up capital of Corriente will be reduced accordingly;

(g)

The Corriente Class A Shares exchanged for Corriente New Common Shares and Goldco Shares will be cancelled;

(h)

Corriente’s Notice of Articles will be altered by cancelling the Corriente Class A Shares from the share capital that Corriente is authorized to issue and renaming the Corriente New Common Shares as “common shares”; and

(i)

such Altered Notice of Articles shall be filed with the Registrar in the form set out in Schedule B to the Plan of Arrangement;

so that at the conclusion of the Arrangement, as before it, Corriente’s authorized capital will consist of a single class of common shares.

As at April 12, 2007, there were outstanding 74,752,393 Corriente Common Shares. Based on the foregoing, and assuming the completion of the Arrangement on the basis described above and that no Corriente Shareholder exercises the Dissent Right, as at April 12, 2007, Corriente would have outstanding 74,752,393 Corriente New Common Shares and Goldco would have outstanding 24,917,464 Goldco Shares.

While it is currently contemplated that the Arrangement will be completed as described above, the transactions and events comprised by the Plan of Arrangement may be modified so long as the amendments do not materially prejudice the Corriente Shareholders.

Conditions to the Arrangement Becoming Effective

The respective obligations of Corriente and Goldco to complete the Arrangement are subject to the satisfaction or waiver, on or before the Effective Date, of the following conditions: () the Interim Order having been granted in form and substance satisfactory to Corriente, () the Arrangement, with or without amendment, having been approved at the Meeting, with or without variation, by the requisite majority of the votes cast by the Corriente Shareholders at the Meeting, () the Final Order having been granted in form and substance satisfactory to Corriente and including a declaration of the Court that the terms and conditions of the Arrangement are fair to the Corriente Shareholders and that the Court is aware that such finding of fairness will form the basis of an exemption from the registration requirements of the 1933 Act, () the TSX having conditionally approved the substitutional listing thereon of the Corriente New Common Shares to be issued pursuant to the Arrangement (including the Corriente New Common Shares which, as a result of the Arrangement, are issuable upon the exercise of the Corriente Options) as of the Effective Date, or as soon as possible thereafter, subject only to compliance with the usual requirements of the TSX, () AMEX having conditionally approved the substitutional listing thereon of the Corriente New Common Shares to be issued pursuant to the Arrangement (including the Corriente New Common Shares which, as a result of the Arrangement, are issuable upon the exercise of the Corriente Options) as of the Effective Date, or as soon as possible thereafter, subject only to compliance with the usual requirements of AMEX, () all governmental, court, regulatory, third person and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements considered by Corriente to be necessary or desirable for the Arrangement to become effective and for the transfer of the Transferred Assets to Goldco having been obtained or received on terms that are satisfactory to Corriente, () there not being in force any order or decree restraining or enjoining the completion of the transactions contemplated by the Plan of Arrangement, and () the Plan of Arrangement not having been terminated in accordance with the provisions thereof.

Notwithstanding the fulfillment or waiver of the foregoing conditions, at any time before or after the holding of the Meeting but prior to the Effective Date, the Plan of Arrangement may be unilaterally terminated by the Board without further notice to, or action on the part of, the Corriente Shareholders for whatever reason the Board may consider appropriate. The Board considers it appropriate to retain the flexibility to not proceed with the Arrangement should some event occur prior to the Arrangement becoming effective which in the opinion of the Board makes it inappropriate or inadvisable to complete the Arrangement. The Arrangement Resolution to be considered by the Corriente Shareholders at the Meeting authorizes such action by the directors of Corriente.

Exchange Procedures

On or as soon as practicable after the Effective Date, Corriente and Goldco will deposit with the Depositary or arrange to be delivered, certificates representing the aggregate number of Corriente New Common Shares and Goldco Shares respectively issued to the Corriente Shareholders in connection with the Arrangement. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Corriente Common Shares, together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, certificates representing that number (rounded down to the nearest whole number) of Corriente New Common Shares and Goldco Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled. A Letter of Transmittal accompanies this Information Circular.

In the event of a transfer of ownership of Corriente Common Shares that is not registered in the transfer records of Corriente, certificates representing the proper number of Corriente New Common Shares and Goldco Shares may be issued to the transferee if the certificate representing such Corriente Common Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer.  Until surrendered, each certificate which immediately prior to the Effective Time represented Corriente Common Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificates representing Corriente New Common Shares and Goldco Shares that the holder thereof has the right to receive in respect of such certificate pursuant to the Plan of Arrangement.

If any certificate that immediately prior to the Effective Time represented outstanding Corriente  Common Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will cause to be issued in exchange for such lost, stolen or destroyed certificate, a certificate representing Corriente New Common Shares and a certificate representing Goldco Shares deliverable in respect thereof in accordance with such holder's Letter of Transmittal, as determined in accordance with the Arrangement. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing Corriente New Common Shares and a certificate representing Goldco Shares are to be issued must, as a condition precedent to the issuance thereof, give a bond satisfactory to Corriente, Goldco and the Depositary in such amount as Corriente, Goldco and the Depositary may direct or otherwise indemnify Corriente, Goldco and the Depositary in a manner satisfactory to Corriente, Goldco and the Depositary against any claim that may be made against Corriente, Goldco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

No dividend or other distribution declared or made after the Effective Time with respect to the Corriente New Common Shares or the Goldco Shares with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Corriente Common Shares unless and until the holder of such certificate surrenders such certificate (together with the Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate) or complies with the required procedures in respect of lost, stolen or destroyed certificates. Subject to applicable law, at the time of such surrender of any such certificate or compliance with the required procedures in respect of lost, stolen or destroyed certificates, there will be paid to the holder of record of the certificate representing the Corriente New Common Shares and the certificate representing the Goldco Shares, without interest, the amount of the dividend or other distribution with a record date on or after the Effective Date but prior to surrender with respect to such Corriente New Common Shares or Goldco Shares.

Corriente, Goldco and the Depositary are entitled to deduct and withhold from all dividends or other distributions otherwise payable to any holder of Corriente New Common Shares or Goldco Shares such amounts as Corriente, Goldco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

No fractional Goldco Shares will be issued to Corriente Shareholders upon the exchange of Corriente Class A Shares for Goldco Shares and the number of Goldco Shares to which each Corriente Shareholder is entitled will be rounded down to the next whole number and no payment will be made in respect of such a fractional share.

To the extent that a Corriente Shareholder has not surrendered the certificate representing the Corriente Common Shares held by such shareholder on or before the date which is six years after the Effective Date, then the Corriente New Common Shares and Goldco Shares which such Corriente Shareholder was entitled to receive will be cancelled by Corriente and Goldco respectively and the interest of the Corriente Shareholder therein will be terminated as of such date.

No new agreements or certificates will be issued in respect of the Corriente Options.  After the Effective Date, Corriente Options will be exercisable to acquire Corriente New Common Shares only.

Securities Law Matters

Canada

All trades in the Corriente New Common Shares and the Goldco Shares made pursuant to the Arrangement will be exempt from the registration and prospectus requirements of the securities legislation of the provinces and territories of Canada.

The Corriente New Common Shares issued to a Corriente Shareholder in connection with the Arrangement will generally be freely tradable under the securities laws of Canada if: (i) at the time of such first trade, Corriente is a reporting issuer or the equivalent under the legislation of a jurisdiction in Canada (Corriente currently being a reporting issuer or the equivalent in five of such jurisdictions); (ii) no unusual effort is made to prepare the market or to create a demand for the Corriente New Common Shares, that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; (iv) if the seller of the securities is an insider or officer of Corriente, the seller has no reasonable grounds to believe that Corriente, is in default of any requirement of the applicable legislation; and (v) the first trade is not from the holdings of a person or company or a combination of persons or companies holding a sufficient number of any securities of Corriente, so as to affect materially the control of Corriente, (a holding by any person, company or combination of persons and/or companies of more than 20 per cent of the outstanding voting securities of Corriente, being deemed, in the absence of evidence to the contrary, to affect materially the control of Corriente).

The Goldco Shares are not listed for trading and no application has been made to list the Goldco Shares, on any market or exchange.  Accordingly, there is no market through which these securities may be sold and holders of Goldco Shares may not be able to sell such shares.  Holders of Goldco Shares are urged to consult with counsel to ensure that any sale of the Goldco Shares complies with applicable securities legislation.

All holders of all such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

United States

The Corriente New Common Shares and the Goldco Shares to be issued to holders of Corriente Common Shares will not be registered under the 1933 Act. Such shares will be issued in reliance upon the exemption from registration provided by section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts from the general registration requirement under the 1933 Act, securities that are issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issue and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issue and exchange at which all persons to whom such securities will be issued have the right to appear. The Court is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issue of securities in exchange for other outstanding securities. See “The Arrangement — Court Approval and Completion of the Arrangement”.

The following U.S. resale restrictions are subject to the share transfer restrictions outlined in "Share Capital – Common Shares" in “Information Concerning Goldco” attached hereto as Schedule D.

United States shareholders of Corriente prior to the Arrangement who were not affiliates of Corriente prior to the Arrangement and who are not affiliates of Corriente or Goldco after the Arrangement may resell the  Corriente New Common Shares and Goldco Shares, respectively, that they receive in connection with the Arrangement without restriction under the U.S. Securities Act.

Shareholders of Corriente prior to the Arrangement who were affiliates of Corriente prior to the Arrangement may not sell the Corriente New Common Shares or the Goldco Shares that they receive in connection with the Arrangement in the absence of registration under the 1933 Act, unless an exemption from registration is available, such as the exemptions contained in Rule 145(d) or Regulation S under the 1933 Act.

With respect to Goldco Shares, assuming that such shares are not subsequently listed on a United States securities exchange, in general, under Rule 145(d) persons who are affiliates of Corriente prior to the Arrangement and who hold their Goldco Shares received in the Arrangement for a period of two years after the Arrangement may sell such Shares in the United States, without any restrictions, provided that they have not been affiliates of Goldco during the three-month period preceding the resale.  However, persons who are affiliates of Corriente prior to the Arrangement and who are affiliates of Goldco after the Arrangement will continue to be subject to the sale restrictions in the preceding paragraph for so long as they continue to be affiliates of Goldco.

With respect to Corriente New Common Shares, in general, under Rule 145(d) persons who were affiliates of Corriente prior to the Arrangement will be entitled to sell in the United States, during any three-month period, a portion of the Corriente New Common Shares that they receive in the Arrangement, provided that the number of such shares sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities continue to be listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about Corriente.  Persons who were affiliates of Corriente prior to the Arrangement but who are not affiliates of Corriente after the Arrangement and who hold their Corriente New Common Shares received in the Arrangement for a period of one year after the Arrangement, may sell such shares in the United States without regard to the volume and manner of sale restrictions set forth in the preceding sentence, provided that current public information about Corriente is available.  Persons who were affiliates of Corriente prior to the Arrangement and who hold their Corriente New Common Shares received in the Arrangement for a period of two years after the Arrangement may sell such shares in the United States, without any of the above restrictions, provided that they have not been affiliates of Corriente during the three-month period preceding the resale.  Persons who are affiliates of Corriente after the Arrangement will continue to be subject to the sale restrictions described under the second paragraph of this section for so long as they continue to be affiliates of Corriente.

In general, under Regulation S, persons who were affiliates of Corriente prior to the Arrangement and who are not affiliates of Corriente or Goldco after the Arrangement or who are affiliates of Corriente or Goldco solely by virtue of their status as an officer or director of Corriente or Goldco may sell their Corriente New Common Shares or Goldco Shares, respectively, outside the United States in an "offshore transaction" if neither the seller nor any person acting on its behalf engages in "directed selling efforts" in the United States.  In the case of a sale of Corriente New Common Shares or Goldco Shares by an officer or director who is an affiliate of Corriente or Goldco, respectively, solely by virtue of holding such position, there would be an additional requirement that no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker's commission.  For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the sale transaction.  Certain additional restrictions are applicable to a holder of Corriente New Common Shares or Goldco Shares who is an affiliate of Corriente or Goldco, respectively, after the Arrangement other than by virtue of his or her status as an officer or director of Corriente or Goldco, respectively.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Corriente New Common Shares or the Goldco Shares received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Stock Exchange Listings

Corriente

Applications have been filed with each of the TSX and AMEX to have the Corriente New Common Shares listed on the TSX and on AMEX in substitution for the Corriente Common Shares immediately upon completion of the Arrangement, subject to Corriente complying with the continued listing requirements of the TSX and AMEX.

Goldco

The Goldco Shares are not listed for trading and no application has been made, or is currently proposed to be made, to list such securities on any market or exchange.

DISSENT RIGHT

There is no mandatory statutory right of dissent and appraisal in respect of plans of arrangement under the BCBCA. However, as contemplated in the Plan of Arrangement, Corriente has granted the Dissent Right to the Corriente Shareholders who object to the Arrangement Resolution.

The following description of the Dissent Procedures is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder and is qualified entirely by reference to the full text of the Interim Order and the Plan of Arrangement. The Interim Order, which is attached as Schedule B to this Information Circular, provides the Corriente Shareholders with the right to dissent on substantially the same terms and conditions as set out in Sections 237 to 247 of the BCBCA, which are attached as Schedule F to this Information Circular.

In general, any Corriente Shareholder who dissents from the Arrangement Resolution in compliance with Sections 237 to 247 of the BCBCA (as modified by this Information Circular and the Interim Order) will be entitled, in the event that the Arrangement becomes effective, to be paid by Corriente the fair value of the Corriente Common Shares held by such Dissenting Shareholder determined as of the close of business on the day before the passage of the Arrangement Resolution.

A Dissenting Shareholder shall, on the Effective Date, and notwithstanding any provision of Sections 237 to 247 of the BCBCA, be deemed to have transferred the Dissenting Shareholder’s Corriente Common Shares to Corriente and shall cease to have any rights as a holder of Corriente Common Shares except for the entitlement to be paid fair value for such Corriente Common Shares in accordance with the Dissent Procedures. In no event shall Corriente or Goldco be required to recognize a Dissenting Shareholder as a Corriente Shareholder after the Effective Date.

A Dissenting Shareholder who does not properly fulfil each of the Dissent Procedures in accordance with the requirements set out herein, acts inconsistently with such dissent or for any other reason is not entitled to be paid the fair value of the holder’s Corriente Common Shares, shall be treated as if the Corriente Shareholder had participated in the Arrangement on the same basis as a non-Dissenting Shareholder.

The filing of a Dissent Notice deprives a Dissenting Shareholder of the right to vote at the Meeting, except if such Dissenting Shareholder ceases to be a Dissenting Shareholder in accordance with the Dissent Procedures. For greater certainty, a Corriente Shareholder who wishes to exercise the right of dissent may not vote in favour of the Arrangement.

A Corriente Shareholder who wishes to dissent must deliver a written Dissent Notice to Corriente at 520 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Attention:  Darryl Jones, not later than 5:00 p.m. (Vancouver time) on the day that is two Business Days immediately prior to the date of the Meeting.

A Dissenting Shareholder must dissent with respect to all Corriente Common Shares in which the holder owns a beneficial interest. The written Dissent Notice must set out the number of Corriente Common Shares in respect of which the Dissent Notice is given and:

(a)

if such Corriente Common Shares constitute all of the Corriente Common Shares of which the Corriente Shareholder is the registered and beneficial holder, a statement to that effect;

(b)

if such Corriente Common Shares constitute all of the Corriente Common Shares of which the Corriente Shareholder is the registered and beneficial holder but if the Corriente Shareholder owns additional Corriente Common Shares beneficially, a statement to that effect and the names of the registered holders, the number of Corriente Common Shares held by such registered holders and a statement that written notices of dissent have or will be sent with respect to such shares; or

(c)

if the Dissent Right is being exercised by a registered holder who is not the beneficial holder of such Corriente Common Shares, a statement to that effect and the name of the beneficial holder and a statement that the registered holder is dissenting with respect to all Corriente Common Shares of the beneficial holder registered in such registered holder’s name.

If the Arrangement Resolution is passed at the Meeting, Corriente must send by registered mail to every Dissenting Shareholder, prior to the date set for the hearing of the Final Order, a notice (a “Notice of Intention”) stating that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Plan of Arrangement, Corriente intends to complete the Arrangement, and advising the Dissenting Shareholder that if the Dissenting Shareholder intends to proceed with the exercise of its right of dissent, it must deliver to Corriente, within 14 days of the mailing of the Notice of Intention, a written statement containing the information specified by the Interim Order, together with the certificates representing the Corriente Common Shares.

A Dissenting Shareholder delivering such a written statement may not withdraw from his, her or its dissent without the prior written consent of Corriente and, at the Effective Time, all of its Corriente Common Shares will be purchased by Corriente and cancelled. Corriente will pay to each Dissenting Shareholder the amount agreed between Corriente and the Dissenting Shareholder for the Corriente Common Shares. Either Corriente or a Dissenting Shareholder may apply to the Court if no agreement on the terms of the sale of Corriente Common Shares has been reached, and the Court may:

(a)

determine the fair value that the Corriente Common Shares had immediately before the passage of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the Arrangement unless exclusion would be inequitable, or order that such fair value be established by arbitration or by reference to the Registrar, or a referee of the Court;

(b)

join in the application each other Dissenting Shareholder not having reached an agreement for the sale of the Corriente Common Shares to Corriente; and

(c)

make consequential orders and give directions it considers appropriate.

In no case shall Corriente or any other Person be required to recognize Dissenting Shareholders as holders of Corriente Common Shares at and after the Effective Time, and the names of such Dissenting Shareholders will be deleted from the list of Corriente Shareholders as of the Effective Time.

If the Arrangement is not implemented for any reason, Dissenting Shareholders will not be entitled to be paid the fair value for their Corriente Common Shares, and such Corriente Common Shares will not be deemed to be cancelled.

The discussion above is only a summary of the Dissent Procedures, which are technical and complex. A Corriente Shareholder who intends to exercise its dissent right should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order. Persons who are beneficial owners of Corriente Common Shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such shares is entitled to dissent. It is suggested that any Corriente Shareholder wishing to avail himself or herself of the dissent rights seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA, the Interim Order and this Information Circular may prejudice the availability of such dissent rights. Dissenting Shareholders should note that the exercise of dissent rights can be a complex, time-consuming and expensive process.

INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

The tax consequences of the Arrangement will vary depending upon the particular circumstances of each Corriente Shareholder and other factors.  Accordingly, Corriente Shareholders are urged to consult with their own tax advisers to determine the particular tax consequences to them of the Arrangement.

In the opinion of PricewaterhouseCoopers LLP (“PwC”), advisors to Corriente, the following summary fairly describes the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to Corriente Shareholders who, for purposes of the ITA (i) hold their Corriente Common Shares, and will hold their Goldco Shares and Corriente New Common Shares, as capital property, (ii) deal at arm’s length with Corriente and Goldco, and (iii) are not affiliated with Corriente or Goldco.

Corriente Common Shares, Corriente New Common Shares and Goldco Shares will generally be considered to be capital property to a holder thereof, unless the shares are held in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. Certain Corriente Shareholders who are resident in Canada and who might not otherwise be considered to hold such shares as capital property may be entitled to have them treated as capital property by making the election provided by subsection 39(4) of the ITA. Any person contemplating making a subsection 39(4) election should consult their tax adviser for advice as to whether the election is available or advisable in their particular circumstances.

This summary is not applicable to a Corriente Shareholder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the ITA, or (ii) who has acquired Corriente Common Shares upon the exercise of an employee stock option. This summary is based upon the current provisions of the ITA, the regulations thereunder (the "Regulations"), and PwC’s understanding of the current administrative practices and policies of the Canada Revenue Agency (the “CRA”). This summary also takes into account all specific proposals to amend the ITA and Regulations (the "Proposed Amendments") announced by the Minister of Finance (Canada) prior to the date hereof, and assumes that all Proposed Amendments will be enacted in their present form. However, there can be no assurance that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, or judicial action or decision, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below. An advance income tax ruling will not be sought from the CRA in respect of the Arrangement.

This summary is of a general nature only, and is not exhaustive of all possible Canadian federal income tax considerations. PwC has not been engaged to provide valuation advice and expresses no views concerning the valuation of the Goldco Shares.  This summary is not intended to be, nor should it be construed to be, legal or tax advice to any Corriente Shareholder. Accordingly, Corriente Shareholders should consult their own tax advisers for advice as to the income tax consequences to them of the Arrangement in their particular circumstances.

Shareholders Resident in Canada

The following portion of the summary is applicable to a Corriente Shareholder who is resident, or deemed to be resident, in Canada for purposes of the ITA.

Exchange of Corriente Class A Shares for New Common Shares and Goldco Shares

Corriente’s management believes that the aggregate fair market value of the Goldco Shares will be less than the aggregate paid-up capital of the Corriente Class A Shares immediately before the distribution of the Goldco Shares. Provided that management’s assessment of the fair market value of the Goldco Shares is correct, no deemed dividend should arise upon the distribution of Goldco Shares. In the event that the aggregate fair market value of the Goldco Shares at the time of distribution were to exceed the aggregate paid-up capital of the Corriente Class A Shares immediately before the distribution, Corriente would be deemed to have paid a dividend on the Corriente Class A Shares equal to the amount of the excess, and each holder of Corriente Class A Shares would be deemed to have received a pro rata portion of the dividend, based on the proportion of Corriente Class A Shares held.

Assuming that no deemed dividend arises on the distribution of the Goldco Shares, a Corriente Shareholder whose Corriente Class A Shares are exchanged for Corriente New Common Shares and Goldco Shares will be considered to have disposed of the Corriente Class A Shares for proceeds of disposition equal to the greater of the adjusted cost base to the Corriente Shareholder of the Corriente Class A Shares immediately before the exchange (which will equal the adjusted cost base to the shareholder of the Corriente Common Shares immediately before their redesignation) and the fair market value of the Goldco Shares at the time of their distribution. Consequently, the Corriente Shareholder will realize a capital gain to the extent that the fair market value of the Goldco Shares exceeds the adjusted cost base of the shareholder’s Corriente Class A Shares. In the event that the distribution of the Goldco Shares gives rise to a deemed dividend as described in the previous paragraph, the proceeds of disposition of the shareholder’s Corriente Class A Shares would be reduced by the amount of the deemed dividend. See “Taxation of Capital Gains and Losses” below for a general description of the treatment of capital gains and losses under the ITA.

The cost to a Corriente Shareholder of Corriente New Common Shares acquired on the exchange will be equal to the amount, if any, by which the adjusted cost base to the Corriente Shareholder of the shareholder’s Corriente Class A Shares immediately before the exchange exceeds the fair market value of the Goldco Shares at the time of their distribution. The cost to a Corriente Shareholder of Goldco Shares acquired on the exchange will be equal to the fair market value of the Goldco Shares at the time of their distribution.

Dividends on Shares

In the case of a Corriente Shareholder who is an individual, dividends received or deemed to be received on Corriente New Common Shares, Corriente Class A Shares or Goldco Shares will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations and may, in the appropriate circumstances, be subject to the enhanced gross-up and dividend tax credit rules.

In the case of a Corriente Shareholder that is a corporation, dividends received or deemed to be received on Corriente New Common Shares, Corriente Class A Shares or Goldco Shares will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. A “private corporation” (as defined in the ITA) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the ITA to pay a refundable tax of 33⅓% on dividends received or deemed to be received on Corriente New Common Shares, Corriente Class A Shares or Goldco Shares to the extent that such dividends are deductible in computing the corporation’s taxable income.

Disposition of Shares

The disposition or deemed disposition of Corriente New Common Shares, Corriente Class A Shares or Goldco Shares by a holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those shares immediately before the disposition. See “Taxation of Capital Gains and Losses” below for a general description of the treatment of capital gains and losses under the ITA.

Taxation of Capital Gains and Losses

One-half of any capital gain (a “taxable capital gain”) realized by a Corriente Shareholder in a taxation year will be included in the shareholder’s income for the year. One-half of any capital loss (an “allowable capital loss”) realized by the shareholder in a year may be deducted against taxable capital gains realized in the year. Any excess of allowable capital losses over taxable capital gains in a taxation year may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the ITA.

If the Corriente Shareholder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a Corriente New Common Share, Corriente Class A Share or a Goldco Share may be reduced by the amount of certain dividends received or deemed to be received by the corporation on the share, to the extent and under circumstances specified by the ITA. Similar rules may apply where the corporation is a member of a partnership or beneficiary of a trust that owns shares, or where a partnership or trust of which the corporation is a member or beneficiary is a member of a partnership or a beneficiary of a trust that owns shares.

Alternative Minimum Tax on Individuals

A Corriente Shareholder who is an individual (including certain trusts and estates) is subject to alternative minimum tax under the ITA. This tax is computed by reference to adjusted taxable income. Eighty per cent of capital gains (net of capital losses) and the actual amount of taxable dividends (not including any gross-up) are included in determining the adjusted taxable income of an individual. Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years, to the extent specified by the ITA.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Corriente Shareholder that is a “Canadian-controlled private corporation” (as defined in the ITA) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including amounts in respect of net taxable capital gains, and dividends or deemed dividends not deductible in computing taxable income.

Dissenting Shareholders

A Corriente Shareholder who, consequent upon the exercise of Dissent Rights, disposes of Corriente Class A Shares to Corriente in consideration for a cash payment from Corriente, will be deemed to have received a dividend equal to the amount by which such payment (other than the portion of the payment that is interest awarded by a court) exceeds the “paid-up capital” (within the meaning of the ITA) of the Dissenting Shareholder’s Corriente Class A Shares.  See “Dividends on Shares” above for a general description of the treatment of dividends under the ITA. In the case of a Dissenting Shareholder that is a corporation, the amount of such deemed dividend may be recharacterized as a capital gain.  Dissenting Shareholders that are corporations should consult their own tax advisors in this regard.

Interest awarded by a court to a Dissenting Shareholder will be included in the shareholder’s income for purposes of the ITA.

The Dissenting Shareholder will also be considered to have disposed of his or her Corriente Class A Shares for proceeds of disposition equal to the amount paid to the Dissenting Shareholder by Corriente (other than the portion thereof that is deemed to be a dividend and any amount that is interest awarded by the court) and will realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Dissenting Shareholder’s Corriente Class A Shares immediately prior to the Effective Date and reasonable costs of the disposition.

The amount of any such capital loss realized by a Dissenting Shareholder that is a corporation generally may be reduced by the amount of certain dividends previously received or deemed to have been received by the Dissenting Shareholder on such Corriente Class A Shares, including the amount of any dividend deemed to be received by the Dissenting Shareholder as a consequence of the repurchase of his or her Corriente Class A Shares by Corriente, in accordance with detailed rules in the ITA in that regard. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Corriente Class A Shares.

Eligibility for Investment

The Corriente New Common Shares will, while held by Corriente Shareholders pursuant to the Arrangement, be qualified investments under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, and registered education savings plans (“Registered Plans”).

The Goldco Shares will be qualified investments under the ITA for Registered Plans at a particular time, provided that, at that time, the shares are listed on a prescribed stock exchange at that time or Goldco is a “public corporation” as defined in the ITA. If the shares are not listed on a prescribed stock exchange at the time they are issued pursuant to the Arrangement, but they become listed on a prescribed stock exchange in Canada before the due date for Goldco’s first income tax return and Goldco makes the appropriate election in that return, the Goldco Shares will be considered to be a qualified investment for Registered Plans from their date of issue.

Shareholders Not Resident in Canada

The following portion of the summary is applicable to a Corriente Shareholder who (i) has not been, is not, and will not be resident or deemed to be resident in Canada for purposes of the ITA, and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, Corriente Common Shares, Corriente New Common Shares or Goldco Shares in connection with carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere.

Receipt of Goldco Shares

The discussion above, under “Shareholders Resident in Canada – Exchange of Corriente Class A Shares for New Common Shares and Goldco Shares”, of the deemed dividend and the capital gain potentially resulting from the distribution of Goldco Shares also applies to a Non-Resident Shareholder. As noted in the above discussion, no deemed dividend is expected as a result of the distribution of the Goldco Shares. In the event that Corriente were deemed to have paid a dividend, the portion of the dividend deemed to have been received by a Non-Resident Shareholder would be subject to withholding tax under the ITA.

Share Exchanges and Subsequent Dispositions of Shares

A Non-Resident Shareholder who participates in the Arrangement will not be subject to tax under the ITA on any capital gain realized on the exchange of Corriente Class A Shares for Corriente New Common Shares and Goldco Shares provided that either the shares disposed of do not constitute taxable Canadian property of the Non-Resident Shareholder at the Effective Date or an applicable income tax treaty exempts the capital gain from tax under the ITA.

Similarly, any capital gain realized by a Non-Resident Shareholder on the disposition or deemed disposition of Goldco Shares acquired pursuant to the Arrangement will not be subject to tax under the ITA provided that either the shares do not constitute taxable Canadian property of the Non-Resident Shareholder at the time of disposition or an applicable income tax treaty exempts the capital gain from tax under the ITA.

Generally, a share of a Canadian corporation owned by a Non-Resident Shareholder will not be taxable Canadian property of the Non-Resident Shareholder at a particular time provided that (i) the share is listed on a prescribed stock exchange (which includes the TSX), (ii) neither the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, nor the Non-Resident Shareholder together with all such persons has owned 25% or more of the shares of any class or series of the corporation within the previous five years, and (iii) the share was not acquired in a transaction as a result of which the share was deemed to be taxable Canadian property of the Non-Resident Shareholder.

The Goldco Shares will be taxable Canadian property of the Non-Resident Shareholder until they become listed on a prescribed stock exchange.

In the case of a Non-Resident Shareholder that is a resident of the United States for purposes of the Canada-United States Income Tax Convention (the “U.S. Treaty”), any gain realized by the Non-Resident Shareholder on a disposition of Corriente Class A Shares, Corriente New Common Shares, or Goldco Shares that would otherwise be subject to tax under the ITA will be exempt from tax pursuant to the U.S. Treaty provided that the value of such shares is not derived principally from real property situated in Canada.

In the event that a Corriente Class A Share, Corriente New Common Share, or Goldco Share constitutes taxable Canadian property of a Non-Resident Shareholder and any capital gain that would be realized on the exchange or disposition of the share is not exempt from tax under the ITA pursuant to an applicable income tax treaty, then the tax consequences discussed above, for Corriente Shareholders who are resident in Canada, under “Exchange of Corriente Class A Shares for New Common Shares and Goldco Shares” and “Disposition of Shares”, as applicable, and under “Taxation of Capital Gains and Losses” will generally apply.

Reporting and withholding obligations apply under section 116 of the ITA when a person who is not resident in Canada for purposes of the ITA disposes of taxable Canadian property, other than excluded property. Excluded property includes shares of a class of shares of a corporation, if the class of shares is listed on a prescribed stock exchange. If the TSX listings are obtained, the reporting and withholding obligations will not apply with respect to the exchange of a Non-Resident Shareholder’s Corriente Class A Shares or disposition of Corriente New Common Shares.

As noted above, the Goldco Shares will be taxable Canadian property of the Non-Resident Shareholder until they become listed on a prescribed stock exchange.  Accordingly, the reporting and withholding obligations will generally apply with respect to the disposition or deemed disposition of a Non-Resident Shareholder’s Goldco Shares if the Goldco Shares are taxable Canadian property at the time of the disposition or deemed disposition.  Non-Resident Corriente Shareholders whose Goldco Shares constitute taxable Canadian property should consult their own tax advisors with respect to any applicable Canadian tax payment and reporting requirements.

Dividends on Shares

Dividends paid, deemed to be paid, or credited on Corriente New Common Shares or Goldco Shares to a Non-Resident Shareholder will be subject to withholding tax under the ITA at a rate of 25% unless the rate is reduced by an applicable income tax treaty. In the case of a beneficial owner of dividends who is a resident of the United States for purposes of the U.S. Treaty and who owns less than 10% of the voting stock of the company paying, deemed to be paying or crediting the dividend, the rate of withholding tax on dividends will be reduced to 15%.

Dissenting Shareholders

A Non-Resident Shareholder who, consequent upon the exercise of Dissent Rights, disposes of Corriente Class A shares to Corriente in consideration for a cash payment from Corriente, will be deemed to have received a dividend equal to the amount by which such payment (other than the portion of the payment that is interest awarded by a court) exceeds the “paid-up capital” (within the meaning of the ITA) of the Dissenting Shareholder’s Corriente Class A Shares. The deemed dividend received by a Non-Resident Shareholder consequent upon the exercise of Dissent Rights will be subject to withholding tax under the ITA.  The same general considerations apply as discussed above under “Shareholders Not Resident in Canada - Dividends on Goldco Shares” in determining the withholding tax rate applicable to the deemed dividend.

Interest received by a Non-Resident Shareholder consequent upon the exercise of Dissent Rights will be subject to withholding tax under the ITA at a rate of 25% unless the rate is reduced by an applicable income tax treaty. In the case of a beneficial owner of interest who is a resident of the United States for purposes of the U.S. Treaty, the rate of withholding tax on interest will be reduced to 10%.

United States Federal Income Tax Considerations

Scope of This Disclosure

The following discussion is a summary of the anticipated material U.S. federal income tax consequences arising from and relating to the distribution of Goldco Shares in the manner described below (the “Distribution”) and the consequent ownership and possible disposition of Goldco Shares and Corriente New Common Shares that are generally applicable to U.S. Holders (as defined below) of Corriente Common Shares. This summary is limited to Corriente Shareholders who are “United States persons” and hold their Corriente Common Shares (and will hold Goldco Shares and Corriente New Common Shares following the Distribution) as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”) (“U.S. Holders”). For purposes of this summary, a “United States person” is: (i) a citizen or individual resident of the United States, (ii) a corporation or other entity taxable as a corporation that is created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust.

This summary is for general information only and does not address all aspects of United States federal income taxation that may be relevant to a U.S. Holder in light of the U.S. Holder's particular circumstances, or to U.S. Holders that may be subject to special treatment under the Code (including, without limitation, certain financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, and brokers and dealers or traders in securities or currencies, insurance companies, persons holding stock as part of a straddle, hedge, conversion transaction or other integrated investment, persons whose functional currency is not the United States dollar, person who actually or constructively own at any time 10% or more of the voting shares of Corriente, and persons who may have acquired their Corriente Common Shares (or who will acquire Goldco Shares or Corriente New Common Shares) through the exercise of employee stock options or otherwise as compensation). This summary also does not address the tax treatment of U.S. Holders that hold their Corriente Common Shares (or will hold Goldco Shares or Corriente New Common Shares) through a partnership or other pass-through entity, persons subject to the alternative minimum tax, and persons who own their Corriente Common Shares (or will own Goldco Shares or Corriente New Common Shares) other than as a capital asset as defined in the Code. This summary does not address the tax consequences of the law of any state, locality or foreign jurisdiction or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the federal income tax.

This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Distribution (whether or not any such transactions are undertaken in connection with the Distribution) including, without limitation, the following: (i) the exercise of any Corriente Option, warrant or other right to acquire Corriente Common Shares (or, post-transaction, Goldco Shares or Corriente New Common Shares); (ii) the receipt of Goldco options or warrants by a holder of Corriente Options or warrants; and (iii) the issuance or exercise of any Goldco warrant.

This discussion is based on the Code, existing, temporary and currently proposed regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. Corriente has not requested any ruling from the United States Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in this summary. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

EACH U.S. HOLDER IS URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE DISTRIBUTION AND THE CONSEQUENT OWNERSHIP AND POSSIBLE DISPOSITION OF GOLDCO SHARES OR CORRIENTE NEW COMMON SHARES, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS. TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS UNDER TREASURY CIRCULAR 230, WE INFORM YOU THAT (1) ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES CONTAINED IN THIS INFORMATION CIRCULAR (INCLUDING ANY ATTACHMENTS), UNLESS OTHERWISE SPECIFICALLY STATED, WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE, (2) SUCH DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE ARRANGEMENT OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR AND (3) EACH U.S. HOLDER SHOULD SEEK ADVICE BASED UPON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Assumptions Regarding Corriente and Goldco

This summary is based upon certain understandings and assumptions with respect to the business, assets and shareholders of Corriente and Goldco including that Corriente is not, nor has been at any time, and neither Corriente nor Goldco will be immediately after the Distribution a “controlled foreign corporation” as defined in Section 957 of the Code (“CFC”). Corriente believes that it is not and has never been a CFC and neither Corriente nor Goldco expects to become a CFC in the future. In the event that one or more of such understandings or assumptions proves to be inaccurate, the following summary may not apply and material adverse U.S. federal income tax consequences may result to U.S. Holders.

Treaty Application to Certain Persons

U.S. Holders who do not maintain a substantial presence, permanent home or habitual abode in the U.S. or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada) may be unable to benefit from the provisions of the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”). These U.S. Holders should consult their own tax advisors concerning the availability of benefits under the Canada-U.S. Tax Convention.

Particular Circumstance of any Particular U.S. Holder Not Addressed

This summary does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of the Distribution to them in light of their particular circumstances.

Distribution of Goldco Shares

The Distribution consists of the series of transactions undertaken pursuant to the Arrangement involving (i) the redesignation of the issued and outstanding Corriente Common Shares as Corriente Class A Shares, (ii) the creation of a new class of Corriente New Common Shares, (iii) the transfer of all of the issued and outstanding shares of Corriente Caymans to Goldco in exchange for Goldco Shares, (iv) the exchange of the Corriente Class A Shares, other than those held by Dissenting Shareholders, for Corriente New Common Shares and Goldco Shares, and (v) the cancellation of the Corriente Class A Shares. This summary assumes that the Distribution will be treated, for U.S. federal income tax purposes, as if Corriente transferred Corriente Caymans to Goldco in exchange for the Goldco Shares, and then distributed the Goldco Shares to the Corriente Shareholders. Because the Distribution will be effected under the applicable provisions of Canadian law which are technically different from analogous provisions of U.S. corporate law, there can be no assurances that the IRS or a U.S. court would not take a contrary view of the Distribution.

Assuming that the Distribution is treated for U.S. federal income tax purposes in the manner set forth in the paragraph above, the Distribution will not qualify as a reorganization within the meaning of subparagraph (D) of Section 368(a)(1) of the Code. A transaction qualifying under one of the subparagraphs of Section 368(a)(1) of the Code is referred to in this discussion as a “Reorganization.” In order for the Distribution to qualify as a Reorganization, among other things, Goldco would have to have been engaged in an “active trade or business” as such term is defined in Section 355 of the Code and such trade or business would have had to have been actively conducted for at least five years immediately prior to the Distribution. Goldco will not satisfy this requirement and Goldco may not satisfy other requirements imposed by Section 355 of the Code. No ruling from the IRS concerning the U.S. federal income tax consequences of the Distribution has been obtained and none will be requested.

Subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders receiving the Goldco Shares under the Distribution would be required to include in gross income as ordinary income for U.S. federal income tax purposes the fair market value of such Goldco Shares to the extent that Corriente has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. A U.S. Holder may generally elect to treat Canadian withholding taxes as either a deduction from gross income or, subject to certain limitations, a credit against the U.S. federal income tax liability of that U.S. Holder.  Each U.S. Holder should consult with its own tax advisor as to the effect of such limitations taking into account its own particular circumstances.  Corriente does not believe that it has any accumulated earnings and profits. Whether it will have current earnings and profits will depend on the results of its operations for the current tax year and the amount of gain recognized by it as a result of the Distribution of the Goldco Shares. While the amount of any current earnings and profits cannot be predicted with certainty, Corriente believes that either it will have no earnings and profits for the current tax year or that the amount of such earnings and profits will be immaterial.

Accordingly, the U.S. Holders either should recognize no ordinary income, or an immaterial amount of ordinary income, as a result of the Distribution. To the extent that the gross fair market value of the Goldco Shares exceeds the current and accumulated earnings and profits of Corriente, such excess would be treated first as a return of capital up to the U.S. Holder’s adjusted tax basis in its Corriente Common Shares, and thereafter as gain from the sale or exchange of its Corriente Common Shares. Subject to the PFIC rules, such gain generally would be capital gain if such Corriente Common Shares were held as capital assets at the time of the Distribution and would be long-term capital gain if the U.S. Holder’s holding period for the Corriente Common Shares with respect to which the distribution of Goldco Shares is made is more than one year at the time of the Distribution. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Deductions for capital losses are subject to significant limitations. For U.S. Holders who are not corporations, any unused portion of a net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations, an unused net capital loss may generally be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

PFIC Rules

Definition of a PFIC

Section 1297 of the Code generally defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is “passive income” or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a CFC or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. For this purpose, the term “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and assets test, if a foreign corporation owns (directly or indirectly) at least 25%, by value, of the stock of another corporation, such foreign corporation shall be treated as if it (i) held a proportionate share of the assets of such other corporation, and (ii) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

PFIC Status of Corriente and Goldco

Corriente believes that it qualified as a PFIC for its most recent fiscal year ended on or prior to the date of the Distribution, qualified as a PFIC in earlier fiscal years and will qualify as a PFIC for its current fiscal year. Goldco is expected to qualify as a PFIC. However, there can be no assurances that unanticipated events will not cause Corriente or Goldco to qualify or fail to qualify as a PFIC or that any determination concerning Corriente’s and/or Goldco’s current or expected PFIC status will not be challenged by the IRS. See “Impact of PFIC Rules on Certain U.S. Holders” below.

If a foreign corporation is a PFIC at any time during a U.S. Holder’s holding period (and was not a qualified electing fund (“QEF”) as described below), the U.S. Holder will generally continue to be subject to the rules regarding excess distributions and dispositions of PFIC stock discussed below, even if the foreign corporation ceases to be a PFIC, unless certain gain recognition elections are made to “purge” the PFIC taint.

Impact of PFIC Rules on Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder will depend on whether the U.S. Holder has made a timely and effective election to treat Corriente as a QEF under Section 1295 of the Code for the tax year that is the first year in the U.S. Holder’s holding period of Corriente Common Shares during which Corriente qualified as a PFIC (a “QEF Election”). A U.S. Holder’s ability to make a QEF Election with respect to Corriente is contingent upon, among other things, the provision by Corriente of a “PFIC Annual Information Statement” to such U.S. Holder. To the best of its knowledge, Corriente has never provided such information statement to any U.S. Holder. A U.S. Holder of a PFIC who made such a timely and effective QEF Election with respect to the first year in the U.S. Holder’s holding period may hereinafter be referred to as an “Electing Shareholder” and a U.S. Holder of a PFIC who did not make a QEF Election may hereinafter be referred to as a “Non-Electing Shareholder.”

If a U.S. Holder has not made a timely and effective QEF Election with respect to the first year in the U.S. Holder’s holding period in which the corporation is a PFIC, such U.S. Holder generally may qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF Election and a “deemed sale election” to recognize under the rules of Section 1291 of the Code, any gain that it would otherwise recognize if the U.S. Holder sold its stock for fair market value on the “qualification date.” The qualification date is the first day of Corriente’s tax year in which Corriente qualified as a “qualified electing fund” with respect to such U.S. Holder. The deemed sale election can only be made if such U.S. Holder held Corriente Common Shares on the qualification date. By timely making such QEF and deemed sale elections, the U.S. Holder will be considered to have made a timely QEF Election.  The impact of the PFIC rules on a U.S. Holder may also depend on whether the U.S. Holder has made a mark to market election under Section 1296 of the Code. See “Mark to Market Election” below.

Effect of PFIC Rules on the Distribution

Special taxation rules under Section 1291 of the Code apply to certain “excess distributions” made by a PFIC. For this purpose, an excess distribution generally includes an actual a distribution received in the current taxable year that is in excess of 125% of the average distributions received with respect to a U.S. Holder’s stock during the three preceding years or, if shorter, the U.S. Holder’s holding period.  An excess distribution also includes the excess (if any) of (i) the sum of the cash and fair market value of the assets received by such U.S. Holder over (ii) the adjusted tax basis of such U.S. Holder on a disposition of PFIC shares.

Assuming Corriente is and has been a PFIC, a Non-Electing Shareholder generally would be required to pro rate all excess distributions on its Corriente Common Shares over the entire holding period for such Corriente Common Shares. All excess distributions allocated to prior years of such Non-Electing Shareholder (other than years prior to the first taxable year of Corriente during such Non-Electing Shareholder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing Shareholder that is not a corporation must treat this interest charge as “personal interest” which is wholly nondeductible. The balance of the excess distribution (i.e., amounts allocated to the current year and tax years in the Non-Electing Shareholder’s holding period before the corporation became a PFIC) will be treated as ordinary income in the year of the distribution, and no interest charge will be incurred with respect to such balance. If the Distribution of the Goldco Shares constitutes an excess distribution with respect to a Non-Electing Shareholder, such Non-Electing Shareholder will be subject to the foregoing tax rules regarding the Goldco Shares received by such Non-Electing Shareholder.

An Electing Shareholder generally would not be subject to the PFIC rules discussed above but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of the PFIC, whether or not such amounts are actually distributed. A U.S. Holder who has made a mark-to-market election with respect to its Corriente Common Shares generally would not be subject to the PFIC rules discussed above but rather would generally include in income as ordinary income any excess of the fair market value of its Corriente Common Shares as of the close of each taxable year over the adjusted basis in such shares. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of its holding period for the PFIC stock, then the Code Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to its Corriente New Common Shares.  See “Mark to Market Election” below.

Mark to Market Election

U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to its market value (a “mark-to-market election”). If such an election is made, such U.S. Holder generally will not be subject to the special taxation rules of Section 1291 of the Code discussed above. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Code Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Corriente Common Shares.

Information Reporting

The Proposed Treasury Regulations issued under Section 1291(f) of the Code provide that U.S. Holders must report certain information to the IRS on Form 8621 with their federal income tax return. U.S. Holders are urged to consult with their own tax advisors concerning such reporting requirements.

Status of Proposed Regulations

The Proposed Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. If the Proposed Treasury Regulations are adopted in their current form, the tax consequences to a U.S. Holder of Corriente Common Shares should be as set forth in the preceding paragraphs. However, because the Proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of Code provisions applicable to PFICs and that it considers the rules set forth in the proposed regulations to be reasonable interpretations of those Code provisions.

The PFIC rules are complex and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which may be promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in Corriente Common Shares and the Distribution, including, without limitation, whether a QEF Election, “deemed sale” election and “mark-to-market” election may be used to reduce the significant adverse U.S. federal income tax consequences of the PFIC rules.

Dissenting U.S. Holders

A U.S. Holder who exercises Dissent Rights will recognize gain or loss on the exchange of such U.S. Holder’s Corriente Common Shares for cash in an amount equal to the difference between (i) the amount of cash received and (ii) such holder’s adjusted tax basis in its Corriente Common Shares. Subject to the PFIC rules discussed above, such gain or loss generally will be capital gain or loss if such shares were held as capital assets at the time of the Arrangement and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares is more than one year at such time. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.

Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Deductions for capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations, an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

If Corriente or Goldco qualify as PFICs, a U.S. Holder would be taxed as described under the heading “PFIC Rules” above. Management believes that Corriente and Goldco will be PFICs. However, there can be no assurance in that regard.

Material U.S. Federal Income Tax Considerations Relating to the Ownership and Disposition of Corriente New Common Shares and Goldco Shares

The following discussion regarding the treatment of future distributions from, and the sale or exchange of shares of Corriente and Goldco is subject to the PFIC rules discussed above. It is expected that Corriente and Goldco will be treated as PFICs.

Taxation of Dividends

Subject to the PFIC rules, for U.S. federal income tax purposes, the gross amount of a distribution by Goldco in respect of Goldco Shares or Corriente in respect of Corriente New Common Shares owned by a U.S. Holder, including any amounts of Canadian tax withheld on the distribution, will be treated as dividend income to such U.S. Holder to the extent paid out of the distributing corporation’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Such dividend income will not be eligible for the dividends received deduction generally allowed to corporations under Section 243 of the Code. To the extent such distribution exceeds the U.S. Holder’s allocable share of the distributing corporation’s current and accumulated earnings and profits, the excess will be applied first to reduce the U.S. Holder’s basis in its shares in such corporation, and any remaining excess will constitute gain from the deemed sale or exchange of such shares. See “Other Disposition of Shares” below.

For U.S. federal income tax purposes, a U.S. Holder may generally elect to treat Canadian withholding taxes as either a deduction from gross income or, subject to certain limitations, a credit against the U.S. federal income tax liability of that U.S. Holder. Each U.S. Holder should consult with its own tax advisor as to the effect of such limitations taking into account its own particular circumstances.

Special taxation rules under Section 1291 of the Code apply to certain “excess distributions” made by a PFIC. For this purpose, an excess distribution generally includes an actual distribution received in the current taxable year that is in excess of 125% of the average distributions received with respect to a U.S. Holder. Management believes that Corriente and Goldco will be a PFICs. However, there can be no assurance in that regard.

Assuming Corriente and Goldco are and have been PFICs, a U.S. Holder generally would be required to pro rate all excess distributions on its Corriente New Common Shares or Goldco Shares over the entire holding period for such shares. All excess distributions allocated to prior years of such U.S. Holder (other than years prior to the first taxable year of Corriente or Goldco during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which is wholly nondeductible. The balance of the excess distribution (i.e., amounts allocated to the current year and tax years in the U.S. Holder’s holding period before the corporation became a PFIC) will be treated as ordinary income in the year of the distribution, and no interest charge will be incurred with respect to such balance.

The foregoing PFIC rules will not apply even if Corriente or Goldco were to qualify as a PFIC for any taxable year if a U.S. Holder is eligible to elect and does make a timely and effective election to treat its investment in such shares as an investment in a QEF or such U.S. Holder elects to “mark-to-market” its shares. See “PFIC Rules” above.

Taxation on Sale or Other Disposition of Shares

Upon a sale or other disposition of a Goldco Share or a Corriente New Common Share, a U.S. Holder generally will recognize gain or loss in an amount that is equal to the excess of (i) the sum of any cash and the fair market value of any other property received over (ii) such U.S. Holder’s adjusted basis in such share. Subject to the PFIC rules discussed above, any such gain or loss will generally, in the case of a U.S. Holder who holds it’s the share as a capital asset, be a capital gain or loss if the share that is surrendered was held as a capital asset and will be a long term capital gain or loss if the share had been held more than one year when the sale or other disposition occurs. As discussed above, deduction of capital losses is subject to certain limitations under the Code.

Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Section 1291 of the Code contains special rules that, among other matters, deny a U.S. Holder the benefit of the lower tax rates for long term capital gains upon the sale of a share of a corporation if corporation is or has been in earlier years a PFIC. Accordingly, a U.S. Holder will not receive the benefit of the lower tax rates for long term capital gains upon the sale of a Corriente New Common Share if Corriente is or has been a PFIC during the U.S. Holder’s holding period or upon the sale of a Goldco Share if Goldco is or has been a PFIC during the U.S. Holder’s holding period. Management believes that Corriente and Goldco will be PFICs.  However, there can be no assurance in that regard.

If gain on the sale of a Goldco Share or a Corriente New Common Share by a U.S. Holder is subject to the PFIC rules, then with the exceptions that are noted below, the United States federal income tax on any gain that is recognized on such sale would be determined by allocating such gain to certain earlier years in such U.S. Holder’s holding period for such Goldco Share or Corriente New Common Share, computing tax on the amount that is so allocated to each such taxable year as though such amount were ordinary income (and not as long-term capital gain) that was subject to the highest applicable rate for that year and increasing such tax by an interest charge for the period between such earlier taxable year and the date of disposition.

The foregoing PFIC rules will not apply even if Corriente or Goldco were to qualify as a PFIC for any taxable year if a U.S. Holder is eligible to elect and does make a timely and effective election to treat its investment in such shares as an investment in a QEF or such U.S. Holder elects to “mark-to-market” its shares. See “PFIC Rules” above.

Currency Gains

The fair market value of any Canadian currency received by a U.S. Holder on a disposition of shares will be based on the rate of exchange on the date of the disposition. Dividends paid by Corriente or Goldco in Canadian dollars will be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt thereof by the depositary, regardless of whether the payment is in fact converted into U.S. dollars. A subsequent disposition of any Canadian currency received (including its conversion into U.S. currency) generally will give rise to income or loss, treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, holding and disposing of Canadian dollars.

U.S. Backup Withholding and Information Reporting

Proceeds from the sale of, and dividends, on Goldco Shares or Corriente New Common Shares paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at 28% unless the U.S. Holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowable as a credit against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

No Ruling

No ruling from the IRS concerning the U.S. federal income tax consequences of the Distribution or any other matter discussed herein has been obtained and none will be requested. This summary is not binding on the IRS and the IRS is not precluded from taking a different position or positions. U.S. Holders should be aware that some of the U.S. federal income tax consequences of the Distribution are governed by provisions of the Code as to which there are no final Treasury Regulations and little or no judicial or administrative guidance.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.

RISK FACTORS

Corriente Shareholders should consider a number of risk factors in evaluating whether to vote in favour of the Arrangement Resolution. These risk factors include certain risks related to the Arrangement and risks relating to Corriente (and to Corriente and Goldco, as appropriate, upon completion of the Arrangement).  For a discussion of the risk factors in respect of Corriente, please refer to the material under the heading “Risk Factors” in Corriente’s Annual Information Form dated March 29, 2007, which is incorporated into this Information Circular by reference.  For a discussion of the risk factors in respect of Goldco, please refer to the section headed “Risk Factors” in Schedule D to this Information Circular.

ANNUAL BUSINESS OF THE MEETING

Appointment of Auditors

The management of Corriente will recommend to Corriente Shareholders at the Meeting to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia, as auditors of Corriente, to hold office until the next annual general meeting of Corriente Shareholders, and to authorize the directors to fix their remuneration.  PricewaterhouseCoopers LLP have been the auditors of Corriente since 1994.

Election of Directors

The Board of Directors presently consists of six directors and it is intended to elect six directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and the appointed proxyholders named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of Corriente or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of Corriente, or with the provisions of the BCBCA.

The following table sets out the names of the nominees for election as directors, the province or state and the country in which each is ordinarily resident, all offices of Corriente now held by each of them, their principal occupations, the period of time for which each has been a director of Corriente, and the number of common shares of Corriente or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position, Province/State and Country of Residence(1)(2)	Principal Occupation or Employment for the Past Five Years(1)	Director of Corriente Since	No. of Shares(1)
RICHARD P. CLARK(3)(4)(5) Director, Resident of BC, Canada	President and Chief Executive Officer, Red Back Mining Inc.	July 30, 1996	20,500
ANTHONY F. HOLLER(4)(5) Director & Non-executive Chairman, Resident of BC, Canada	Non-executive Chairman of Corriente since May 2006; Chief Executive Officer of ID Biomedical Corporation, 1988 to December 2005	September 10, 2003	1,413,800
G. ROSS MCDONALD(5) Director, Resident of BC, Canada	Chartered Accountant in public practice with Smyth Radcliffe Chartered Accountants, Vancouver, BC	January 7, 2004	30,000
DALE C. PENIUK(3) Director, Resident of BC, Canada	Chartered Accountant, Assurance Partner from 1996 to March 2006, KPMG LLP, Chartered Accountants	September 8, 2006	Nil
KENNETH R. SHANNON Director & Chief Executive Officer, Resident of BC, Canada	Chief Executive Officer of Corriente; geologist and mining consultant	January 8, 1992	1,605,062
DAVID G. UNRUH(3)(4)(5) Director, Resident of BC, Canada	Retired since July 2005; Director of Westcoast Energy Inc. and Union Gas Limited, April 2003 to present; Senior Vice-President and General Counsel, Duke Energy Gas Transmission Corporation, March 2002 to April 2003	January 4, 2006	10,000

NOTES:

(1)

The information as to province/state and country of residence, principal occupation and shares beneficially owned is not within the knowledge of the management of Corriente and has been furnished by the respective nominees.  The description of the principal occupation or employment for Dale C. Peniuk is for the past five years.

(2)

None of the proposed nominees for election as a director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of Corriente acting solely in such capacity.

(3)

Members of the Audit Committee.

(4)

Members of the Compensation Committee.

(5)

Members of the Corporate Governance and Nominating Committee.

None of the proposed nominees for election as a director of Corriente:

(a)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity:

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid in respect of the individuals who were, at December 31, 2006, the Chief Executive Officer and the Chief Financial Officer of Corriente and the three other executive officers of Corriente whose total individual annualised salary and bonus exceeded $150,000 during the financial year ended December 31, 2006 (the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation		Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Securities Under Options Granted (#)	All Other Compensation(1) ($)
Kenneth R. Shannon Chief Executive Officer	2006 2005 2004	265,000 240,000 240,000	53,000 120,000 Nil	110,000 100,000 Nil	Nil Nil Nil
Darryl F. Jones Chief Financial Officer & Corporate Secretary	2006 2005 2004	175,000 75,000 Nil	42,000 35,000 Nil	70,000 50,000 100,000	Nil 48,600 57,530(2)
Daniel A. Carriere Senior Vice-President	2006 2005 2004	225,000 200,000 200,000	63,000 80,000 Nil	110,000 100,000 Nil	Nil Nil Nil
Ronald S. Simkus(3) Senior Vice-President, Mining	2006 2005 2004	109,000 208,000 166,000	Nil Nil Nil	Nil 100,000 100,000	Nil Nil Nil
Thomas E. Milner(4) President	2006 2005	255,000 Nil	10,200 Nil	110,000 300,000	Nil 60,500(5)

NOTES:

(1)

Perquisites and other personal benefits to the Named Executive Officers did not exceed in any instance the lesser of $50,000 and 10% of the executive’s annual salary and bonus for the year.

(2)

These amounts were paid to DFJ Consulting Ltd., a company of which Mr. Jones is a principal, pursuant to a management agreement.

(3)

Mr. Simkus joined Corriente in February 2004 and resigned on June 14, 2006.

(4)

Mr. Milner joined Corriente in September 2005.

(5)

These amounts were paid to Tom Milner Enterprises, a company of which Mr. Milner is a principal, pursuant to a management agreement.

Stock Options

The following table sets forth Corriente Options granted during the financial year ended December 31, 2006 to the Named Executive Officers:

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Kenneth R. Shannon	110,000	8.0%	$5.25	$5.25	February 3, 2011
Darryl F. Jones	70,000	5.1%	$5.25	$5.25	February 3, 2011
Daniel A. Carriere	110,000	8.0%	$5.25	$5.25	February 3, 2011
Ronald S. Simkus	Nil	N/A	N/A	N/A	N/A
Thomas E. Milner	110,000	8.0%	$5.25	$5.25	February 3, 2011

The following table sets forth details of each exercise of Corriente Options during the financial year ended December 31, 2006 by the Named Executive Officers and the financial year-end value of unexercised Corriente Options on an aggregate basis:

Aggregated Option Exercises During the Most Recently Completed Financial Year

and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) (Exercisable / Unexercisable)	Value of Unexercised in-the-Money Options at FY-End ($) (Exercisable / Unexercisable)(1)
Kenneth R. Shannon	665,000	$2,847,650	120,625 / 89,375 (2)	$183,000 / $Nil
Darryl F. Jones	25,000	$94,500	138,125 / 56,875 (3)	$150,000 / $Nil
Daniel A. Carriere	540,000	$2,011,200	120,625 / 89,375 (2)	$183,000 / $Nil
Ronald S. Simkus	200,000	$581,000	N/A / N/A	N/A / N/A
Thomas E. Milner	Nil	Nil	310,625 / 99,375 (4)	$333,000 / $Nil

NOTES:

(1)

Based on the closing price of $4.10 for the Corriente Common Shares on the TSX on December 29, 2006, the last trading day of the financial year.

(2)

Comprising Corriente Options to purchase 100,000 Corriente Common Shares at $2.27 per share granted on July 25, 2005 for a term of three years and Corriente Options to purchase 110,000 Corriente Common Shares at $5.25 per share granted on February 3, 2006 for a term of five years. The latter grant vests on the basis of 1/16th of the total each quarter (from grant date), subject to acceleration upon a change in control of Corriente and/or the attainment of clearly identified milestones, as determined by Corriente’s Board of Directors.

(3)

Comprising Corriente Options to purchase 75,000 Corriente Common Shares at $3.32 per share granted on February 9, 2004 for a term of three years, Corriente Options to purchase 50,000 Corriente Common Shares at $2.27 per share granted on July 25, 2005 for a term of three years and Corriente Options to purchase 70,000 Corriente Common Shares at $5.25 per share granted on February 3, 2006 for a term of five years. The latter grant vests on the basis of 1/16th of the total each quarter (from grant date), subject to acceleration upon a change in control of Corriente and/or the attainment of clearly identified milestones, as determined by Corriente’s Board of Directors.

(4)

Comprising Corriente Options to purchase 300,000 Corriente Common Shares at $2.99 per share granted on September 6, 2005 for a term of three years and Corriente Options to purchase 110,000 Corriente Common Shares at $5.25 per share granted on February 3, 2006 for a term of five years. The latter grant vests on the basis of 1/16th of the total each quarter (from grant date), subject to acceleration upon a change in control of Corriente and/or the attainment of clearly identified milestones, as determined by Corriente’s Board.

Pension Arrangements

Corriente and its subsidiaries do not have any pension arrangements in place for any of the Named Executive Officers.

Employment Contracts and Termination Provisions

Mr. Shannon is employed by Corriente as its Chief Executive Officer under a three-year contract (subject to extension) effective June 1, 2006, which provides for severance payments in certain circumstances. For 2006, Mr. Shannon was paid an annual salary of $265,000, which was subsequently increased to $318,000 by the Board effective January 1, 2007.  This change was made by the Board on the recommendation of the Compensation Committee (see “Report on Executive Compensation” below). If Mr. Shannon’s employment is terminated by virtue of his permanent disability (subject to certain conditions), at his instance for Good Reason (including a Change in Control, all as defined in the agreement), or by Corriente for other than Just Cause, he is entitled to be paid an amount equivalent to 24 months’ salary.

For 2006 and to January 31, 2007, Mr. Milner was employed by Corriente as its President under a five-year contract, which provides for an annual salary of $255,000, target bonus, benefits and severance payments in certain circumstances.  By mutual agreement, effective February 1, 2007, Mr. Milner was contracted by Corriente through his personal holding company to perform the duties of President under an independent contractor agreement. This agreement sets out a fee of $2,800 per month plus $1,000 per day for each day in excess of two days per month that Mr. Milner’s contracted services are provided. This agreement may be terminated by either party with thirty days’ notice.

Mr. Carriere is employed by Corriente as its Senior Vice-President under a three-year contract (subject to extension) effective June 1, 2006, which provides for severance payments in certain circumstances.  For 2006, Mr. Carriere was paid an annual salary of $225,000, which was subsequently increased to $270,000 by the Board effective January 1, 2007.  This change was made by the Board on the recommendation of the Compensation Committee (see “Report on Executive Compensation” below). If Mr. Carriere’s employment is terminated by virtue of his permanent disability (subject to certain conditions), at his instance for Good Reason (including a Change in Control, all as defined in the agreement), or by Corriente for other than Just Cause, he is entitled to be paid an amount equivalent to 24 months’ salary.

Mr. Simkus was employed by Corriente as its Senior Vice-President, Mining under an annually-renewable one-year contract effective February 1, 2004, which provided for severance payments in certain circumstances.  If Mr. Simkus’ employment was terminated by virtue of Corriente’s election to do so without Cause (as defined in the agreement), he was entitled to be paid an amount equivalent to two months’ salary.  Effective February 1, 2006, Mr. Simkus’ annual salary was increased to $240,000.  Mr. Simkus resigned as Senior Vice-President, Mining of Corriente on June 14, 2006.

Mr. Jones is employed by Corriente as its Chief Financial Officer and Corporate Secretary under a three-year contract (subject to extension) effective June 1, 2006, which provides for severance payments in certain circumstances.  For 2006, Mr. Jones was paid an annual salary of $175,000 which was subsequently increased to  $210,000 by the Board effective January 1, 2007. This change was made by the Board on the recommendation of the Compensation Committee (see “Report on Executive Compensation” below). If Mr. Jones’ employment is terminated by virtue of his permanent disability (subject to certain conditions), at his instance for Good Reason (including a Change in Control, all as defined in the agreement), or by Corriente for other than Just Cause, he is entitled to be paid an amount equivalent to 24 months’ salary.

Stock Option Plan

Corriente has in place the Corriente Option Plan dated November 1996, as amended, for directors, officers, employees, and consultants to Corriente and its subsidiaries.  The Corriente Option Plan provides that the directors of Corriente may resolve to grant Corriente Options to purchase common shares on terms that the directors may determine, within the limitations of the Corriente Option Plan.  The maximum aggregate number of common shares available for the grant of Corriente Options under the Corriente Option Plan and all other share compensation arrangements of Corriente is that number which is equal to 10% of the total number of shares actually outstanding immediately prior to the grant of any particular Corriente Option.

As at December 31, 2006, taking into account outstanding Corriente Options to purchase a total of 2,435,000 Corriente Common Shares, Corriente had 5,040,239 Corriente Common Shares available for the grant of Corriente Options.

Since December 31, 2006, Corriente has granted Corriente Options to purchase a total of 290,000 Corriente Common Shares to senior management.

The exercise price for an Corriente Option issued under the Corriente Option Plan is determined by the directors at the time of grant but will not be less than the “market price”, which is defined in the Corriente Option Plan as the closing market price of Corriente’s common shares on the TSX on the trading day immediately prior to the grant of the Corriente Option.

The Corriente Option Plan does not provide for any financial assistance to be provided to participants to facilitate the purchase of shares pursuant to Corriente Options granted under the Corriente Option Plan, nor is it the policy of Corriente to provide such assistance outside of the Corriente Option Plan.

The maximum number of common shares available for the grant of Corriente Options under the Corriente Option Plan and all other share compensation arrangements of Corriente to any one person is that number which is equal to 5% of the issued capital at the time of grant.  Corriente Options granted under the Corriente Option Plan are not assignable or transferable.

No Corriente Option may be granted for a term longer than 10 years.  An Corriente Option may expire on such earlier date or dates as may be fixed by the Board, subject to earlier termination in the event the optionee ceases to be eligible under the Corriente Option Plan by reason of death, retirement or otherwise.  Although the Corriente Option Plan does not require vesting provisions, the Board may stipulate such provisions at the time it grants an Corriente Option under the Corriente Option Plan.  If a take-over bid is made for the common shares of Corriente, Corriente will so notify each optionee, and will amend the terms of any Corriente Option outstanding under the Corriente Option Plan to provide that any otherwise applicable vesting restrictions are waived, so that the optionee may exercise his or her Corriente Option and tender to the take-over bid the shares issued on exercise of the Corriente Option.

Amendments to the Corriente Option Plan are subject to approval by the TSX and any amendment to the Corriente Option Plan which increases the maximum number of shares issuable under the Corriente Option Plan also requires shareholder approval.

During the fiscal year ended December 31, 2006, Corriente amended the Corriente Option Plan as follows:

(a)

to increase the number of shares that may be reserved for issue under the Corriente Option Plan from 6,524,830 to a rolling maximum of 10% of the number of common shares actually outstanding immediately prior to the grant of any particular Corriente Option; and

(b)

to change the Corriente Option Plan’s definition of “market price” to the closing price of Corriente’s common shares on the TSX on the trading day immediately preceding the grant of the Corriente Option.

The foregoing amendments were approved by the shareholders of Corriente at the Annual General Meeting held on May 25, 2006.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out all information required with respect to compensation plans under which equity securities of Corriente are authorized for issuance, as at the end of Corriente’s financial year ended December 31, 2006:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders	2,435,000	$4.05	5,040,239
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	2,435,000	$4.05	5,040,239

All unallocated options or other entitlements to a compensation arrangement which does not have a fixed number of securities reserved for issuance must be approved, every three years by: (i) the majority of the directors of Corriente; and (ii) the security holders of Corriente.

Compensation of Non-Management Directors

The compensation payable to non-management directors comprises an annual retainer, Board and committee meeting fees and stock options.  During the fiscal year ended December 31, 2006, Corriente paid directors’ fees of $31,750 to Richard P. Clark, $46,243 to Leonard Harris (who resigned from the Board in June 2006), $45,255 to Anthony Holler, $34,750 to G. Ross McDonald, $42,265 to David Unruh, and $11,742 to Dale Peniuk (who joined the Board in September 2006).

The following table sets forth Corriente Options granted during the financial year ended December 31, 2006 to the non-management directors of Corriente:

Name	Date of Grant	Common Shares Under Options Granted	Exercise Price	Market Value of Common Shares on Date of Grant	Expiration Date
Richard P. Clark	June 1, 2006	25,000	$5.35	$5.35	June 1, 2011
Leonard Harris	June 1, 2006	25,000	$5.35	$5.35	June 1, 2011
Anthony F. Holler	June 1, 2006	25,000	$5.35	$5.35	June 1, 2011
G. Ross McDonald	June 1, 2006	25,000	$5.35	$5.35	June 1, 2011
David G. Unruh	January 23, 2006 June 1, 2006 September 13, 2006	25,000 25,000 25,000	$4.50 $5.35 $5.10	$4.50 $5.35 $5.10	January 23, 2009 June 1, 2011 September 13, 2011
Dale C. Peniuk	September 13, 2006	50,000	$5.10	$5.10	September 13, 2011

The following table sets forth Corriente Options exercised during the financial year ended December 31, 2006 by the non-management directors of Corriente:

Name	Date of Grant	Date of Exercise	No. of shares Acquired on Exercise	Exercise Price	Aggregate Value Realized
Leonard Harris	June 1, 2004 June 1, 2005	July 4, 2006 July 4, 2006	25,000 25,000	$3.16 $2.15	$46,250 $71,500
G. Ross McDonald	September 10, 2003	August 23, 2006	25,000	$1.28	$82,500
Anthony F. Holler	September 10, 2003	September 8, 2006	70,000	$1.28	$286,300
Richard P. Clark	September 10, 2003	September 1, 2006	20,000	$1.28	$81,800

Management Contracts

No management functions of Corriente or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of Corriente or a subsidiary, except as disclosed herein.

Composition of the Compensation Committee

Corriente’s compensation program is administered primarily by the Compensation Committee, which reports to the full Board with its recommendations.  The Compensation Committee is composed of Richard P. Clark, Anthony F. Holler and David G. Unruh, all of whom are outside directors.

Report on Executive Compensation

Corriente’s executive compensation program is designed to attract and retain qualified and experienced executives, and to encourage and reward on the basis of individual and corporate performance those in the best position to enhance Corriente’s results and prospects, both in the short and the long term.

The compensation of Corriente’s senior management team, including its Chief Executive Officer, has historically consisted of salary and stock options.  In January 2006, the Compensation Committee engaged Mercer Human Resource Consulting to undertake a review of the compensation of Corriente’s senior management.  Following the completion of that review, the Board, acting on the recommendations of the Compensation Committee, made certain changes to Corriente’s executive compensation regime for 2006, which now comprises salary, bonus and stock option components.  The review was further updated in January 2007, whereupon the Board, acting on the recommendations of the Compensation Committee, made certain changes to Corriente’s executive compensation regime for 2007.

The salary component of Corriente’s executive compensation program is intended to reflect current industry standards.  The bonus component is based on performance milestones developed by the chairman of the Compensation Committee in consultation with the Chief Executive Officer and approved by the Board.  The stock option component is intended to encourage and reward loyalty and outstanding performance, and to align the interests of the executive officers with the longer-term interests of shareholders by reinforcing an ownership perspective.

The Board has sole discretion to determine the key employees to whom option grants should be made and to determine the terms and conditions of any such options. Individual grants of options are based on the Board’s assessment of the optionee’s current and anticipated work performance, level of responsibility within Corriente, and importance to Corriente.  In addition, the number and terms of outstanding options are taken into account when determining whether and how many new options should be granted.

Presented by:

Anthony F. Holler (Chairman), Richard P. Clark and David G. Unruh

Performance Graph

The following graph compares the percentage change in Corriente’s cumulative total shareholder return on its common shares over the past five fiscal years with the cumulative total return of the Standard & Poor’s/TSX Composite Index, based on an investment of $100 and assuming, wherever relevant, the reinvestment of dividends.

CORPORATE GOVERNANCE

Corporate governance is the process and structure used to direct and manage the business and affairs of an issuer with the objective of enhancing value for its owners.  National Instrument 58-101 of the Canada Securities Administrators – Disclosure of Corporate Governance Practices (“NI 58-101”) requires Corriente to disclose in this Information Circular its system of corporate governance.

Board of Directors

The Board of Directors of Corriente consists of six directors, five of whom are independent directors as defined in NI 58-101, meaning that, in each case, he has no direct or indirect relationship with the issuer which could, in the view of the Board, reasonably be expected to interfere with the exercise of his independent judgment, and is not otherwise deemed not to be independent.  Applying the criteria in NI 58-101, each of Richard Clark, Anthony Holler, Ross McDonald, David Unruh and Dale Peniuk is an independent director.  Ken Shannon is considered not to be independent, on the basis that he is an executive officer of Corriente.

The independent directors hold regularly scheduled meetings without the non-independent directors and other members of management in attendance and are able to hold such meetings whenever they wish.

The independent members of the Board believe that their majority on the Board, their sophistication and their knowledge of Corriente’s business are sufficient to facilitate the functioning of the Board independently of management and to provide for open and candid discussion among the independent directors.

The attendance record of the directors at meetings of the Board and its committees during 2006 was as follows:

Type of Meeting
	Board of Directors	Audit Committee	Corporate Governance and Nominating Committee	Compensation Committee
Richard P. Clark	5 of 9	4 of 4	1 of 1	3 of 3
Leonard Harris(1)	5 of 7	1 of 2	1 of 1	1 of 1
Anthony F. Holler	9 of 9	1 of 1	1 of 1	3 of 3
G. Ross McDonald	9 of 9	N/A	1 of 1	N/A
Kenneth R. Shannon	8 of 9	N/A	N/A	N/A
David G. Unruh(2)	9 of 9	4 of 4	1 of 1	1 of 2
Dale C. Peniuk(3)	2 of 2	1 of 1	N/A	N/A

NOTES:

(1)

Leonard Harris resigned as a director of Corriente on June 21, 2006.

(2)

David Unruh was appointed to the Compensation Committee on May 25, 2006.

(3)

Dale Peniuk joined the Board on September 8, 2006.

The attendance record of the directors at meetings of the Board and its committees to date in 2007 is as follows:

Type of Meeting
	Board of Directors	Audit Committee	Corporate Governance and Nominating Committee	Compensation Committee
Richard P. Clark	1 of 2	1 of 1	N/A	N/A
Anthony F. Holler	2 of 2	N/A	N/A	N/A
G. Ross McDonald	2 of 2	N/A	N/A	N/A
Kenneth R. Shannon	2 of 2	N/A	N/A	N/A
David G. Unruh	2 of 2	1 of 1	N/A	N/A
Dale C. Peniuk	2 of 2	1 of 1	N/A	N/A

Other Directorships

The following directors of Corriente are directors of other issuers that are reporting issuers or the equivalent in Canada or elsewhere:

•

Richard P. Clark is a director of Red Back Mining Inc., Atacama Minerals Corp., Sane Resources Ltd. and Sunridge Gold Corp.

•

Anthony F. Holler is a director of CRH Medical Corporation and Response Biomedical Corp.

•

G. Ross McDonald is a director of Crescent Resources Corp., Fordland Exploration Inc., Frontier Pacific Mining Corporation, Landmark Minerals Inc. and Miranda Gold Corp.

•

David G. Unruh is a director of Catalyst Paper Corporation and Spectra Energy Canada Exchangeco Inc.

•

Dale C. Peniuk is a director of Lundin Mining Corporation and Rainy River Resources Ltd.

Mandates

The Board has adopted a written mandate in which it explicitly acknowledges responsibility for its stewardship of Corriente.  The text of the Board’s written mandate is attached as Schedule H hereto.

Position Descriptions

The Board has not adopted written position descriptions for the Chairman of the Board and the Chairman of each Board committee, on the basis that the role of the Chairman is well understood by all of the directors.  The Board has also not adopted a written position description for the Chief Executive Officer, Mr. Shannon, on the basis that his role and responsibilities are well understood by him and by the other directors.

Orientation and Continuing Education

The Board does not have a formal orientation and education program for new directors.  Upon joining the Board in September 2006, Dale C. Peniuk participated in an orientation process regarding the role of the Board, its committees and its directors, and the nature and operation of Corriente’s current and past business.  The Board encourages directors to participate in continuing education opportunities in order to ensure that the directors may maintain or enhance their skills and abilities as directors, and maintain a current and thorough understanding of Corriente’s business.

Ethical Business Conduct and Social Responsibility

The Board has adopted a Corporate Creed and a written code of business conduct (“Code of Conduct”), which is applicable equally to all directors, officers, employees, consultants and suppliers of Corriente and its subsidiaries.  A copy of the Code of Conduct, including the Corporate Creed, is available on Corriente’s website at www.corriente.com or on request as indicated under “Additional Information” elsewhere in this Information Circular.

Corriente regards maintaining a culture of ethical business conduct and social and environmental responsibility as critically important.  Management consistently strives to instil Corriente’s Corporate Creed principles into the practices and actions of Corriente’s management and staff.  The Board monitors compliance with the Code of Conduct by requiring management, supervisors and business unit leaders to assume responsibility for the conduct of those who report to them.  This means ensuring that the code is clearly communicated, leading by example, establishing and maintaining controls designed to prevent or detect breaches, appropriately investigating situations which may indicate a breach and dealing appropriately with known breaches.  All known or suspected breaches of the Code of Conduct are required to be reported to a supervisor, general manager, the Chief Executive Officer, or the Chief Financial Officer.  All known or suspected instances of fraud are required to be reported to the Audit Committee, who report all complaints and allegations to the Board of Directors for investigation.

The Code of Conduct calls on all directors, officers and employees of Corriente and its subsidiaries to strive to avoid situations that create, have the potential to create, or create the appearance of, a conflict of interest.  A director or officer who has a material interest in any transaction or agreement that comes before the Board for decision is required to disclose his or her interest to the Board members and to abstain from any vote taken on the matter.

Corriente’s social responsibility objectives are embodied in Corriente’s Corporate Creed and Health, Safety, Environment and Community Policy, which is attached as Schedule I hereto.

Nomination of Directors

The Corporate Governance and Nominating Committee is composed of four Board members: Richard P. Clark, Anthony F. Holler, G. Ross McDonald and David G. Unruh all of whom are independent directors.  The Corporate Governance and Nominating Committee is responsible for identifying new candidates for the Board as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board.

Compensation

The Compensation Committee is composed of three Board members: Richard P. Clark, Anthony F. Holler and David G. Unruh, all of whom are independent directors. The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of senior management of Corriente, evaluating performance in light of those goals and making recommendations to the Board with respect to executive compensation levels based on that evaluation, reviewing and making recommendations to the Board with respect to the adequacy and form of the compensation of the directors, and reviewing executive compensation disclosure before it is publicly issued.

Audit Committee

The Audit Committee is composed of three Board members:  Richard P. Clark, Dale C. Peniuk and David G. Unruh, all of whom are independent directors.  The disclosure required by Form 52-110F1 relating to the Audit Committee is included in Corriente’s Annual Information Form dated March 29, 2007 for its fiscal year ended December 31, 2006, which is available on SEDAR at www.sedar.com.

Other Board Committees

The Board has no standing committees other than the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

Assessments

The mandate of the Corporate Governance and Nominating Committee includes overseeing the effective functioning of the Board, which includes a periodic review of the effectiveness of the Board as a whole and of the composition of the Board.  To date, given the small size of the Board and the frequency with which its meetings are held, the Board has not found it necessary to institute any formal process in order to satisfy itself that the Board, its committees and its individual directors are performing effectively.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as described elsewhere in this Information Circular, no transactions have been entered into since January 1, 2006 or are proposed to be entered into which have materially affected or will materially affect Corriente or its subsidiaries involving an informed person of Corriente, a proposed nominee for election as a director of Corriente or any associate or Affiliate of any such informed person or proposed nominee.

INTERESTS OF EXPERTS

The following persons and companies have prepared or certified a statement, report or valuation in this Information Circular, either directly or in a document incorporated by reference herein, and their profession or business gives authority to the statement, report or valuation made by them:

George Cavey, P.Geo.

George Sivertz, P.Geo.
Bruce McKnight P.Eng., MBA, FCIM

To the knowledge of Corriente, after reasonable enquiry, none of the foregoing Persons beneficially owns, directly or indirectly, or exercises control or direction over any outstanding Corriente Common Shares.

The auditors of Corriente are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of Corriente in accordance with the rules of professional conduct in British Columbia, Canada.

ADDITIONAL INFORMATION

Corriente’s Common Shares are listed and posted for trading on the TSX under the symbol CTQ, on the Frankfurt, Munich and Berlin stock exchanges in Germany under the symbol CTQ, and on the AMEX under the symbol ETQ.

Additional information relating to Corriente, including copies of Corriente’s financial statements for the fiscal year ended December 31, 2006 together with the report of the auditors thereon, management’s discussion and analysis of Corriente’s financial condition and results of operations for 2006, Corriente’s current Annual Information Form, and this Information Circular are available on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov or on request from the Chief Financial Officer and Corporate Secretary of Corriente at Suite 520 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

Financial information is provided in Corriente’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year.

APPROVAL

The contents of this Information Circular and the sending thereof to the Corriente Shareholders have been approved by the directors of Corriente.

DATED at Vancouver, British Columbia as of this 23rd day of April, 2007.

BY ORDER OF THE BOARD

“Kenneth Shannon”

Kenneth Shannon

Chief Executive Officer and Director

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the information circular and proxy statement of Corriente Resources Inc. ("Corriente") dated April 23, 2007 relating to the proposed plan of arrangement under the provisions of the Business Corporations Act (British Columbia) involving Corriente, the shareholders of Corriente and Q2 Gold Resources Business. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned circular and proxy statement of our report to the shareholders of Corriente on the consolidated financial statements of Corriente for each year in the three year period ended December 31, 2006. Our report is dated March 29, 2007.

We also consent to the use of our report to the Board of Directors of Corriente on the financial statements of Q2 Gold Resources Business for the year ended December 31, 2006 and 2005 in the above-mentioned circular and proxy statement. Our report is dated April 23, 2007.

We also consent to the use in the above-mentioned circular and proxy statement of our opinion contained under the heading "Income Tax Considerations".

Vancouver, Canada
April 23, 2007

A-1

SCHEDULE “A”

Arrangement Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

the arrangement (“Arrangement”) under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) substantially as set forth in the plan of arrangement (the “Plan of Arrangement”) attached as Schedule C to the Information Circular (the “Information Circular”) of Corriente Resources Inc. (“Corriente”) dated April 23, 2007 accompanying the notice of this meeting is hereby approved, authorized and adopted;

2.

the Plan of Arrangement, with such amendments or variations thereto made in accordance with the terms of the Plan of Arrangement as may be adopted by the board of directors of Corriente or approved by the persons referred to in paragraph 5 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.

Corriente be, and is hereby, authorized to apply for a Final Order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Plan of Arrangement (as the same may be or may have been modified or amended) and as described in the Information Circular;

4.

notwithstanding that this special resolution has been duly passed and/or has received the approval of the British Columbia Supreme Court, the board of directors of Corriente may, without further notice to or approval of the shareholders of Corriente or other interested or affected parties, subject to the terms of the Plan of Arrangement, amend or terminate the Plan of Arrangement, decide not to proceed with the Arrangement or the Plan of Arrangement or revoke this special resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA; and

5.

any director or officer of Corriente is hereby authorized, for and on behalf of Corriente, to execute and deliver the Arrangement Filings and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

SCHEDULE “B”

Interim Order

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

APR 2 4 2007

ENTERED

S-072791

NO. ______________
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

CORRIENTE RESOURCES INC.

PETITIONER

IN THE MATTER OF SECTIONS 288 TO 299 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57, AS AMENDED

INTERIM ORDER

BEFORE ~~A JUDGE OR~~ MASTER ~~OF~~ ~~OF THE COURT~~ YOUNG	)))))	TUESDAY THE 24th DAY OF APRIL, 2007

THIS APPLICATION of the Petitioner, made *ex parte* pursuant to Section 235 of the *Business Corporations Act* (British Columbia), S.B.C. 2002, c.57, as amended (the "BCBCA"), for advice and directions of the Court in connection with a proposed arrangement pursuant to Section 291 of the BCBCA, ~~was heard~~ COMING before me this date in Vancouver, British Columbia.

UPON HEARING Holman Wang, counsel for the Petitioner,

AND UPON READING the Petition herein dated April 23, 2007 and the Affidavit of Kenneth Shannon sworn on April 23, 2007,

THIS COURT ORDERS that:

1. The Petitioner, Corriente Resources Inc. ("Corriente"), be permitted to convene, hold and conduct a Special Meeting (the "Corriente Meeting") of the registered holders (the "Corriente Shareholders") of common shares of the Petitioner (the "Corriente Common Shares") to inter alia, consider and, if deemed advisable, pass with or without amendment, a special resolution (the "Arrangement Resolution") authorizing, approving

(a) by prepaid ordinary mail, addressed to the Corriente Shareholder at his, her or its address as it appears on the share register of Corriente as at the Record Date; or

(b) by delivery to any Corriente Shareholder at his, her or its address as it appears on the share register of Corriente as at the Record Date;

or in the case of beneficial owners of Corriente Common Shares that are non-registered holders of Corriente Common Shares, by Corriente complying with its obligations under National Instrument 54-101 *Communications with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators, and that service of the Notice of Application substantially as herein described shall constitute good and sufficient service of such Notice of Application upon all who may wish to appear to these proceedings, and no other service need be made, and such service shall be effective on the fifth day after the said Notice of Application is mailed.

4. Delivery of the Corriente Meeting Materials as ordered herein shall constitute compliance with the requirements of Section 290(1)(a) of the BCBCA.

5. The accidental omission to give notice of the Corriente Meeting or Notice of Application to, or the non-receipt of such notices by, one or more of the persons specified herein shall not invalidate any resolution passed or proceedings taken at the Corriente Meeting.

6. The Chair of the Corriente Meeting shall be the person specified for that purpose in the Articles of the Petitioner or such other person as may be appointed by the Corriente Shareholders for that purpose.

7. The Chair of the Corriente Meeting shall be at liberty to call on the assistance of legal counsel to the Petitioner at any time and from time to time, as the Chair of the Corriente Meeting may deem necessary or appropriate, during the Corriente Meeting.

8. The Corriente Meeting shall otherwise be conducted in accordance with the provisions of the BCBCA and the Articles of Corriente, subject to the terms of this Interim Order.

15. The Chair, Secretary, or other director or officer of Corriente present at the Corriente Meeting shall, in due course, file with the Court affidavits verifying the actions taken and the decisions reached by the Corriente Shareholders with respect to the Arrangement.

16. Pursuant to the Plan of Arrangement, a Corriente Shareholder may dissent from the Arrangement Resolution (a "Dissenting Shareholder") and each Corriente Common Share held by a Dissenting Shareholder who dissents in compliance with Division 2 of Part 8 of the BCBCA (as set out in the Plan of Arrangement and described in the Management Information Circular) will be purchased for cancellation by Corriente in consideration for an amount to be determined under the Plan of Arrangement.

17. The only persons entitled to receive notice of and to attend the Corriente Meeting or any adjournment(s) thereof either in person or by proxy shall be the registered holders of the Corriente Common Shares as at the close of business of April 19, 2007 (and, under applicable securities legislation and policies, the beneficial owners of the Corriente Common Shares registered in the name of intermediaries) and the directors, auditors and counsel of the Petitioner.

18. The Petitioner shall be at liberty to give notice of this application to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

19. Unless the directors of the Petitioner by resolution determine to abandon the Arrangement, the Application for the final Order ("Final Application") be set down for hearing before the presiding Master or Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on or about June 7, 2007 at 10:00 a.m., or so soon thereafter as counsel may be heard, and that, upon approval by the Corriente Shareholders at the Corriente Meeting of the Arrangement Resolution, all in the manner required by Section 289 of the BCBCA, the Petitioner be at liberty to proceed with the Final Application on that date.

20. Any Corriente Shareholder may appear and make submissions at the Final Application provided that such person shall file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Appearance, together with a copy of all material on which such person intends to rely at the Final Application, including an outline of such person's proposed submissions, to the solicitors

NO.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

CORRIENTE RESOURCES INC.

PETITIONER

IN THE MATTER OF SECTIONS 288 TO 299 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57, AS AMENDED

INTERIM ORDER

BULL, HOUSSER & TUPPER LLP
Barristers & Solicitors
3000 - 1055 West Georgia Street
Vancouver, B.C. V6E 3R3
Telephone: (604) 687-6575
Facsimile: (604) 641-4949
Attention: Holman Wang

File# 97-2277

SCHEDULE “C”

PLAN OF ARRANGEMENT UNDER SECTION 288

OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

INTERPRETATION

1.1    Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith:

"Arrangement" means the statutory plan of arrangement proposed under the provisions of section 288 to 299 of the BCBCA on the terms set out in this Plan of Arrangement;

“Arrangement Filings” means the records and information provided to the Registrar under section 292(a) of the BCBCA, together with a copy of the Final Order;

“Arrangement Record Date” means the Business Day immediately preceding the Effective Date;

"BCBCA" means the Business Corporations Act (British Columbia), S.B.C. 2002, c.57 as amended;

"Business Day" means any day, other than a Saturday or a Sunday or statutory holiday in the City of Vancouver;

"Circular" means the definitive form, together with any amendments thereto, of the management information circular of Corriente prepared and sent to the holders of Corriente Common Shares in connection with the Meeting;

"Corriente" means Corriente Resources Inc., a company incorporated under the BCBCA;

"Corriente Class A Shares" means the Corriente Common Shares once they have been amended and redesignated as Class A common shares under the Arrangement and having the terms and conditions set out in Schedule “A” hereto;

"Corriente Common Shares" means the common shares which Corriente is authorized to issue, as they are constituted immediately prior to the Effective Time;

“Corriente New Common Shares" means the new class of common shares without par value which Corriente will be authorized to issue upon the Arrangement becoming effective;

"Corriente Shareholders" means those persons who, as at the close of business on the Arrangement Record Date, are registered holders of Corriente Common Shares;

"Court" means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc., the depositary appointed by Corriente and Goldco for the purpose of, among other things, delivering certificates representing Corriente New Common Shares and Goldco Shares in connection with the Arrangement;

“Dissent Rights” has the meaning set out in section 4.1;

“Dissenting Shareholder” means a Corriente Shareholder that has exercised its Dissent Rights in strict compliance with Article 4;

"Effective Date" means the date on which the Arrangement Filings are accepted for filing by the Registrar;

“Effective Time” means 12:01 a.m., Vancouver time on the Effective Date;

"Final Order" means the final order of the Court approving the Arrangement pursuant to the BCBCA, as such order may be amended at any time prior to the Effective Date;

“Goldco” means Q2 Gold Resources Inc., a company incorporated under the BCBCA in order to facilitate the Arrangement;

“Goldco Shares" means the common shares which Goldco is authorized to issue;

"holder", when not qualified by the adjective "registered", means the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in the register of members of Corriente or Goldco, as the case may be;

“Interim Order” means the interim order of the Court approving the Arrangement pursuant to the BCBCA;

"ITA" means the Income Tax Act (Canada), as amended;

“Letter of Transmittal” means the letter of transmittal delivered to Corriente Shareholders with the Circular;

“Meeting” means the annual and special general meeting of the holders of Corriente Common Shares to be held to consider, among other matters, the Arrangement, and any adjournment thereof;

"Plan of Arrangement" means this plan of arrangement, as it may be amended from time to time;

"Registrar" means the Registrar under the BCBCA;

“Transfer Agent” means Computershare Investor Services Inc.; and

“Transferred Assets” means 100 shares with a par value of US$1.00 per share, being all of the issued and outstanding shares in the capital of Corriente Caymans Gold Company, a company incorporated under the Companies Law (2004 Revision) of the Cayman Islands.

1.2    Headings

The division of this Plan of Arrangement into articles, sections, subsections and paragraphs, and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or part hereof. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections, subsections and paragraphs are to articles, sections, subsections and paragraphs to this Plan of Arrangement.

1.3    Extended Meanings

In this Plan of Arrangement, words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders, and words importing persons shall include individuals, partnerships, associations, forms, trusts, unincorporated organizations and corporations.

1.4    Statutes

A reference to a statute shall be deemed to include every regulation made pursuant thereto, all amendments to the statute or to any such regulation enforced from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation.

1.5    Currency

All references to currency herein are to lawful money of Canada unless otherwise specified herein.

ARTICLE 2

BINDING EFFECT OF THE ARRANGEMENT

2.1    Binding Effect of the Arrangement

The Arrangement will, upon the filing of the Arrangement Filings with the Registrar, become effective at and be binding at and after the Effective Time, without further authorization, act or formality, on Corriente, Goldco, and all Corriente Shareholders (including Dissenting Shareholders).

The filing of the Arrangement Filings will be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3

THE ARRANGEMENT

3.1    The Arrangement

Commencing at the Effective Time, the following shall occur and be deemed to occur in the following order without further act or formality, notwithstanding anything contained in the provisions attaching to any of the securities of Corriente or of Goldco, with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

(a)

Corriente’s Notice of Articles will be amended to:

(i)

rename the Corriente Common Shares as Corriente Class A Shares; and

(ii)

authorize Corriente to issue:

(a)

an unlimited number of Corriente Class A Shares without par value; and

(b)

an unlimited number of Corriente New Common Shares without par value;

(b)

Corriente’s Articles will be amended by adding the special rights and restrictions attached to the Corriente Class A Shares set out in Schedule A hereto;

(c)

Each issued Corriente Class A Share held by a Dissenting Shareholder will be, and be deemed to be, purchased for cancellation by Corriente for an amount to be determined and paid in the manner described in Article 4;

(d)

Corriente will transfer the Transferred Assets to Goldco, in consideration for which Goldco will issue to Corriente that number of Goldco Shares which is necessary to permit the distribution of Goldco Shares in exchange for Corriente Class A Shares as contemplated by paragraph (e) below, less one Goldco Share;

(e)

Each issued and outstanding Corriente Class A Share (other than any such shares in respect of which the holder has exercised Dissent Rights) will be exchanged for one Corriente New Common Share and one-third of one Goldco Share, provided that if an entitlement to a fractional Goldco Share would otherwise result from the exchange, the number of Goldco Shares to be distributed will be rounded down to the next whole number of Goldco Shares.  Each Corriente Shareholder shall cease to be the holder of the Corriente Class A Shares so exchanged and shall become the holder of the number of Corriente New Common Shares and Goldco Shares issued and transferred to such Corriente Shareholder.  The name of such Corriente Shareholder shall be removed from the register of members of the Corriente Class A Shares and shall be added to the registers of members of Corriente New Common Shares and Goldco Shares as the holder of the numbers of Corriente New Common Shares and Goldco Shares, respectively, so issued and transferred to such Corriente Shareholder;

(f)

The capital of Corriente for the Corriente New Common Shares will be the amount equal to the capital of Corriente for the Corriente Class A Shares, less the fair market value of the Goldco Shares distributed to Corriente shareholders, other than Dissenting Shareholders, and the paid-up capital of Corriente will be reduced accordingly;

(g)

The Corriente Class A Shares exchanged for Corriente New Common Shares and Goldco Shares will be cancelled;

(h)

Corriente’s Notice of Articles will be altered by cancelling the Corriente Class A Shares from the share capital that Corriente is authorized to issue and renaming the Corriente New Common Shares as “common shares”; and

(i)

such Altered Notice of Articles shall be filed with the Registrar in the form set out in Schedule B hereto.

3.2    Deemed Fully Paid and Non-Assessable Shares

All Corriente New Common Shares and Goldco Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

3.3    Withholding Rights

Corriente and Goldco shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any holder of Corriente New Common Shares or Goldco Shares such amounts as Corriente or Goldco is required or permitted to deduct and withhold with respect to such payment under the ITA and the regulations thereunder, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

3.4    Supplementary Actions

Notwithstanding that the transaction and events set out in section 3.1 shall occur and shall be deemed to occur in the order therein set out without any act or formality, each of Corriente and Goldco shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events set out in section 3.1, including without limitation, any resolutions of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, and any necessary addition to or deletions from share registers.

ARTICLE 4

RIGHT OF DISSENT

4.1    Right of Dissent

Pursuant to the Interim Order, each Corriente Shareholder is permitted to exercise rights of dissent in connection with the Arrangement (the “Dissent Rights”) under Division 2 of Part 8 of the BCBCA as modified by this Article 4, the Interim Order and the Final Order.  Notwithstanding any other provision of this Plan of Arrangement, a Dissenting Shareholder who duly exercises such Dissent Rights and who:

4.1.1

is ultimately determined to be entitled to be paid fair value for his, her or its Corriente Common Shares, shall be deemed to have transferred such shares to Corriente for cancellation as of the Effective Time and thereafter such Dissenting Shareholder shall be entitled to receive an amount equal to the fair value of his, her or its Corriente Common Shares from Corriente on delivery of certificates representing the Corriente Common Shares formerly held by the Dissenting Shareholder, but shall not be entitled to any other payment or consideration (including Goldco Shares that would be payable under this Arrangement had such holder not exercised such Dissent Rights); or

4.1.2

is for any reason ultimately determined not to be entitled to be paid fair value for his, her or its Corriente Common Shares, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Corriente Shareholder and shall be entitled to receive Corriente New Common Shares and Goldco Shares on the same basis as any non-dissenting Corriente Shareholder pursuant to this Plan of Arrangement;

but in no case will Corriente, Goldco or any other Person be required to recognize such Dissenting Shareholder as holding Corriente Common Shares on or after the Effective Time, and the name of such Corriente Shareholder will be deleted from the central securities register of Corriente at the Effective Time.

4.2    In addition to any other rights and restrictions under Division 2 of Part 8 of the BCBCA (as modified by this Article 4, the Interim Order and the Final Order), (i) Corriente Shareholders intending to dissent in respect of the Arrangement must send written notice of dissent to Corriente at least two days prior to the Meeting or any date to which the Meeting may be postponed or adjourned, which notice may be given only in respect of all Corriente Common Shares beneficially owned by the Dissenting Shareholder, (ii) the fair value of the Corriente Common Shares will be determined as at the point in time immediately prior to Corriente Shareholder approval of the Arrangement and (iii) no person who has voted in favour of the Arrangement will be entitled to dissent in respect of the Arrangement.

ARTICLE 5

DELIVERY OF CERTIFICATES

5.1    Share Certificates

On or as soon as practicable after the Effective Date, Corriente and Goldco shall deliver or arrange to be delivered to the Depositary certificates representing the Corriente New Common Shares and the Goldco Shares, respectively, required to be distributed to the Corriente Shareholders in accordance with the provisions of section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for the Corriente Shareholders for delivery to the Corriente Shareholders in accordance with the provisions of this Article 5.

Subject to the provisions of this Article 5, the Corriente Shareholders shall be entitled to receive the certificates representing the Corriente New Common Shares and the Goldco Shares to which they are entitled pursuant to section 3.1 hereof.

5.2    Delivery of Share Certificates

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Corriente Common Shares which were exchanged for Corriente New Common Shares and Goldco Shares in accordance with section 3.1 hereof, together with the Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Corriente New Common Shares and a certificate representing the Goldco Shares which such holder is entitled to receive in accordance with section 5.1 hereof.

After the Effective Time and until surrendered for cancellation as contemplated by this section 5.2,  each certificate which immediately prior to the Effective Time represented one or more Corriente Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Corriente New Common Shares and a certificate representing the Goldco Shares which the holder of such certificate is entitled to receive in accordance with this section 5.2.

5.3    Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Corriente Common Shares, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Corriente New Common Shares and a certificate representing the Goldco Shares which such holder is entitled to receive in accordance with section 5.1 hereof. When requesting such delivery of a certificate representing the Corriente New Common Shares and a certificate representing the Goldco Shares which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Corriente New Common Shares and a certificate representing such Goldco Shares is to be delivered shall, as a condition precedent to the delivery of a certificate representing such Corriente New Common Shares and a certificate representing such Goldco Shares, give a bond satisfactory to Corriente, Goldco and the Depositary in such amount as Corriente, Goldco and the Depositary may direct, or otherwise indemnify Corriente, Goldco and the Depositary in a manner satisfactory to Corriente, Goldco and the  Depositary against any claim that may be made against Corriente, Goldco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the Articles of Corriente.

5.4    Distributions With Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to the Corriente New Common Shares or the Goldco Shares with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Corriente Common Shares unless and until the holder of such certificate shall have complied with the provisions of section 5.2 or section 5.3 hereof. Subject to applicable law and to section 3.3 hereof, at the time of such compliance there shall, in addition to the delivery of a certificate representing the Corriente New Common Shares and a certificate representing the Goldco Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date on or after the Effective Date theretofore paid or made with respect to such Corriente New Common Shares or Goldco Shares.

5.5    Limitation and Proscription

To the extent that a Corriente Shareholder shall not have complied with the provisions of section 5.2 or section 5.3 hereof on or before the date which is six years after the Effective Date (the "final proscription date"), then the Corriente New Common Shares and the Goldco Shares which such Corriente Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificate representing such Corriente New Common Shares and the certificate representing the Goldco Shares shall be delivered to Corriente and Goldco respectively by the Depositary for cancellation and shall be cancelled by Corriente and Goldco respectively and the interest of the Corriente Shareholder in such Corriente New Common Shares and Goldco Shares shall be terminated as of the final proscription date.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1    Amendment

This Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Date, be amended in a manner not materially prejudicial to the shareholders of Corriente by written agreement of Corriente and Goldco without, subject to applicable law, further notice to or authorization on the part of the shareholders of Corriente for any reason whatsoever.

6.2    Termination

This Plan of Arrangement may, at any time before or after the holding of the Meeting but no later than the Effective Time, be terminated by the board of directors of Corriente without further notice to, or action on the part of, the shareholders of Corriente.

6.3    Effect of Termination

Upon the termination of this Plan of Arrangement pursuant to section 6.2 hereof, no party shall have any liability or further obligation to any other party hereunder.

SCHEDULE "A" TO THE PLAN OF ARRANGEMENT

CORRIENTE RESOURCES INC.

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO

CORRIENTE CLASS A COMMON SHARES

The Corriente Class A Shares shall have attached thereto the following special rights and restrictions:

Dividends

The holders of the Corriente Class A Common Shares shall in each year in the discretion of the board of directors of the Company (the “Directors”) be entitled to receive out of any or all profits or surplus available for dividends, as and when declared by the Directors, non-cumulative dividends in an amount or rate determined by the Directors at their sole discretion.  Notwithstanding any other provision of these Articles, dividends may be declared and paid at any time upon the Corriente Class A Common Shares  to the exclusion of all or any other classes or class of shares or may be declared and paid upon all or any other classes or class of shares to the exclusion of the Corriente Class A Common Shares.

The Corriente Class A Common Shares shall rank as regards to the payment of dividends that have been declared but are unpaid, except a stock dividend comprising shares other than Corriente Class A Common Shares, in priority to all other shares of the Company.

SCHEDULE "B" TO THE PLAN OF ARRANGEMENT

Province of British Columbia

BUSINESS CORPORATIONS ACT

Altered Notice of Articles

as altered by Special Resolutions of

CORRIENTE RESOURCES INC.

passed on the 24th day of May, 2007

I wish to be formed into a company with limited liability under the “Business Corporations Act” in pursuance of this Notice of Articles.

1.

The name of the Company is CORRIENTE RESOURCES INC.

2.

The authorized capital of the Company consists of an unlimited number of common shares without par value.

SCHEDULE “D”

Information Concerning Goldco

NOTICE TO READER	2
GLOSSARY OF TERMS	3
CORPORATE STRUCTURE	5
GENERAL DEVELOPMENT OF THE BUSINESS	5
DESCRIPTION OF THE BUSINESS OF GOLDCO	6
COMPETITIVE CONDITIONS	6
DESCRIPTION OF CAYA AND PIEDRA LIZA PROPERTIES	6
SELECTED CONSOLIDATED FINANCIAL INFORMATION	26
DESCRIPTION OF SHARE CAPITAL	26
CONSOLIDATED CAPITALIZATION	27
OPTIONS TO PURCHASE SECURITIES	27
PRIOR SALES	27
ESCROWED SECURITIES	27
PRINCIPAL SHAREHOLDERS	27
DIRECTORS AND OFFICERS OF GOLDCO	28
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	31
RISK FACTORS	31
PROMOTERS	35
LEGAL PROCEEDINGS	35
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	35
AUDITOR, REGISTRAR AND TRANSFER AGENT	35
MATERIAL CONTRACTS	35
OTHER MATERIAL FACTS	35

NOTICE TO READER

As at the date of this Information Circular, Goldco has not carried on any active business.  It was formed solely to facilitate the Arrangement.  See “The Arrangement” in the Information Circular.

The following is a summary of the business of Goldco after the Arrangement and should be read together with the more detailed information and financial data and statements contained elsewhere in the Information Circular and in the Carve-out Financial Statements of Goldco attached as Schedule E to the Information Circular.  Except where otherwise indicated herein, all of the disclosure in this schedule is made on the basis that the Arrangement has been completed as described in the Information Circular.

Goldco will be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec upon completion of the Arrangement.  The Goldco Shares are not listed for trading and no application has been made to list the Goldco Shares on any market or exchange.  Until such time as Goldco completes an initial public offering of the Goldco Shares or lists the Goldco Shares on a stock exchange in Canada, which it may never do, no Goldco Share may be transferred without the consent of Goldco’s Board of Directors.  Accordingly, there is no market through which these securities may be sold and holders of Goldco Shares may not be able to sell such shares.

GLOSSARY OF TERMS

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meaning set forth below when used in this Schedule D.  The words and terms set forth in the Information Circular shall also have their respective meanings when used in this Schedule D.

“Ag” means silver.

“anomaly/anomalous” means a value higher or lower than the expected; outlining a zone of potential exploration interest but not necessarily of commercial significance.

“Au” means gold.

“chalcocite” means copper sulphide, Cu2S.

“chalcopyrite” means copper sulphide, CuFeS2.

“Cu” means copper.

“development” means preparation of a mineral deposit for commercial production including installation of plant and machinery and the construction of all related facilities.

“diamond drill” means a type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter.

“exploration” means the prospecting, diamond drilling and other work involved in searching for orebodies.

“grade” means the weight of valuable minerals in each tonne of ore.

“indicated mineral resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource” means that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty which may attach to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.

“mineralization” means rock containing an undetermined amount of minerals or metals.

“mineral property” means a development or production property which contains an independently confirmed mineral resource.

“mineral reserve” means the economically mineable part of a indicated or measured mineral resource demonstrated by at least a preliminary feasibility study, which must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quantity that it has reasonable prospects for economic extraction. The location, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. mineral properties are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource and an indicated mineral resource has a lower level of confidence than a measured mineral resource.

“mining concession” means a right to undertake mining activity for profit on another's real property. The boundaries of the concession area descend vertically.

“Mo” means molybdenum.

“NI 43-101” means National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

“ore” means a natural aggregate of one or more minerals which, at a specified time and place, may be mined, processed and sold at a profit, or from which some part may profitably be separated.

“oz/ton” means Troy ounces per short ton.

“porphyry copper” means a  copper deposit in which the mineralization occurs as discrete grains and veins throughout a large volume of rock.

“ppb” means parts per billion.

“ppm” means parts per million.

“Qualified Person” means an individual who (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of those, (b) has experience relevant to the subject matter of the mineral project and the technical report, and (c) is a member in good standing of a recognized professional association of engineers and/or geoscientists.

“skarn” means, a term that is generally reserved for rocks composed nearly entirely of lime bearing silicates and derived from nearly pure limestones and dolomites is which large amounts of silicon aluminum, iron and magnesium has been introduced.

“tonne” means a metric tonne (2,204 pounds).

“Zn” means zinc.

CORPORATE STRUCTURE

Name and Incorporation

Goldco was incorporated as “Q2 Gold Resources Inc.” under the BCBCA on April 20, 2007.  Goldco’s principal business office address and its registered and records offices are located at Suite 520 – 800 West Pender Street, Vancouver, BC, V6C 2V6.

Goldco will be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec upon completion of the Arrangement.  The Goldco Shares are not listed for trading and no application has been made to list the Goldco Shares on any market or exchange.

Intercorporate Relationships

Upon completion of the Arrangement, Goldco will have two wholly-owned subsidiaries:  Corriente Caymans and Midasmine.  Corriente Caymans, a company incorporated under the laws of the Cayman Islands, is the holder of all of the issued shares of Midasmine, a company incorporated under the laws of Ecuador, which is the holder of the Caya and Piedra Liza Properties.

GENERAL DEVELOPMENT OF THE BUSINESS

Goldco was incorporated for the purpose of carrying out the Arrangement.  Pursuant to the Arrangement, Goldco will acquire the Transferred Assets from Corriente.  The Transferred Assets consist of all of the issued shares of Corriente Caymans and so, indirectly, the Caya and Piedra Liza Properties in the Zamora-Chinchipe Province of Ecuador.  Goldco will carry on the business of a mineral exploration company, focusing on the acquisition, exploration and development of economic gold and other mineral resources.

See “The Arrangement” in the Information Circular.

Interim Financing

In connection with the Arrangement and to assist Goldco with its business objectives described above, Corriente and Goldco have entered into a convertible loan agreement dated April 23, 2007 (the “Convertible Loan Agreement”) pursuant to which Corriente has agreed to lend Goldco up to $750,000, to be advanced in instalments (the “Loan”).  Corriente has agreed to advance an initial instalment of $320,000 to Goldco on April 27, 2007.  The decision whether to advance additional instalments at Goldco’s request is within Corriente’s discretion.  The Loan is secured by a general security charge over Goldco’s assets.  Interest accrues at the rate of the prime lending rate of the Royal Bank of Canada in effect from time to time for Canadian dollar commercial demand loans plus 3.5% per annum.  The principal and unpaid interest will become due on the earlier of December 31, 2008 and the first date on which Goldco has filed a prospectus with respect to any of its securities with a securities regulatory body in any province of Canada and obtained a receipt therefor.  At any time prior to maturity, Corriente can require Goldco to convert, in whole or in part, the principal amount outstanding and accrued interest into Goldco Shares at a conversion price equal to $0.10 per share.  Goldco can prepay some or all of the amount outstanding at any time prior to maturity or conversion without notice or penalty.

Significant Acquisitions and Dispositions

Goldco has not completed a fiscal year. There are no significant acquisitions or dispositions, completed or probable, for which financial statements would be required under applicable Canadian securities legislation, save pursuant to the Arrangement, details of which are provided in the Information Circular.

Trends

Falling currency values, questionable economic conditions throughout the world and political instability are the generally accepted rationale for the strengthening of precious metal prices. These macroeconomic factors, combined with declining global gold production and a shortage of new discoveries, are expected to continue for the foreseeable future, which suggests that the gold exploration industry will continue to benefit from a long-term rising trend for all commodity prices. Unfavourable economic conditions may adversely affect Goldco’s financial viability by increasing financing costs and/or limiting access to capital.  See “Risk Factors” below.

DESCRIPTION OF THE BUSINESS OF GOLDCO

Business Objectives

Goldco’s primary business objective upon completion of the Arrangement is to carry out the exploration programs for the Caya and Piedra Liza Properties recommended in the technical report prepared by George Cavey and George Sivertz of OreQuest Consultants Ltd. (“OreQuest”) entitled “Technical Report on the Caya 36 and Piedra Liza Properties, Zamora – Chinchipe Province, Ecuador for Corriente Resources Inc.” dated December 20, 2006 (the “Technical Report”) and prepared in accordance with NI 43-101.  Each of the authors of the Technical Report is a Registered Professional Geologist and an Independent “Qualified Person” as defined in NI 43-101.

If the results of the initial phases of exploration prove to be encouraging, Goldco will require additional capital prior to embarking on additional exploration work.  The additional capital may come from future financings or through joint ventures or option agreements with one or more third parties.  There can be no assurance that Goldco will be able to raise such additional capital if and when required. See “Risk Factors” below.

COMPETITIVE CONDITIONS

Mineral exploration and development is a competitive business.  Goldco will be competing with numerous other companies, many of which will have greater financial resources, in the search for and the acquisition of attractive mineral properties.

DESCRIPTION OF CAYA AND PIEDRA LIZA PROPERTIES

Corriente’s wholly-owned subsidiary, Corriente Caymans, is the holder of all of the issued shares of Midasmine, which in turn is the holder of the Caya and Piedra Liza Properties.  The following information concerning the Caya and Piedra Liza Properties is summarized from the Technical Report.  Readers are encouraged to read the Technical Report, which is available under Corriente’s profile on SEDAR at www.sedar.com, in its entirety.  The Technical Report will be filed under Goldco’s profile on SEDAR upon Goldco becoming a reporting issuer.

Property Location and Description

The Piedra Liza and Caya Properties are located in the Zamora-Chinchipe Province in southeastern Ecuador (Figure 1).

Figure 1: Piedra Liza and Caya Properties

Caya Property

The Caya Property is centered 10 km east of the Rio Zamora (Zamora River), adjacent to the border with Perú (Figure 2). The Caya Property is approximately 45 km northeast of the Piedra Liza Property and is contiguous with and south of Corriente’s Mirador property, which covers the Mirador and Mirador Norte copper-gold porphyry deposits. The center of the Caya Property is located at Universal Transverse Mercator (“UTM”) coordinates 786,000 E and 9,597,000 N (UTM Zone 17S, Provisional South American Datum 1956). The Caya Property covers an area of 4,740 hectares; it is registered with the National Directorate of Mining and has not been legally surveyed. The authors of the Technical Report are not aware of any historic mine workings or tailings within the Caya Property.

Figure 2: Caya Concession Map and Limits of Bosque Protector Condor

Mirador1
Este
Curigem 18
Mirador1
Curigem 18E
Mirador 3
Mirador 4
Mirador2
Mirador2
Este
Curigem 19
Este
Curigem 19
Caya 36
PERU
Rio Chuchumbleza
Rio Zamora
Rio Machinaza
N
0
2.5
5
kilometres
CORRIENTE
RESOURCES INC.
Mirador District
Mineral Concessions
and limits of
Bosque Protector Condor
LEGEND
Minera Mdasmine S.A.
EcuaCorriente S.A.
Bosque Protector Condor
Towns / Villages
Rivers
Roads
Date: Dec2006
Scale: 1:120 000

On August 6, 2001, before the First Notary of Zamora, the Mining Concession Deed for Caya, encompassing an area of 4,740 mining hectares, was legalized. The deed was issued by the Regional Mining Office for Zamora to Billiton Ecuador B.V. (“Billiton Ecuador”) a Netherlands-based company, on July 27, 2001 and duly inscribed in the Property Register of El Pangui on August 23, 2001.  Through public deed granted on May 17, 2004 before Doctor Roberto Salgado, Third Notary of Quito, duly approved by Resolution of the Superintendence of Companies on May 28, 2004 and inscribed in the Mercantile Register of Quito on June 11, 2004, the subsidiary of Billiton Ecuador in Ecuador registered its change of corporate name to Minera Panantza B.V. (“Panantza”).  In accordance to the agreement executed between Billiton E&D 3 B.V., Gatro South America Holdings Limited, Billiton Development B.V. and Corriente, dated May 31, 2004, Corriente became the controlling shareholder of Panantza, and the Caya Property became a mineral property of Corriente.   Additionally, Panantza has the obligation to pay to Billiton E&D 3 B.V. a royalty equivalent to 2% of the Net Smelter Return (“NSR”), for the mining area in the Caya Property.

The Caya Property was transferred from Panantza to Minera Curigem S.A. (“Curigem”) in 2005.  In 2006, the Caya Property was transferred from the Corriente subsidiary Curigem (now ExplorCobres S.A.) to another subsidiary, EcuaCorriente S.A. (“EcuaCorriente”) and then to Midasmine, also a wholly-owned Ecuadorian subsidiary of Corriente.  Corriente, through its wholly-owned Cayman Islands-based subsidiary, which in turn controls the companies in Ecuador, holds a 100% interest in the Caya Property.  Billiton Ecuador, now BHP Billiton S.A. (“Billiton”), retains a 2% NSR interest in the Caya Property.  The 2% NSR royalty held by Billiton can be reduced to 1% if Corriente makes a payment of $2 million to BHP Billiton.

Piedra Liza Property

The contiguous Piedra Liza 1 and 2 mining concessions are centered 2 km west of the Rio Zamora (Zamora River), immediately southwest of the town of Yanzatza (also spelled “Yantzaza”) and 1.5 km north of the town of Zumbi. The center of the concession block has UTM coordinates of 746,750 E and 9,574,000 N (UTM Zone 17S, Provisional South American Datum 1956). The two Piedra Liza concessions cover an area of 1,950 hectares. The concessions are registered with the National Directorate of Mining and have not been legally surveyed. There is a short tunnel in the northern sector of the Piedra Liza 1 mining concession, apparently driven in an attempt to explore a 25-cm quartz-pyrite vein. It is believed that this tunnel, now abandoned, was made by informal miners.

The contiguous Piedra Liza 1 and Piedra Liza 2 mining concessions are located in the Zamora region of Zamora-Chinchipe Province (Figure 3).  The Piedra Liza 1 concession covers an area of 1,050 hectares, and the Piedra Liza 2 concession covers 950 hectares.  Title to the Piedra Liza 1 and Piedra Liza 2 mining concessions was registered with the National Directorate of Mining on August 10, 2005, in the name of EcuaCorriente.   The mining concessions were subsequently transferred from EcuaCorriente to Midasmine.  Corriente, through its wholly-owned subsidiary, Corriente Caymans, controls Midasmine and thereby holds an unencumbered 100% control in the Piedra Liza 1 and Piedra Liza 2 mining concessions.

Figure 3: Piedra Liza Concession Map

Accessibility, Climate, Physiography, Local Resources and Infrastructure

Access

Access to the Caya and Piedra Liza Properties from Quito, the capital city of Ecuador, can be gained by road or by a combination of air and road travel.  There is scheduled air service from Quito to Cuenca, a large city north of Piedra Liza and northwest of Caya.  From Cuenca, roads lead to both properties, and small aircraft can be chartered to fly to Gualaquiza, the nearest public airport (Mercedes Molina airfield).  As of December 2006, there was also scheduled/charter air service from Quito to Gualaquiza, with a travel time of approximately two hours.

From the Gualaquiza airfield, the Caya Property can be reached by driving south on a paved highway to Chuchumbletza (21 km, 20 minutes).  From Chuchumbletza, a gravel road leads south 5 km to a public barge ferry and a foot bridge that crosses the Zamora River.  From Quimi (also spelled “Quime”), on the east side of the river, a gravel road leads 3 km east to the Tundayme village and continues eastwards to EcuaCorriente’s Mirador Project.  At a point a few hundred metres east of Tundayme, the road intersects with a well-built gravel military road that leads southeast to the Caya Property (10 km).  This military road, built in 1995, leads to Destacamento Mirador Cóndor, a military camp located on the spine of the Sierra del Cóndor, one kilometre east of the eastern boundary of the Caya Property and approximately 22 km from Tundayme village.  The road has fallen into disrepair, but can be easily and safely travelled on foot or by horses, mules, or off-road vehicles (ATVs) and motorcycles.

From Gualaquiza airfield, the Piedra Liza Property is reached by driving on the newly-paved Cuenca-Loja highway (still under construction in some areas) that leads south-southwest through El Pangui to Yanzatza, a large town adjacent to the northeast corner of the property (60-70 km, 2 to 2.5 hours).  From Yanzatza, the same paved highway passes south along the west side of the Zamora River, parallel to and a few hundred metres east of the eastern Piedra Liza Property boundary.  Numerous foot trails and a few local gravel roads lead west from the highway into the eastern sections of the property.

Climate

The area has a wet equatorial climate with an average of 2,300 millimetres of rain per year.  Rainfall can exceed 60 mm in a 24-hour period.  Variations in the local terrain exert a strong influence over rainfall, so the area has many different local rain regimes.  Field work is possible all year round.  The best time for airborne surveys or road and trail construction is from October to December, because of clearer skies and drier weather conditions.

Physiography

The Tundayme River, a tributary of the Rio Zamora, drains the central and northwestern parts of the Caya Property.  The highland areas of the Cordillera de Cóndor to the east rise to maximum elevations of 2,000 metres above sea level (“masl”).  The elevations of the property range from about 1,000 masl in the northwest corner to greater than 1,800 masl on the ridges in the central and southern sections.  The property supports second-growth tropical forest, although there are numerous clearings at lower elevations.

The Piedra Liza Property is on the eastern flank of a highland area that lies west of the Zamora River. The property is drained by numerous small streams that flow eastwards directly into the river. Elevations range from 850 masl in the Zamora River valley to 1,640 masl on the ridges in the western section.  The higher western sections of the property support second-growth tropical forest, although there are numerous clearings for plantations, grazing, and forage crops at lower elevations.

Local Resources and Infrastructure

The Caya Property is almost uninhabited.  The village closest to the Caya Property is Tundayme, which is located 10 km northwest of the center of the Caya Property.  An electrical power line that runs from Chuchumbletza to the Mirador exploration camp passes through Tundayme.  Many unskilled workers live in the Chuchumbletza-Tundayme area.  Basic food supplies and accommodation can be obtained locally.

The system of paved and gravel roads leading from the capital city of Quito to the village of Tundayme is suitable for the transport of samples and light equipment and machinery.  There is also road access from Tundayme to the Pacific Ocean port of Machala, through either Cuenca or Loja.

EcuaCorriente has completed construction of a private heavy-capacity barge at the Zamora River crossing at Quimi, and is studying the construction of a bridge to handle vehicle traffic.  An initial road improvement engineering study has been completed for the main access road from Chuchumbletza to the Mirador property (approximately 14 km).  The plan is to upgrade the existing dirt road to a 7.2-metre wide access road. This road will intersect the gravel military road that crosses the north-central section of the Caya Property.

The eastern half of the Piedra Liza Property is sparsely settled with small landholdings, and the more rugged western half is largely uninhabited.  Most of the cleared land is used for pasture or for growing animal feed.  Agricultural products include beef cattle, fruit, coffee, and cacao.  The main paved highway connecting Loja to El Pangui and Cuenca passes along the west side of the Zamora River, just east of the property.  Many skilled and unskilled workers live in the Yanzatza-Zumbi area.  A wide variety of food, accommodation, equipment, machinery and building materials can be obtained in Yanzatza.  Electrical power lines pass along the highway on the east side of the property. There are good roads that are almost entirely paved from Quito to Yanzatza for the transport of samples or heavy equipment.

History

Billiton began regional exploration in southeastern Ecuador in 1994.  Panned concentrate stream-sediment sampling and reconnaissance-scale geological mapping were the main tools used to locate base metal anomalies.  After further follow-up sampling and mapping, Billiton identified possible porphyry copper systems associated with these anomalies.  The Tundayme River area (in which the present Mirador and Caya Property are located) attracted interest during the original reconnaissance geological and geochemical surveys completed in December 1994.  These surveys, which included the collection of 315 pan concentrate samples, identified a 50 square kilometre drainage area where stream sediments contained anomalous grades of Cu, Mo, Au, Zn, and Ag.  During the time of the border conflict between Ecuador and Perú (1995 to 1999), a large area in the Cordillera del Cóndor, including the Mirador and Caya Properties, was declared off limits by the Ecuadorian Government, and Billiton was forced to cease work.

After Ecuador and Perú signed a peace treaty in July 1999, Billiton resumed work and completed detailed follow-up surveys to better define the anomalous areas in what are now the Mirador and Caya properties.  Billiton collected 746 soil samples along ridges and 219 rock chips from outcrops in stream drainages traversing all the anomalous zones, including 266 soil samples and 104 rock samples from the area now covered by the Caya Property.  This work, along with geological mapping, defined the anomalous zones that later became known as the Mirador and Mirador Norte copper-gold porphyry deposits and the Chancho and Chancho Norte Cu-Mo-Au prospects.  In April 2000, Billiton and Corriente entered into an agreement covering the area of the Mirador property, including the Caya Property and the Chancho Cu-Mo-Au prospect (part of the Chancho prospect is on the Caya Property).

History of Exploration: Caya Property

After entering the agreement with Billiton, EcuaCorriente initiated geological mapping, trenching, outcrop sampling, soil geochemistry and VLF-EM surveys in the Chancho zone in the northwest section of the Caya Property.  This work culminated in the drilling of five diamond core holes in the Chancho zone.  In 2004, EcuaCorriente drilled 19 vertical geotechnical holes in the Tundayme valley, also in the northwestern sector of the concession.  These holes were intended to test the area of a proposed dam for a tailings impoundment in the Tundayme valley.  EcuaCorriente geologists have continued to conduct reconnaissance traverses since 2002, particularly in the west-central section of the Caya Property, and have collected 52 rock samples from outcrops and float in stream drainages and from rock-cuts on the roads traversing the Caya Property.

History of Exploration: Piedra Liza Property

EcuaCorriente began exploration of the Piedra Liza Property in March 2003, after panned concentrate samples from the main central drainage returned an anomalous gold assay.  The concessions were registered in August 2005.  EcuaCorriente has collected a total of 27 panned concentrate samples from streams, 135 ridge soil samples, 91 grid soil samples, and 59 rock samples from the Piedra Liza Property.  The only evidence of previous exploration at the Piedra Liza Property is a short tunnel in the northern sector of the Piedra Liza 1 mining concession, apparently driven in an attempt to explore a 25-cm quartz-pyrite vein.  It is believed that this tunnel, now abandoned, was made by informal miners.

Geological Settings

Regional Geology

The Piedra Liza and Caya Properties lie within a 150 km-long metallogenic copper-gold sub-province of Jurassic age located in the Cordillera del Cóndor and the adjoining areas of southeastern Ecuador.  The principal areas of gold mineralization include the Fruta Del Norte deposit (Aurelian Resources Inc.) and other epithermal prospects, as well as the Nambija gold skarn district. The gold deposits and prospects lie south of and partially overlap the “Corriente Copper Belt”, a north-trending belt of gold-bearing copper and copper-molybdenum porphyry deposits that was originally discovered by Gencor Limited and was explored by Billiton in the 1990s.  The Mirador and Mirador Norte, Panantza, and San Carlos porphyry deposits in the copper belt are currently being developed by Corriente.

Many of the epithermal gold-silver prospects and deposits are in the Misahuallí Formation, an andesitic volcanic sequence of Jurassic age.  The Nambija skarn-hosted gold deposits are in the Triassic Piuntza Formation.  The Jurassic Zamora Batholith intrudes Misahuallí Formation rocks in many areas throughout the district, and Piuntza Formation rocks at Nambija.  Both the Piuntza and Misahuallí rocks often occur in narrow, north-trending inliers or pendants” within the Zamora Batholith.

The stratigraphic sequence in southern Ecuador incorporates rocks of Paleozoic to Cretaceous age:

•

Mid-Paleozoic metamorphic “basement” complex: Metagranite, schist, and gneiss that outcrop in the Cordillera Real, west of the Zamora Batholith.

•

Piuntza Formation: Triassic sandstone, siltstone, limestone, volcaniclastic rocks and andesite flows.

•

Santiago Formation: Upper Triassic to Lower Jurassic limestone and sandy shale.  This Formation is 1,500m to 2,700m thick and outcrops to the east of the Zamora Batholith.

•

Chapiza and Misahuallí Units: Middle to Late Jurassic pyroclastic rocks and lava flows, mainly of andesitic composition.  The Misahuallí varies from 1,000m to 4,000m thick and unconformably overlies the Santiago Formation.  Most of the epithermal and skarn-hosted gold mineralization in the Nambija- Fruta Del Norte area occurs in the Misahuallí Formation.

•

Hollin Formation: Lower Cretaceous quartzite and quartz sandstone, with thin (<2m) interbeds of shale and clay-bearing fine-grained sandstone that usually contains bitumen. The Hollin Formation unconformably overlies the Misahuallí volcanic rocks and the granitic rocks of the Zamora Batholith; the sequence is 30m to 200m thick in the Zamora - El Pangui area and becomes thicker towards the north.  The Hollin rocks are generally flat-lying to gently west-dipping, with the resistant quartzite and sandstone units often forming prominent mesas.

•

Napo Formation: Dark grey to black Middle Cretaceous silty limestone and fine-grained calcareous siltstone and shale.  The Napo Formation is 200m to 700m thick and conformably overlies the Hollin.

The Zamora Batholith, an intrusive complex with compositions ranging from diorite to granite, cuts the Santiago, Piuntza and Misahuallí rocks.  This batholith is one of a number of Jurassic intrusive complexes in the Cordillera Real and sub-Andean regions of Ecuador that have been mapped as members of the Abitigua Subdivision.  Isotopic age dates for the younger Late Jurassic porphyry intrusive phases of the Zamora Batholith range from 152 to 157 million years.  A variety of Tertiary-age intrusions, including basalt to rhyodacite dykes and quartz-feldspar porphyry bodies, cut the Zamora Batholith and the Mesozoic formations.

Caya Property Geology

The northwestern part of the Caya Property is underlain by a north-striking inlier or pendant of probable Lower Jurassic Misahuallí volcano-sedimentary rocks that lies within the Zamora Batholith; Zamora granitic rocks outcrop along the western edge of the concession and in its northeastern section.  In the southern half of the concession, the Zamora Batholith and the Misahuallí rocks are mostly overlain by quartzites of Lower Cretaceous Hollín Formation, but “windows” of Zamora and Misahuallí rocks have been mapped in areas where the Hollin cover has been eroded.  An area of some 25 square kilometres in the extreme southern section of the concession has not been mapped in detail.

In the western part of the concession, the Zamora-Misahuallí contact is parallel and adjacent to a north-trending structural (fault) zone within the Zamora Batholith.  A fine to medium-grained mineralized granophyric dyke (the “Chancho Diorite”), and late-stage hornblende-feldspar porphyry and more felsic hornblende-biotite-quartz porphyries intrude the fault zone.

Mineralization in the Chancho Diorite is disseminated pyrite-chalcopyrite-molybdenite-(bornite) associated with pervasive sericite-chlorite-clay-(quartz) alteration.  There is intense pervasive silicification associated with disseminated chlorite- (sericite) in the contact zone between the Zamora Batholith and the diorite.  Alteration in the Zamora Batholith grades outwards from pervasive chlorite-pyrite-quartz-K-feldspar-epidote assemblages near the diorite contact to fracture-controlled K-spar-epidote-chlorite, and finally to K-metasomatism and chloritization along fracture planes.

Piedra Liza Property Geology

Regional geological maps show that the property is near the eastern margin of a north-trending belt or inlier of volcanic and tuffaceous sedimentary rocks assigned to the Jurassic Chapiza and Misahuallí units.  At the latitude of Piedra Liza Property, the belt of Misahuallí rocks is about 12 kilometres wide, and is intruded to the east and west by the Zamora Batholith.

Rocks exposed in the Piedra Liza Property stream valleys are mostly fine to medium grained granitic and subvolcanic rocks (diorite, quartz diorite, and granodiorite), fine to coarse-grained volcanic tuffs and flow rocks (andesite and dacite) and tuffaceous sedimentary rocks.  These are everywhere altered to calc-silicate and hornfels assemblages.  In the southern part of the property, fine to medium-grained granitic intrusive rocks outcrop in the main stream valleys, and in small strongly-weathered sites on trails and in gullies.  Schistose intermediate volcanic rocks crop out along the road running west from Yanzatza in the northwest corner of the concession. East of these there are more small porphyritic, intermediate to felsic intrusions and volcanic and tuffaceous sedimentary rocks.

A cap of Hollin Formation sandstone and quartzite forms a mesa-like outlier about 1.5 km long and 500 metres wide in the north-central section of the property, and a smaller klippe occurs just south of where the Quebrada Piedra Liza crosses the highway.  From just north of these Hollin rocks, gently to moderately west-dipping, bedded silty limestone, calcareous shale, mudstone, and siltstone are exposed along the highway and in the lower parts of the stream valleys on the east side of the property.  These rocks resemble the Middle Cretaceous Napo Formation sequences seen in many areas of southeastern Ecuador.

A north-striking high-angle fault is interpreted to separate the silty limestone and calcareous shale on the lower east side of the property from the volcanic-intrusive rocks to the west.  Another east-southeast striking high-angle fault, parallel the axis of the central valley, is interpreted to intersect the north-striking fault.

Almost all of the rock samples collected by EcuaCorriente during prospecting and geological mapping are composed of intermediate to felsic volcanic rocks (andesite, dacite, and andesite tuff), or granitic rocks ranging from diorite to granodiorite.  Most of these are at least moderately silicified, with sericite-clay-(chlorite) alteration in granitic rocks and dacite, and chlorite-epidote-quartz-(garnet) in andesite.  Approximately one-quarter of the samples are described as skarn or endoskarn, or as calc-silicate rocks.  These lithologies and alteration assemblages are typical of an andesite to dacite volcanic inlier or ‘roof pendant’, cut by intermediate to felsic plugs, dykes and sills.

Exploration

Caya Property

Between 1994 and 1999, Billiton collected 172 stream panned concentrate samples, 266 ridge-crest soil samples, and 104 rock samples.  This work, along with geological mapping, defined anomalous copper-molybdenum-gold zones in the northern half of the Caya Property, particularly in the northwestern corner of the concession (the southern segment of the Chancho zone).  In 2000, EcuaCorriente collected 29 rock chip samples from the segment of the Chancho zone that lies within the Caya Property, and completed geological mapping, geophysical surveys, and five diamond-drill core holes in the same area.  EcuaCorriente also continued reconnaissance exploration south of the Chancho zone; in 2002 it collected 52 rock samples from outcrops and float in stream drainages and from rock cuts along the roads traversing the Caya Property.  In 2004, EcuaCorriente carried out geological mapping and drilled 19 vertical geotechnical holes in the Tundayme valley, also in the northwestern sector of the concession.  These holes were intended to test the area of a possible tailings impoundment facility for the Mirador Project.  This area is no longer part of the Mirador property or the Mirador Project; it is not included in Corriente’s plans for the development of the Mirador Project.

Piedra Liza Property

EcuaCorriente began exploration of the Piedra Liza Property in March 2003, after a panned concentrate sample from the central stream drainage returned anomalous gold assays.  In total, EcuaCorriente has collected 25 panned concentrate samples from streams, 135 ridge soil samples, 91 grid soil samples, and 53 rock samples from the Piedra Liza Property.  OreQuest also collected six rock samples during the October 25-26, 2006 property visit.  This work has led to the recognition of anomalous gold in rock, soil and panned concentrate samples along a north-tending belt in the eastern part of the property, and discovery of anomalous gold in rock and soil samples in the south-central section (Libertad area) of the Piedra Liza 2 concession.

Mineralization and Geochemistry

Caya Property - Mineralization

Except for the south part of the Chancho porphyry copper-molybdenum prospect, which occupies a small area in the northwestern corner, the property is at an early stage of exploration, particularly the area of Misahuallí volcanic rocks east of the Chancho fault zone.  Rock samples from the central and southern sections of the Caya Property contain pyrite, with minor chalcopyrite, sphalerite and galena, and traces of dark grey sulphides or sulpho-salts (tetrahedrite or enargite?).  Disseminated pyrite is present in almost all the altered volcanic rocks, in amounts up to 3%; the base metal sulphides are found in quartz veins and in calc-silicate rocks and skarn.  Misahuallí volcanics east of the Chancho copper-molybdenum prospect and the Chancho fault display extensive silicification and propylitization.  Pyrite is abundant and locally occurs as massive units of 10-30 cm width.

The Chancho porphyry copper-molybdenum prospect is a zone of mineralization that occurs mainly within the “Chancho Diorite”, a sub-vertical dyke-like body of feldspar porphyry emplaced into the north-striking “Chancho fault” structure, a regional fault zone that cuts the Zamora Batholith adjacent to the contact with Misahuallí volcanic rocks to the east.  Surface evidence indicates that the mineralized zone is at least 1,600 metres long and up to 60 metres wide .  The greater part of the Chancho zone is located to the north of the Caya Property, on the Curigem 19 concession (part of the Mirador property, owned by EcuaCorriente).  The southern segment of the Chancho zone extends approximately 500 metres south from Curigem 19 into the northwestern part of the Caya Property (the southern Caya segment is referred to as the “Chancho” zone).

Alteration and mineralization at Chancho are characterized by the following features:

•

An abrupt transition from pervasive alteration and mineralization in the Chancho Diorite and Zamora Batholith wallrock into apparently fresh rocks of the Zamora Batholith.

•

An apparent mineral zonation of molybdenite- chalcopyrite- pyrite- (bornite) associated with sericite- chlorite-clay (or very fine sericite)- (quartz) in the Chancho Diorite.

•

Disseminated chalcopyrite- pyrite- (barite) mineralization associated with pervasive silicification and variable chlorite- K-feldspar- epidote in Zamora batholith wallrock adjacent to the Chancho Diorite.

•

Wallrock alteration of the Zamora Batholith at Chancho occurs as fracture-controlled epidote- K-feldspar- chlorite with weak pyrite mineralization. Alteration intensity decreases laterally from K-metasomatism of plagioclase with chlorite and epidote along fracture planes (proximal) to weak pervasive chloritisation of mafics (distal).

1.

Chancho Diorite

Alteration and mineralisation within the Chancho Diorite is pervasive, making the primary rock texture difficult to distinguish. Mineralisation is disseminated chalcopyrite- pyrite- molybdenite- bornite (?). Associated alteration is pervasive sericite- chlorite- clay with subordinate quartz in small irregular veins. Sericite- chlorite- clay proportions and intensity are variable within the rock unit. Sericite is pale green, and locally coarse when associated with quartz. Clay assemblages are pale  green to white, and may have sericite as their primary constituent. Possible bornite is fine, disseminated and is distinguished by the presence of strong purple- cyan- red iridescence atypical of chalcocite. Molybdenite occurs alone as smears on fractures, or with quartz in veinlets. No stockwork textures are observed. Semi-massive chalcopyrite-pyrite-bornite (?) mineralisation outcrops locally at the Río Tundayme transept and Quebrada 25.  Slickensides are common features developed in the Chancho Diorite, indicating post-mineral movement within the mineralised structure.

2.

Pervasive Silicification and Chloritisation

Pervasive silicification of the Zamora Batholith occurs adjacent to the Chancho Diorite. Chlorite appears to replace relict mafics, and small clusters of sericite are locally present. Chalcopyrite mineralisation is disseminated and locally strong with py:cpy 9:1 and total sulphides of 5%. Bornite and molybdenite appear to be absent. K-feldspar and epidote as scarce veinlets is common.

3.

Chlorite- Epidote- K-Feldspar- Pyrite- Quartz Zone

Coarse quartz- chlorite- pyrite- (epidote)- (K-feldspar)- (sericite) assemblages appear to be typical of the edges of the Cu-mineralised zone. K-feldspar stockwork veinlets in pervasively chloritised rock are extensively developed at Quebrada 24, with coarse chlorite- pyrite- quartz- K-feldspar on contact with the Chancho Diorite.

4.

Zamora Batholith

The transition from weakly altered (non-pervasive) Zamora Batholith into silicified Zamora Batholith or pervasively altered Chancho Diorite appears to be abrupt. Distal wallrock alteration is evident only as spotty replacement of hornblende in the Zamora Batholith by chlorite. The lateral variation in Zamora Batholith wallrock alteration (distal to proximal) appears to be characterized by the transition from weak chlorite to the occurrence of K-metasomatism of plagioclase along fracture planes, and finally the occurrence of epidote with K-feldspar in veinlets. The primary granophyric texture remains fresh in all abovementioned zones. The mineralised area identified between Quebradas 24 and 25 (only the southernmost 500 metres of this area is within the Caya Property) has the following features:

•

Cu-(Mo)-(Au) mineralisation along a north-south trending structure of estimated minimum length 1,600 m and average apparent width of 60 m.

•

Cu is the principal economic element; Mo and Au may contribute up to 10 % in terms of Cu equivalent at current metal prices.

•

Rock-chip geochemistry indicates Cu mineralisation of 0.74% (0.80 % Cu Eq.) over an apparent width of 70 m at Quebrada 25.

•

Rock-chip geochemistry indicates Cu mineralisation of 0.9-1.3% (1.0-1.4 % Cu Eq.) over an apparent width of 60 m at the Rio Tundayme transept.

•

Rock-chip geochemistry indicates Cu mineralisation of 1.64% (1.7 % Cu Eq.) over an apparent width of 50 m at Quebrada 22.

•

Rock-chip geochemistry indicates Cu mineralisation of 0.49% (0.5 % Cu Eq.) over an apparent width of 40 m at Quebrada 24.

Caya Property - Geochemistry

In December 1994, Billiton completed its original reconnaissance surveys in the Tundayme River area (in which the present Mirador property and the Caya Property are located).  The 1995 to 1999 border conflict between Ecuador and Perú forced Billiton to suspend exploration in the area.  After the Ecuador-Perú peace treaty in July 1999, Billiton resumed work and completed detailed follow-up surveys to better define the anomalous areas in what are now the Mirador and Caya Properties.  By April 2000, when Billiton and Corriente entered into the agreement covering the Mirador property (including the Caya Property), Billiton had collected 172 panned concentrate samples, 266 soil samples along ridges and 104 rock samples from the area now covered by the Caya Property.  In 2000, EcuaCorriente took 29 rock chip samples from mineralized Chancho zone outcrops along the Tundayme River and in a stream valley 350 m to the south.  EcuaCorriente has continued to make reconnaissance traverses since 2002, particularly in the west-central section of the Caya Property, and has collected 52 rock samples from outcrops and float in stream drainages and from road cuts.

Billiton’s panned concentrate stream-sediment samples returned Au, Ag, Cu, Pb, Zn and Mo grades ranging from below detection limit to strongly anomalous (Table 2).  The highest gold grade reported was 5,498 ppb, and the highest silver grade was 12.3 ppm.  These grades were not from the same sample; eight samples contained more than 100 ppb gold, but only one of these contained anomalous silver or base metals.  The sample with the highest silver grade also reported the highest lead and zinc grades as well as very high copper and molybdenum grades.  There appear to be two populations of anomalous samples, one with anomalous gold only, and one with anomalous silver and base metals but little or no gold.

Table 2: Caya Property Geochemical Data

Sample	Au Range	Ag Range	Cu Range	Pb Range	Zn Range	As Range
Type	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
Pancons	<5 - 5,498	<0.2 - 12.3	<1.0 - 1,118	<2.0 - 1,931	<1.0 - 2,010	<5 - 46
Rocks	<5 - 660	<0.2 - 42.7	2 - 20,000	<2.0 - 6,664	<1.0 - 13,000	<5 - 1,390
Soils	<5 - 340	<0.2 - 1.5	<1 - 3,315	<2 - 857	<1.0 - 877	<5 - 162

Billiton’s ridge-crest soil samples also returned a wide range of precious and base metal grades, from below detection limit to moderately anomalous.  As with the panned concentrate samples, the highest gold grades in soil are not strongly associated with silver or base metals, although two of the four highest gold samples contain anomalous copper (114 to 353 ppm).  Silver grades in the soil samples are low; the highest value is 1.5 ppm.  As might be expected, there is a cluster of Cu-Mo- (Au) samples in the area of the Chancho South porphyry prospect.  There is also a large, widely distributed population of samples with anomalous Cu-Pb-Zn-(Au)-(Mo).

The rock samples collected by Billiton and EcuaCorriente from the Caya Property fall into two categories; 29 samples were collected from mineralized outcrops in the Chancho Cu-Mo porphyry prospect, and 156 reconnaissance rock samples were collected from many different locations on the western half of the property.  The 29 Chancho samples are all anomalous in copper (0.06% to 2.0%), with weakly to strongly anomalous molybdenum grades (25-1138 ppm), spotty gold grades (10-183 ppb), and generally low arsenic grades.

The low arsenic grades associated with high copper grades in the Chancho zone are typical of Cu-Mo porphyry mineralization in the Mirador area, whereas high arsenic grades are often associated with many precious-metal bearing epithermal systems in Ecuador and Perú.  Arsenic in rock samples at the Caya Property can be a useful “indicator” element for epithermal mineralization related to structures, particularly in the Misahuallí volcanic rocks, and can help to determine whether precious and base metal geochemical anomalies in areas without outcrop are more likely to be related to porphyry-type mineralization in the Zamora Batholith, or epithermal mineralization in the Misahuallí terrane.  This area is considered to be a target for epithermal rather than porphyry-style mineralization.

The highest gold grades in rock samples are from three reconnaissance samples collected from Misahuallí Formation volcanic rocks east of the Chancho fault zone.   Two of these samples, containing 450 and 470 ppb Au respectively, are located in the Curichai area in the west-central section of the property.  One sample contains no significant silver, base metals, or arsenic, and the other has anomalous Cu-Zn and strongly anomalous As (680 ppm).  The third sample, from the Tundayme valley about 1.5 km southeast of the Chancho zone, contains 660 ppb Au and 42.7 ppm Ag, with anomalous As, Cu and Pb.  These samples are all from areas with weakly anomalous Au soil geochemistry.

Piedra Liza Property - Mineralization

Exploration at the Piedra Liza Property is at an early stage.  No extensive or continuous zones of anomalous precious or base metals have yet been located, but rock chip samples containing strongly anomalous amounts of gold, silver, and copper have been collected from outcrops in the southern and central sections of the property.  Many of the outcrops examined by OreQuest in the south-central section of the property are composed of silicified, propylitized, and calc-silicate altered rocks, including intrusive, volcanic-subvolcanic, and tuffaceous volcanic sedimentary rocks.  Zones of sheeted and stockwork quartz veins containing anomalous gold, silver, and copper grades are present in some of these outcrops, and there is good potential to discover more of these vein zones.

Mineralization at the Piedra Liza Property consists of pyrite, with minor chalcopyrite, sphalerite and galena, and traces of dark grey sulphides or sulpho-salts (tetrahedrite or enargite?).  Disseminated pyrite is present in almost all rocks, in amounts up to 3%; the base metal sulphides are found in quartz veins and in calc-silicate rocks and skarn.  Quartz veins of various types are relatively common in the southern part of the property.  The area of greatest economic interest found to date is in the south-central section of the Piedra Liza 2 concession (the “Libertad area”).  The Libertad area includes an east-west ridge and the parallel stream valley immediately to the north.  Gold-bearing drusy quartz veins are found in a quartz diorite (?) intrusion that outcrops on the Libertad ridge and in silicified, pyritic volcanic rocks in the Libertad valley.  It is possible that both areas are within a north-northeast-trending structurally-controlled zone of alteration, quartz veining and precious +/- base metal mineralization.

The intrusion on the Libertad ridge has local areas of strong quartz-sericite-(pyrite) alteration.  Some outcrops of intrusive rock on the ridge and volcanic rock in the valley have sheeted or stockwork zones of white to light grey quartz veins that are 5-20mm thick and occur in densities of up to 10-20 per metre.  Some of these veins have irregular patches and blebs of fine-grained pyrite, and druses lined with quartz crystals.  The best sample taken by EcuaCorriente on the Libertad ridge assayed 4,643 ppb gold and 3.9 ppm silver.

OreQuest collected six rock samples during the October 25 to 26, 2006 property visit.  Two of these samples, from the east-draining Libertad valley, returned grades of 7.43 ppm gold - 15.2 ppm silver, and 2.07 ppm gold – 20.7 ppm silver, respectively.  The samples were about 70 metres apart and both samples were taken from stockwork zones of quartz-sulphide veins in silicified volcanic rocks.  These silicified, quartz-veined outcrops in the Libertad valley are approximately 400 metres north-northeast of the quartz vein zone on the Libertad ridge.

EcuaCorriente collected three rock chip samples from a short tunnel in the northern sector of the Piedra Liza 1 mining concession.  This tunnel was apparently driven by informal miners in an attempt to explore a 25-cm quartz-pyrite vein, which is exposed at the tunnel entrance.  A 0.5-m chip sample of this vein returned background values of precious and base metals.  Two more chip samples, at the face and mid-point of the tunnel, graded 305 and 570 ppm copper, with background gold and silver values.

Piedra Liza Property - Geochemistry

EcuaCorriente began exploration of the Piedra Liza Property in March 2003, after panned concentrate samples from the main central drainage returned anomalous gold assays.  EcuaCorriente has collected a total of 27 panned concentrate samples from streams draining the property, and 135 ridge soil samples, 91 grid soil samples, and 59 rock samples from within the boundaries of the Piedra Liza Property (Table 3).

Table 3: Piedra Liza Property Geochemical Data

Sample	Au Range	Ag Range	Cu Range	Pb Range	Zn Range	As Range
Type	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
Pancons	191 - 31,349	<0.5 -	43 - 299	10 - 270	71 - 697	7 - 181
Rocks	<2 - 7,430	<0.5 -	6 - 2,631	3 - 1,412	<2 - 3,900	<5 - 2,211
Ridge Soils	<2 - 914	<0.5 - 3.8	<2 - 1,638	<5 - 2,920	<2 - 1,428	<5 - 295
Grid Soils	8 - 535	<0.5 - 4.2	33 - 599	23 - 278	48 - 498	9 - 135

All 27 of the panned concentrate stream samples contain elevated gold grades (191-31,349 ppb).  Ten of the 27 samples also contain anomalous silver (3.0-199.7 ppm).  In a few samples, copper, lead, and zinc grades are weakly anomalous.  None of the samples contains appreciable amounts of arsenic (7-181 ppm) or molybdenum (2-9 ppm).

Of the 59 rock samples (including the OreQuest samples), twelve contain anomalous gold (101-7,430 ppb).  In these samples, silver generally accompanies gold; the silver grades in the nine highest gold samples range from 1.3 ppm to 20.7 ppm.  Copper, lead, and zinc tend to occur together in the highest-grade samples but are not always accompanied by gold or silver.  The four samples with the highest arsenic grades (388-2,211 ppm) also contain gold (513-7,430 ppb).

The 135 ridge-crest soil samples returned gold grades ranging from <2 ppb to 914 ppb.  A high proportion (44%) contained anomalous gold grades of 40 ppb to 914 ppb.  Copper grades in the soil samples range from <2 ppm to 1,638 ppm, but only ten samples contain more than 300 ppm copper.  The highest silver grade is 3.8 ppm.  Lead and zinc often occur together but the grades are spotty; 15 samples contain >200 ppm lead and nine samples have >300 ppm zinc.  Arsenic grades reach weakly anomalous levels (137-295 ppm) in five of the ridge-crest soil samples; these samples also contain anomalous gold (32-210 ppb) and copper (124-342 ppm).

Gold grades in the 91 grid soil samples ranged from 8 ppb to 535 ppb; 57 of the 91 samples (63%) contained anomalous gold grades of 40 ppb to 535 ppb.  As with the ridge-crest soil samples, silver and base metal grades range from background levels to moderately anomalous, and arsenic grades are low (<135 ppm).

Drilling

Caya Property Diamond Core Drilling, South Chancho Zone

In 2000, EcuaCorriente explored the Chancho Cu-Mo porphyry prospect.  The work included geological mapping, rock geochemical sampling, trenching, and diamond drilling.  Five diamond drill core holes were completed in the southern segment of the Chancho prospect; these drill holes are just inside the Caya Property, near the northern boundary with EcuaCorriente’s Curigem 19 concession (Table 4) (the segment of the Chancho zone on the Caya Property is referred to as the “Chancho” zone or prospect).

The five Chancho holes were drilled within an area about 120 metres wide by 300 metres long (north-south).  The northern part of this area (DDH CH01) adjoins the northern Caya Property boundary with EcuaCorriente’s Curigem 19 concession.  The holes intersected pervasively altered Chancho Diorite, intervals of Zamora intrusive rocks, and a few post-mineral dykes; the wall rocks are moderately to strongly altered granitic rocks of the Zamora Batholith.  Alteration in the Chancho Diorite is silica-chlorite-secondary K-feldspar, with variable amounts of sericite, secondary biotite, and epidote.  The Zamora wall rocks are silicified, with chlorite, secondary K-feldspar, and epidote.  The northernmost holes (CH01 and CH04) intersected more Chancho Diorite than the holes to the south, which mostly cut Zamora Batholith rocks with thin dykes of Chancho Diorite.

Table 4: Drill Hole Location Data, Caya Chancho Zone

Hole No.	Project	Easting	Northing	Elevation	Dip	Azimuth	Depth (m)
CH01	Chancho	783317.4	9600962	1042.2	-60	270	219.46
CH02	Chancho	783201.9	9600827	993	-70	90	176.17
CH03	Chancho	783241.8	9600654	1032.7	-60	70	134.74
CH04	Chancho	783301.1	9600860	1011.8	-60	270	137.16
CH05	Chancho	783241.8	9600654	1032.7	-60	250	57.00
						Total:	724.53

Copper-molybdenum mineralization was intersected in all holes.  The best mineralization is in the two northern holes, CH01 and CH04.  The two southernmost holes, CH03 and CH05, were drilled in opposite directions from the same collar, apparently in an attempt to confirm the locations of the eastern and western contacts of the Chancho Diorite and to sample the entire width of the mineralized zone.  These holes, together with the next hole to the north (CH02), intersected lower-grade copper-molybdenum mineralization (Table 5).

Even though the drill holes indicate that the Chancho Diorite “pinches and swells” in the southern part of the drill area, the mineralization is open to the south.  Also, the Chancho Fault structure continues to the south and may traverse the entire length of the property.

Table 5: Drill Hole Length-Weighted Composite Assays, Caya Chancho Zone

Hole No.	From (m)	To (m)	Length (m)	Cu ppm	Mo ppm	Au ppb
CH01	50.0	182.0	132.0	5118	223	29
Including	131.1	182.0	51.0	9425	331	52
CH02	61.0	85.0	24.0	3121	38	11
CH03	18.0	117.0	99.0	3822	76	46
CH04	13.0	119.0	106.0	5957	212	32
CH05	0.0	57.0	57.0	2773	127	37

Caya Property Geotechnical Drilling, Tundayme River Valley

The geotechnical drilling program undertaken by EcuaCorriente in the Tundayme River valley in 2004 was designed to test the nature of the overburden and shallow bedrock.  The purpose of the investigation was to determine the suitability of the drilled area for a tailings impoundment dam.  The bedrock geology was recorded, but the core was not split and no samples were taken for geochemical analysis. There were 26 vertical holes drilled; unmineralized Misahuallí Formation volcanic rocks were intersected in holes BH 04-01, 02, 04, 06, 07, 09, and 11, on the west side of  the drilled area.  The remainder of the holes, on the east side of the area tested, cut barren granitic rocks of the Zamora Batholith.  This area is no longer part of the Mirador property or the Mirador Project; it is not included in Corriente’s plans for the development of the Mirador Project.

Piedra Liza Property Drilling

To the knowledge of the authors of the Technical Report, there has been no exploration drilling on the Piedra Liza Property.

Sampling Method, Approach and Security

Caya Property Geochemical Exploration Sampling

All of the surface samples taken by Billiton and Corriente from the Caya Property are early-stage or reconnaissance geochemical exploration samples, intended to identify areas with anomalous precious and/or base metal grades and anomalous trace element geochemistry.  Screened and panned concentrate samples were taken from sediments (alluvium) in most of the east-draining stream valleys on the west side of the property.  In follow-up programs, surface rock chip and grab geochemical samples were collected from outcrops in stream valleys and roadcuts, mainly in the northwestern section of the property.  Soil geochemical samples were taken from the “B” soil horizon at 100-metre intervals along the crestlines of the ridges.

All samples were securely handled, in same manner as other EcuaCorriente surface and drill samples.  The samples were kept in the possession of the field geologists until they were delivered to the secured Mirador camp, where they were placed in woven polypropylene sacks, which were closed with cord or plastic security straps.  The sacks were stored in a warehouse in the camp until they were shipped by a contracted truck to the Bondar-Clegg (now ALS Chemex) preparation laboratory in Quito, Ecuador.  Upon arrival in Quito, the truck driver reported to the office manager at EcuaCorriente’s offices.  The truck then proceeded to the preparation laboratory, where the office manager presented a sample shipment form listing the sample numbers to the manager of the preparation facility.  The lab manager confirmed the sample shipment and the work orders, and lab batch numbers were photocopied or scanned and forwarded to EcuaCorriente.

Caya Property Chancho Zone Diamond Drill Samples

As of December 20, 2006, the drill core from the five Chancho holes is stored in wooden boxes in Corriente’s core storage facility in the Mirador camp.  When picked up at the drill, all the core box lids were secured and the boxes were packed out on foot by workers to the road, then loaded onto trucks and delivered to the Mirador camp.  Corriente staff then opened the boxes and converted the drill hole depth markers from feet to metres.  The core boxes were then placed on a stand and photographed in natural light.

The core was marked at one-metre intervals by a geotechnician, who then measured the core recoveries and rock quality designation (“RQD”).  Technicians completed a preliminary drill log, wherein they recorded the core recovery, structural features, fracture density and orientation, and RQD. Each one-metre interval of core was assigned a sample number.

The sample intervals were recorded and assigned sample numbers.  The core was split longitudinally using a diamond saw.  In cases where the core fragments were too small to be sawn, core fragments representing one-half of the core volume were randomly picked out of the core boxes by hand.

Each core sample was placed in its own plastic bag, and each bag was weighed and marked with the sample number.  The individual bagged samples were placed in woven polypropylene sacks, which were closed with cord or plastic security straps.  The samples were stored in a warehouse in the camp until they were shipped by contracted truck to the Bondar-Clegg (now ALS Chemex) preparation laboratory in Quito, Ecuador.  Upon arrival in Quito, the truck driver reported to the office manager at EcuaCorriente’s offices.  The truck then proceeded to the preparation laboratory, where the office manager prepared a list for the insertion of the duplicate and standard reference material (“SRM”) and QA/QC samples, and presented that list, and a sample shipment form, to the manager of the preparation facility.  The lab manager confirmed the sample shipment and the work orders, and lab batch numbers were photocopied or scanned and forwarded to EcuaCorriente.

Piedra Liza Property Geochemical Exploration Sampling

All of the samples taken by EcuaCorriente from the Piedra Liza Property are early-stage or reconnaissance geochemical exploration samples, intended to identify areas with anomalous precious and/or base metal grades and anomalous trace element geochemistry.  Screened and panned concentrate samples were taken from stream sediments (alluvium) in most of the east-draining stream valleys on the east side of the property.  In follow-up programs, rock chip and grab geochemical samples were collected from outcrops and float in stream valleys and roadcuts, mainly in the eastern half of the property.  Soil geochemical samples were taken from the “B” soil horizon at 100-metre intervals along the crestlines of ridges, and at 50-metre grid centres in small (500 x 500m) grids in the south-central and north-central sections of the property.

All the Piedra Liza Property samples were securely handled, in same manner as the EcuaCorriente surface and drill samples from the Caya Property.  Beginning in 2004, the samples were shipped in contracted trucks from the Mirador camp to the Acme Analytical Laboratories Ltd. (“Acme”) preparation facility in Cuenca, Ecuador.

Sample Preparation and Analysis

Sample pulps from the Billiton and EcuaCorriente surface exploration programs on the Caya Property, including panned concentrate samples from streams, soil samples, and rock samples, were prepared at the Bondar-Clegg laboratory in Quito (Bondar-Clegg later became ITS Bondar-Clegg, which is now a part of ALS Chemex).  Bondar-Clegg, ITS Bondar-Clegg, and ALS Chemex were and are independent from Corriente and its Ecuadorian subsidiary companies.  Rock samples were prepared using a standard procedure (now ALS Chemex code PREP-31).  The entire sample was crushed to 70% -2mm; a 250-gram split from the crushed sample was pulverized to 85% passing a 75-micron screen.  Soil samples were prepared by sieving to -180 microns (80 mesh).  Panned concentrate samples were treated as rock samples, and were prepared using the Bondar-Clegg/ALS Chemex procedure PREP-31.

All panned concentrate, rock, and soil geochemical samples from the Caya Property were fire assayed for gold and analyzed by multi-element ICP-ES.  The samples were not analyzed for mercury.

Samples from the EcuaCorriente surface exploration programs at the Piedra Liza Property, including panned concentrate samples from streams, soil samples, and rock samples, were prepared at the Acme preparation lab in Cuenca, Ecuador.  Sample pulps were air freighted to the main Acme analytical laboratory in Vancouver, BC.  The first few samples from the 2003-2004 exploration programs were prepared at the ALS Chemex preparation lab in Quito, Ecuador, and the pulps were air freighted to the ALS Chemex laboratory in North Vancouver, BC.

At the Acme Vancouver lab, the Piedra Liza rock, soil and panned concentrate samples were fire assayed for gold (Group 3B, 30-gram sample), and analyzed by 35-element ICP-ES with four-acid digestion (Group 1E).  The first few ALS Chemex samples from 2003-2004 were fire assayed for gold (ALS procedure Au-AA23), and analyzed by 33-element ICP-ES with four-acid digestion (procedure ME-ICP61).

For the September 2000 EcuaCorriente drilling program at the Chancho zone in the Caya Property, the samples were shipped to the Bondar-Clegg laboratory in Quito, Ecuador.  The whole sample was crushed to 75% passing –10 mesh, and then a one-kilogram sub-sample (“split”) was pulverized to 95% passing –150 mesh.  A 100 gram split (“pulp sample”) was taken from the one-kilogram pulverized sample and shipped to the Bondar-Clegg (now ALS Chemex) analytical laboratory in Vancouver, BC.

At the Bondar-Clegg Vancouver laboratory, the pulp samples were fire assayed for gold with an atomic absorption finish (using a 30-gram aliquot), and were analyzed for copper, molybdenum and zinc using four-acid digestion/atomic absorption spectroscopy (“AAS”) methods.

Data Verification

The surface samples from the Caya and Piedra Liza Properties are reconnaissance geochemical exploration samples, intended to identify areas with geochemical evidence of mineralization.  Laboratory analytical certificates from the various programs were inspected by Billiton and EcuaCorriente in order to catch “unreasonable” reported results caused by typographical errors, mistakes in units (e.g. ppm instead of ppb), and mixed-up data entries (e.g., lead assays reported in the “copper” column, and so on).

A phased geochemical exploration strategy for precious and base metals in southeastern Ecuador is often used to evaluate large regions for possible mineralization.  The first phase involves collecting panned stream sediment samples at the mouths of large streams or at major stream junctions.  In the second phase, stream drainages that have anomalous amounts of precious or base metals, or “indicator elements”, are investigated by ground prospecting traverses in the stream valley, during which more closely-spaced panned samples or ordinary stream sediment samples are collected, as well as rock samples from outcrops and float.  Often, on the return leg of the traverse, geochemical soil samples are collected at regular spacings along the crests of the ridges flanking the valley.   In the third phase, areas that continue to be of interest are explored by various methods at increasing levels of detail, usually including geological mapping, detailed grid-controlled soil and rock sampling, geophysical surveys, trenching, and drilling.  This phased exploration strategy was employed by Billiton and EcuaCorriente at the Caya and Piedra Liza Properties.  At each step in the exploration process, the new geochemical results were evaluated to verify that they corroborated the results from the previous phases.  This process, since it required progressive evaluation and confirmation of exploration data, served to validate the exploration results.

OreQuest (Mr. Sivertz) visited the Piedra Liza Property on October 25 to 26, 2006, and the Caya Property on October 30, 2006.  During the visits to the Piedra Liza Property, OreQuest inspected some of the EcuaCorriente sample sites and collected six independent rock chip samples, mostly from locations not previously sampled by EcuaCorriente (Table 6).  In two cases (samples 171941 and 171945), attempts were made to re-sample anomalous EcuaCorriente sample sites (originally sampled by EcuaCorriente in early 2005), but the markers (plastic flagging) at the EcuaCorriente sites had been obliterated and it is unlikely that the OreQuest samples were taken from the same sites.  Nonetheless, a sample of numerous chips of quartz vein float (subcrop) taken 15 metres away from the OreQuest 171941 sample site returned anomalous grades of  0.386 ppm gold and 3.8 ppm silver, and an OreQuest rock chip sample from a quartz vein (sample 171945) contained 4.9 ppm silver and 2,280 ppm copper.  Anomalous gold and silver grades were obtained from “new” sample sites in the Libertad valley (OreQuest sample 171940 assayed 7.43 ppm Au and 15.2 ppm Ag across an apparent width of 1.0 m, and sample 171943 returned 2.07 ppm Au and 20.7 ppm Ag across a true width of 25 centimetres).   The assays from the OreQuest samples, together with the EcuaCorriente results, provide evidence that gold-silver-(copper) mineralization exists in sheeted zones and stockworks of quartz veins in skarn, altered volcanic rocks, and altered granitic rocks at the Piedra Liza Property.

Table 6: OreQuest Rock Chip Sample Results, Piedra Liza and Caya Properties

Sample	Property	UTM	UTM	Spl length	Au	Ag	Cu	COR**	COR**
Number		East	North	cm*	Ppm	ppm	ppm	Au	Ag
171940	P. Liza	746420	9571490	100	7.43	15.2	674	-	-
171941	P. Liza	746257	9571139	80	0.043	<0.5	57	4643	3.9
171942	P. Liza	746265	9571150	Subcrop	0.386	3.8	40	-	-
171943	P. Liza	746350	9571500	25	2.07	20.7	127	-	-
171944	P. Liza	746700	9571750	80	0.034	0.9	142	-	-
171945	P. Liza	747450	9574930	8	0.04	4.9	2280	1107	1.3
171946	Caya 36	783440	9599240	100	0.016	1.3	61	-	-
171947	Caya 36	784270	9599512	60	0.026	1	998	-	-
171948	Caya 36	784295	9599526	100	0.115	0.5	922	-	-
171949	Caya 36	784491	9599314	40	0.134	<0.5	98	-	-
171950	Caya 36	784300	9598700	60	0.008	0.9	423	-	-

* The sample lengths may or may not represent the true widths of the zones that were sampled.
** EcuaCorriente Grades

The visit to the Caya Property included a road traverse across the entire property and brief traverses up two stream valleys.  In both stream valleys, various fresh and altered dykes intrude layered skarn and calc-silicate rock.  One sample was taken of calc-silicate rock (quartz-chlorite-epidote-garnet with 3-5% fine-grained pyrite).  This sample (171950) returned 0.9 ppm silver, 423 ppm copper, and 2,610 ppm zinc.  Three samples of manganese and iron-oxide rich weathered volcanic bedrock (saprolite) were taken from deep road-cuts; two of these (171948 and 171949) returned anomalous gold grades of 0.115 and 0.134 ppm.  Also, anomalous copper grades of 998 and 992 ppm were obtained from samples 171947 and 171948.

Mineral Processing and Metallurigal Testing

To the knowledge of the authors of the Technical Report, no metallurgical sampling or testing have been conducted on materials from the Caya or Piedra Liza Properties.

Mineral Resource and Mineral Estimates

There are no Reserves or Resources on the Caya or Piedra Liza Properties, either in a historical sense or as defined by NI 43-101 or conforming to CIM standards.

Recommendations

Caya Property

Large parts of the Caya Property have not been mapped or sampled.  This is partly due to the lack of access to the southern and eastern sections.  In order to expedite exploration in these areas, two strategies may be considered:

•

The military road that leads from Tundayme village to the Destacamento Mirador Cóndor military camp traverses the central part of the Caya Property.  The road has fallen into disrepair, but with permission from the Government and military authorities, it could be re-opened to provide access for light trucks.  Necessary repairs include rebuilding one small bridge and bulldozing or excavating a rough roadway through slide debris in at least five locations.  An Environmental Impact Statement (“EIS”) might be required for this work.

•

Alternatively, or in conjunction with road repairs, an exploration base camp could be built at a central location adjacent to the military road; if the road remains closed to truck traffic, the camp would be serviced by pack animals or off-road vehicles (ATVs) and motorcycles.

The cost of road repairs and maintenance for one year is estimated to be approximately $40,000, and camp construction and maintenance may cost $20,000.

Once the access road is open or a base camp is operating, the west half of the property (west of 786,000 E) should be explored.  No EIS should be required for this work, but there may be more stringent rules in force in the Bosque Protector forest reserve, in the southern half of the property.  The primary targets are epithermal and skarn-hosted gold-silver mineralization, which have much smaller and more subtle “footprints” than the Cu-Mo porphyry mineralization sought in previous campaigns:

•

Evaluate the geological and geochemical data from previous Billiton and EcuaCorriente exploration campaigns conducted in the northwestern quadrant of the property (783000 E to 785500 E, from 9597500N to 9601000N).  Conduct detailed prospecting and rock sampling in anomalous stream drainages.

•

Construct a network of trails leading into the west-draining stream valleys in the southwestern quadrant of the property from appropriate points along the road.

•

Conduct reconnaissance geological and prospecting surveys in the southwestern quadrant.  The objective of these preliminary surveys is to assess the geology and prioritize favourable areas for more detailed exploration (Misahuallí Formation volcanic terrane, and in particular the extension of the Chancho fault zone south of the Chancho Cu-Mo-Au porphyry prospect).

•

Carry out detailed rock sampling and prospecting, and rough mapping traverses in high priority target areas.

•

Compile all the data from the western half of the property, and identify areas worthy of follow-up rock and soil geochemical surveys and IP-magnetic surveys.

The estimated cost for the geological, geochemical and geophysical work at the Caya Property is estimated to be approximately $120,000.

Piedra Liza Property

The Piedra Liza Property was staked as a gold-silver prospect.  The reconnaissance-scale and preliminary follow-up exploration conducted to date are appropriate and well-done.  As at the Caya Property, the primary targets are epithermal and skarn-hosted gold-silver mineralization; evidence of epithermal precious metal mineralization has already been discovered.  The following work is recommended:

•

Conduct detailed prospecting and rock sampling in anomalous stream drainages.  A log of  mineralized float, including silicified rock and quartz vein fragments should be kept, and all altered outcrops should be chip-sampled.

•

Assess the possibility of float prospecting along trails and in the cleared lands on the ridges on the east side of the property.

•

Compile all geological and rock geochemical data and correlate with existing soil geochemical data to prioritize areas for detailed soil sampling.

•

Carry out detailed soil geochemical sampling (50-m sample spacing) in the selected high-priority areas and over the known gold, silver, arsenic and copper soil geochemical anomalies.

•

Conduct detailed IP and magnetic surveys over anomalies confirmed by the detailed soil geochemical surveys.  An EIS will be required for the recommended soil geochemical sampling and geophysical surveys.  The estimated cost for the geological, geochemical and geophysical work and the EIS permitting at the Piedra Liza Property is estimated to be approximately $110,000.

Funds Available

As at April 23, 2007, Goldco has negative working capital of approximately ($220,000).

Upon completion of the Arrangement, the available working capital of Goldco will be approximately $530,000, assuming the advance of the entire Loan described above under “General Development of the Business – Interim Financing” and repayment of prior advances from Corriente.

Principal Purpose of Available Funds

Assuming completion of the Arrangement and the receipt of advances under the entire Loan, Goldco will use its available funds as follows:

Use of Funds	Amount

Exploration activities on the Caya and Piedra Liza Properties set out in the Technical Report:	$290,000
Repayment of prior advances from Corriente:	220,000
Operating overhead for six months, including administration expenses, compliance, etc:	180,000
Unallocated working capital:	60,000
Total:	$750,000

The funds available for ongoing operations will be sufficient to meet Goldco’s administration costs for the next six months.  Although Goldco intends to spend its available funds as set out above, there may be circumstances where for sound business reasons, a reallocation of funds may be prudent or necessary.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Goldco was incorporated on April 20, 2007 and has not yet completed a financial year.

Audited Summary Financial Information

The following table sets out selected audited carve-out financial information for Goldco as of December 31, 2006, and should be considered in conjunction with the more complete information contained in the carve-out financial statements of Goldco attached as Schedule “E” to the Information Circular.  Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

As at December 31, 2006

Current Assets	$1,165
Mineral properties	$220,325
Liabilities	$221,490
Shareholders’ Equity	$Nil

Dividend Policy

Goldco has not paid dividends since its incorporation. Goldco currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

DESCRIPTION OF SHARE CAPITAL

Capitalization

The following table sets forth Goldco’s capitalization as of the dates indicated:

Designation	Authorization	Outstanding as at April 20, 2007	Outstanding Following the Completion of the Arrangement(1)(2)

Goldco Shares	unlimited	1	24,917,464

Notes:

1.

Based on 74,752,393 Corriente Common Shares being issued and outstanding at the Effective Date and the exchange of one Corriente New Common Share and one-third of one Goldco Share for each outstanding Corriente Common Share for a total of 24,917,464 Goldco Shares.

2.

No fractional Goldco Shares will be issued under the Arrangement.  The number of Goldco Shares to which each Shareholder is entitled will be rounded down to the next whole number; accordingly, there may be fewer than 24,917,464 Goldco Shares outstanding following the completion of the Arrangement.

Share Capital

Goldco is authorized to issue an unlimited number of Goldco Shares.  All of the authorized Goldco Shares rank equally as to dividends, voting powers (one vote per Goldco Share) and participation in assets upon dissolution or winding-up.  No Goldco Shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights attached to the Goldco Shares and no provisions for redemption, retraction, or purchase for cancellation, surrender, or provision permitting or restricting the issuance of additional securities, or requiring a securityholder to contribute additional capital.  Provisions as to the modification, amendment or variation of such rights or provisions are contained in the BCBCA and Goldco’s Articles.

Until such time as Goldco has any of its securities listed for trading on any securities exchange in Canada or Goldco has filed a prospectus with respect to any of its securities with a securities regulatory body in any Province of Canada and obtained a receipt therefor, the Goldco Shares may not be sold, transferred or otherwise disposed of without the prior consent of the directors of Goldco, and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Goldco does not have, and will not have immediately following the Arrangement, any other class of shares authorized or issued.

Fully-Diluted Share Capital

The following table represents the share capitalization of Goldco assuming completion of the Arrangement.

Securities	Number of Shares	Percentage of Total
Common Shares	24,917,464(1)(2)(3)	100%

Notes:

1.

Based on 74,752,393 Corriente Common Shares being issued and outstanding at the Effective Date and the exchange of one Corriente New Common Share and one-third of one Goldco Share for each Corriente Common Share held for a total of 24,917,464 Goldco Shares.

2.

No fractional Goldco Shares will be issued under the Arrangement.  The number of Goldco Shares to which each Shareholder is entitled will be rounded down to the next whole number; accordingly, there may be fewer than 24,917,464 Goldco Shares outstanding following the completion of the Arrangement.

3.

Pursuant to the Convertible Loan Agreement between Corriente and Goldco (see “General Development of the Business – Interim Financing” above), at any time before the maturity date of the Loan, Corriente has the right to convert the principal amount of the Loan and accrued interest into Goldco Shares at a conversion price of $0.10 per share.

CONSOLIDATED CAPITALIZATION

Goldco has not completed a financial year.  Except as disclosed in this Information Circular, there has not been, and there is not proposed to be, any material change in the share capital of Goldco on a consolidated basis since the date of incorporation.

OPTIONS TO PURCHASE SECURITIES

As of the date of this Information Circular, Goldco does not have a stock option plan, and no options to purchase securities of Goldco have been issued.  Goldco intends to put in place a stock option plan under which incentive stock options will be issuable in the discretion of the board of directors of Goldco, and on the terms it thinks appropriate, to directors, officers, employees and consultants of Goldco.

PRIOR SALES

Except for the one Goldco Share issued to Corriente on April 20, 2007, Goldco has not previously issued any Goldco Shares.

ESCROWED SECURITIES

Upon completion of the Arrangement, it is expected that there will not be any Goldco securities held in escrow.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of Goldco, no person upon completion of the Arrangement will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to the outstanding voting securities of Goldco.

DIRECTORS AND OFFICERS OF GOLDCO

As of the date of the Information Circular, the sole director and officer of Goldco is Darryl F. Jones, Corriente’s Chief Financial Officer.  On the Effective Date of the Arrangement, Mr. Jones will resign as a director of Goldco and the directors and officers of Goldco will be the individuals listed below.  The names and municipalities of residence, offices held with Goldco and principal occupations of the directors and officers of Goldco (as of the Effective Date of the Arrangement), are as follows:

Name, Municipality of Residence and Position with Goldco	Director Since	Principal Occupation During Previous Five Years	No. of Goldco Shares held directly or indirectly	Percentage of Issued and Outstanding Goldco Shares
KENNETH R. SHANNON Surrey, British Columbia Chief Executive Officer and Director	Effective Date of the Arrangement	Chief Executive Officer of Corriente; geologist and mining consultant	535,020	2.15%
DANIEL A. CARRIERE Vancouver, British Columbia Senior Vice-President	N/A	Senior Vice-President of Corriente, January 2004 to present; President, Carriere Financial Services (private consulting company), 1990 to December 2003	1,445,026	5.80%
DARRYL F. JONES Surrey, British Columbia Corporate Secretary and Chief Financial Officer	N/A	Chief Financial Officer and Corporate Secretary of Corriente, January 2004 to present; President, Excape, Inc. (private U.S. holding company), August 2002 to December 2004; Vice-President Finance & CFO, Excape, Inc., March 1999 to July 2002	11,233	0.05%
RICHARD P. CLARK North Vancouver, British Columbia Director	Effective Date of the Arrangement	President, Red Back Mining Inc., June 2000 to present	6,833	0.03%
DAVID G. UNRUH West Vancouver, British Columbia Director	Effective Date of the Arrangement	Director of both Westcoast Energy Inc. and Union Gas Limited, April 2003 to present; Senior Vice President and General Counsel, Duke Energy Gas Transmission Corporation, March 2002 to April 2003	3,333	0.01%
ANTHONY F. HOLLER Vancouver, British Columbia Chairman and Director	Effective Date of the Arrangement	Non-executive Chairman of Corriente since May 2006; Chief Executive Officer and Director of ID Biomedical Corporation, 1988 to December 2005	471,266	1.89%
G. ROSS MCDONALD North Vancouver, British Columbia Director	Effective Date of the Arrangement	Chartered accountant, former Chief Financial Officer of Corriente, 1997 to January 2004	10,000	0.04%
DALE C. PENIUK West Vancouver, British Columbia Director	Effective Date of the Arrangement	Chartered accountant, Assurance Partner from 1996 to March 2006, KPMG LLP Chartered Accountants	0	0.00%

Goldco’s directors will stand for election at each annual general meeting of Goldco.

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed herein, to the knowledge of Goldco’s management, no present or proposed director or officer of Goldco, nor any shareholder holding sufficient securities of Goldco to affect materially the control of Goldco, is or within the ten years prior to the date hereof has been a director or officer of any other corporation that, while that person was acting in the capacity of director or officer of that other corporation:

(a)

was the subject of a cease trade order or similar order or an order that denied the corporation access to any statutory exemptions for a period of more than 30 consecutive days; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that other corporation.

Penalties or Sanctions

Other than as disclosed herein, to the knowledge of Goldco’s management, no present or proposed director or officer of Goldco, nor any shareholder holding sufficient securities of Goldco to affect materially the control of Goldco, has:

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

Other than as disclosed herein, to the knowledge of Goldco’s management, no present or proposed director or officer of Goldco, nor any shareholder holding sufficient securities of Goldco to affect materially the control of Goldco, nor any personal holding company of any such person, has within the ten years prior to the date hereof become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Conflicts of Interest

On completion of the Arrangement, the directors and officers of Corriente will be the same as the directors and officers of Goldco (except that Tom Milner, Corriente’s President, will not be a director or officer of Goldco) and it is possible that a conflict may arise between their duties as a director and/or officer of Corriente and a director and/or officer of Goldco.  Please see “Directors and Officers of Goldco” above.

Pursuant to the Convertible Loan Agreement, Corriente has agreed to lend Goldco up to $750,000.  For a description of the terms of the Loan, see “General Development of the Business – Interim Financing”.  The directors of Goldco believe the terms of the Convertible Loan Agreement are fair and reasonable and the Loan is necessary to achieve Goldco’s business objectives as set out above.

Other than the foregoing and as described herein, to the knowledge of Goldco’s management, there are no known existing or potential conflicts of interest among Goldco and its present or proposed directors and officers or other members of management as a result of their outside business interests except that certain of the directors, officers and other members of management of Goldco serve as directors, officers, promoters and members of management of other mineral exploration and development  companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies and their duties to Goldco.

Management of Goldco

The following are brief descriptions of the individuals who on the Effective Date of the Arrangement will be the officers of Goldco.

Kenneth R. Shannon – Chief Executive Officer

Mr. Shannon received formal training in geology at the University of British Columbia with a B.Sc. (Hons) in 1975 and a M.Sc. in 1982. Since graduation in 1975, he has been involved with the mining exploration industry in western and eastern Canada, as well as international assignments. This experience includes nine years at Chevron Minerals Ltd., starting in 1981. While at Chevron in the early 1980’s, he led the team which discovered and brought to pre-feasibility the Golden Bear Mine in northern British Columbia. (1.75 million tons of 0.32 oz/ton gold).

Since 1991, Mr. Shannon has successfully managed junior companies at a senior executive level, including all aspects of project selection, venture capital raising and team building.  As Chief Executive Officer of Corriente since January 1992, he has raised over $210 million for mining exploration in South America. These funds have been mainly directed towards development of copper and gold projects in Ecuador, Peru, Bolivia and Argentina, leading to the discovery or confirmation of the Taca-Taca deposit in Argentina (>400 Million tonnes @ 0.6% copper) and the Corriente Copper Belt in Ecuador (>600 Million tonnes @ 0.8% copper).  Through superior performance in an initial joint venture with Billiton, Mr. Shannon was able to negotiate a global exploration alliance with the largest mining company in the world.

Daniel A. Carriere – Senior Vice-President

Mr. Carriere is a founding partner and significant shareholder in Corriente and is responsible for corporate development and investor and shareholder relations. During the past 15 years, Mr. Carriere has been instrumental in the development and financing of small- to medium-capitalization companies, both private and public, in Canada and the United States.

Mr. Carriere was also a director and significant shareholder in ID Biomedical Corporation until its recent takeover by GlaxoSmithKline.  Mr. Carriere is also a director and a founding partner of privately-owned Infinity Films Ltd., a Gemini Award-winning film and television production company.

Darryl F. Jones – Chief Financial Officer & Corporate Secretary

Mr. Jones received his formal training as a Chartered Accountant with PricewaterhouseCoopers (1981-1987, Senior Audit Manager) after graduating from Simon Fraser University with a B.A. (Majors in Business Administration and Economics) in 1981.  While with PricewaterhouseCoopers, Mr. Jones was a member of or led audit teams reporting on several of British Columbia’s largest mining and forestry companies, and consulted to or performed statutory reviews of a number of clients’ corporate financings and reorganizations.

Since 1987, he has been involved with a number of private and public company start-up situations in Canada and the United States, having held a variety of senior management roles.  In particular, he has been a key management team member in development-stage corporate financings, while responsible for all aspects of regulatory compliance, operational budgeting and risk management.  He joined Corriente as Corporate Secretary and Chief Financial Officer in January 2004.

Executive Compensation

“Named Executive Officer” of Goldco means the Chief Executive Officer and the Chief Financial Officer of Goldco and each of Goldco’s three most highly-compensated executive officers whose total individual annualised salary and bonus exceeded $150,000 during the period from Goldco’s incorporation to the date of this Information Circular.  Goldco has not paid any compensation to any Named Executive Officer of Goldco since its incorporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or senior officer of Goldco, or associate or affiliate of any such director or senior officer, is or has been indebted to Goldco during the period from Goldco’s incorporation to the date of this Information Circular.

RISK FACTORS

In evaluating the Arrangement, Shareholders should carefully consider, in addition to the other information contained in the Information Circular, the risk factors which will apply to Goldco after the Effective Date.  Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, Goldco strives to manage such risks to the extent possible and practical. Following are the risk factors which Goldco's management believes are most important in the context of Goldco’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in Goldco may not be suitable for all investors.

Foreign Country and Political Risk

The mineral properties on which Goldco plans to pursue its exploration and development activities are all located in Ecuador. As a result, Goldco is subject to certain risks, including currency fluctuations and political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights. In recent history, Ecuador has undergone numerous political changes at the presidential and congressional levels. Also, mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of Goldco and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and site safety.

In November 2006, Rafael Correa won the Ecuador Presidential run-off election over Alvara Noboa but did not officially take office until January 15, 2007. During this transition period, the administration of President Alfredo Palacio experienced a number of indigenous protests in southeast Ecuador which eventually resulted in the suspension of Corriente's exploration and development activities on its Mirador Project and a delay in the Mirador Project's development timeline.  Since President Correa's January 15, 2007 inauguration, his administration has focused primarily on exacting electoral and governmental reforms, which would result in the creation of a Constitutional Assembly and eventual re-writing of the Ecuador Constitution. These reforms are being met with substantial opposition from Congress.

While management of Goldco believes that the current political climate in Ecuador will stabilize, there can be no certainty that it will do so in the near future. Goldco does not maintain political risk insurance.

Exploration Risks

The business of exploring for minerals involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. There is no assurance that Goldco's mineral exploration activities will result in any discoveries of new bodies of commercial ore. The Caya and Piedra Liza Properties do not have proven or probable reserves.  The areas presently being assessed by Goldco may not contain economically recoverable volumes of minerals or metals.

The operations of Goldco may be disrupted by a variety of risks and hazards which are beyond the control of Goldco, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. If economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or have sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection.

No Operating History

Goldco was incorporated solely to facilitate the Arrangement.  It has not commenced operations and therefore has no operating history.

No Market for Securities

Goldco Shares are not listed or quoted on any stock exchange, and management has no present intention to seek such a listing.  In addition, Goldco Shares are subject to restrictions on transfer.  Accordingly, Corriente shareholders who acquire Goldco Shares in the Arrangement should not expect to have a market for their Goldco Shares.

Surface Rights and Access

Although Goldco has rights to some or all of the minerals in the ground on its concessions, it does not thereby have any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the legal right to access the surface and carry on exploration activities, Goldco will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out exploration activities. In addition, in circumstances where such access is denied, or no agreement can be reached, Goldco may need to rely on the assistance of local officials or the courts in such jurisdiction.

Financing Risks

Goldco has limited financial resources, no source of operating cash and cash equivalents flow, and no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of Goldco's properties will be dependent upon Goldco's ability to obtain financing through joint venturing, equity or debt financing or other means, and there can be no assurance that Goldco will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing on acceptable terms could result in delay or indefinite postponement of further exploration and development of its projects. Additional funds raised by Goldco through the issuance of equity or convertible debt securities will cause Goldco's stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those attached to Goldco Shares.

Goldco does not have any contractual restrictions on its ability to incur debt and expects to incur significant amounts of indebtedness to finance the programs recommended in the Technical Report. Any such indebtedness could contain covenants which would restrict Goldco's operations.

Competition

Goldco competes for the acquisition of exploration properties with many companies that have substantially greater financial and technical resources.

Environmental and other Regulatory Requirements

The activities of Goldco are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations that might result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and their directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration and development activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which Goldco may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that Goldco may undertake.

Goldco believes that upon completion of the Arrangement it will be in substantial compliance with all material laws and regulations that will apply to it in respect of it mining activities. However, there may be unforeseen environmental liabilities resulting from exploration activities and these may be costly to remedy. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on Goldco and cause increases in expenditures and costs or require abandonment or delays in exploring or developing new mining properties.

Uninsured or Uninsurable Risks

Goldco may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to Goldco's perception of the relevant risks. The payment of any such liabilities would reduce the funds available for exploration activities and could have an adverse material effect on Goldco.

Title Matters

Title to and the area of mining concessions may be disputed. Although Goldco has taken steps to verify the title to the Caya and Piedra Liza Properties, these procedures do not guarantee Goldco's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects or the rights of indigenous peoples.

Dependence on Key Personnel

Goldco was incorporated solely to facilitate the Arrangement and its development will depend on the efforts of key management and operations personnel. Loss of any of these people could have a material adverse effect on Goldco and its business. Goldco has not obtained and does not intend to obtain key-person insurance in respect of any of its directors or employees.

No Dividends

Goldco has no history of earnings and, due to the nature of its business, there can be no assurance that Goldco will ever be profitable. Investors cannot expect to receive a dividend on their investment in Goldco in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in Goldco's securities other than possible capital gains.

Currency Risk

Goldco's expenditures will be predominantly in U.S. dollars and any future equity raised is expected to be predominantly in Canadian dollars. Goldco conducts the majority of its business in Ecuador, which uses the United States dollar as its primary economic currency. As such, Goldco is subject to risk due to fluctuations in the exchange rates for the United States and Canadian dollar. Goldco does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or that all other conditions to its completion will be met.  In addition, Corriente’s Board of Directors reserves the right not to proceed with the Arrangement if it determines that it would not be in the interests of Corriente and its shareholders to do so.  If the Arrangement is not completed, the Caya and Piedra Liza Properties will be retained by Corriente and Goldco will remain an unfinanced private company, with Corriente as its sole shareholder.

PROMOTERS

Corriente is a promoter of Goldco within the meaning of applicable securities legislation, by virtue of having taken the initiative in founding Goldco.  Corriente currently owns the single issued and outstanding Goldco Share.  Upon completion of the Arrangement, Corriente will not hold any Goldco Shares.

LEGAL PROCEEDINGS

Goldco is not a party to any material legal proceedings and is not aware that any such proceedings are threatened or contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

On completion of the Arrangement, the directors and officers of Goldco, as a group, will hold, directly or indirectly, 2,482,711Goldco Shares, representing 9.96% of the outstanding Goldco Shares.

AUDITOR, REGISTRAR AND TRANSFER AGENT

Goldco’s Auditors are PricewaterhouseCoopers LLP of 7th Floor, 250 Howe Street, Vancouver, BC V6C 3S7.

Goldco’s registrar and transfer agent is Computershare Investor Services Inc. of 200-510 Burrard Street, Vancouver, BC V6C 3B9.

MATERIAL CONTRACTS

The Convertible Loan Agreement is the sole material contract of Goldco entered into within the two years before the date of this Information Circular.  A copy of it may be inspected at the head office of Goldco at Suite 520 – 800 West Pender Street, Vancouver, BC, V6C 2V6, during normal business hours prior to the Meeting and for a period of 30 days thereafter.

OTHER MATERIAL FACTS

There are no other material facts relating to Goldco other than as disclosed herein.

SCHEDULE “E”

Carve-out Financial Statements and Audit Report

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors' Report

To the Director of Q2 Gold Resources Business

We have audited the balance sheets of Q2 Gold Resources Business as at December 31, 2006 and 2005 and the statements of loss and deficit and cash flows for each of the years in the two year period ended December 31. 2006. These financial statements are the responsibility of the Business' management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Business as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia
April 23, 2007

Q2 Gold Resources Business

(An Exploration Stage Business)

Financial Statements

As at December 31, 2006 and 2005 and for the
years ended December 31, 2006 and 2005

(expressed in Canadian dollars)

Q2 Gold Resources Business
(an exploration stage business)
Balance Sheets
As at December 31, 2006 and 2005
(expressed in Canadian dollars)

	2006	2005

Assets

Cash and cash equivalents	$1,165	$–
Mineral properties (notes 4 and 8)	220,325	186,798
TOTAL ASSETS	$221,490	$186,798

Liabilities

Current liabilities
Mineral property advances payable to Corriente Resources Inc.	$220,325	$186,798
Other current liabilities	1,165	–
	221,490	186,798

Shareholders’ Equity

Contribution from Corriente Resources Inc. (note 5)	57,762	54,758
Deficit	(57,762)	(54,758)
	–	–
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$221,490	$186,798

Transfer of assets and going concern – note 1

Nature of operations – note 2

Commitments – note 4

Subsequent events – note 8

Approved by the Board of Directors

The accompanying notes are an integral part of these financial statements.

Q2 Gold Resources Business
(an exploration stage business)
Statements of Loss and Deficit
As at December 31, 2006 and 2005
(expressed in Canadian dollars)

	2006	2005

Expenses (income)
Management fees, wages, benefits & stock-based compensation	$1,545	$37,651
Legal and accounting	568	3,102
Corporate development and shareholder expenses	370	7,156
Office and related	248	3,588
Regulatory fees	204	1,166
Travel	131	1,900
Foreign exchange (gain) loss	(62)	195

Loss for the year	3,004	54,758

Deficit – beginning of year	54,758	–

Deficit – end of year	$57,762	$54,758

Transfer of assets and going concern – note 1

	2006	2005

Cash flows from (applied to) operating activities
Loss for the year 1	$(3,004)	$(54,758)

Cash flows (applied to) investing activities
Mineral property costs 1	(28,637)	(186,798)

Cash flows from financing activities
Mineral property advances payable to Corriente Resources Inc. 1	28,637	186,798
Funding provided by Corriente Resources Inc. 1	3,004	54,758
Other liabilities	1,165	–
	32,806	241,556

Increase in cash and cash equivalents	1,165	–

Cash and cash equivalents – beginning of year	–	–
Cash and cash equivalents – end of year	$1,165	$–

1

These are non-cash items, but have been provided to present the funding sources and uses of cash of Q2 Gold Resources Business. See note 4 for non-cash stock-based compensation capitalized to mineral properties.

The accompanying notes are an integral part of these financial statements.

Q2 Gold Resources Business
(an exploration stage business)
Notes to Financial Statements
As at December 31, 2006 and 2005
(expressed in Canadian dollars)

1.

Transfer of assets and going concern

On April 3, 2007, Corriente Resources Inc. (“Corriente”) announced a plan of arrangement (the Agreement), whereby each Corriente shareholder will receive a share of Q2 Gold Resources Inc. (“Q2 Gold Resources”), a wholly-owned subsidiary of Corriente, for each 3 issued Corriente shares held by them (see note 8). Upon conclusion of the transaction, Q2 Gold Resources will be owned exclusively by existing Corriente shareholders. As part of the Agreement, Corriente will transfer to Q2 Gold Resources the shares of Corriente’s subsidiaries which hold its interests in the Caya and Piedra Liza prospects. The transaction is expected to close in June 2007.

The Agreement is subject to approval by the shareholders of Corriente, applicable regulatory authorities and the Supreme Court of British Columbia.

Q2 Gold Resources Business’ (the “Business”) financial statements reflect the financial position, statements of loss and deficit and cash flows of the related gold exploration business of Corriente. The statements of loss and deficit for both 2006 and 2005 include an allocation of Corriente’s general and administrative expenses incurred in each of these years. The allocation of general and administrative expenses were calculated on the basis of the ratio of expenditures incurred on the Caya and Piedra Liza mineral properties in each year presented as compared to the expenditures incurred on all of Corriente’s mineral properties in each of these years. The financial statements have been presented under the continuity of interests basis of accounting with balance sheet amounts based on the amounts recorded by Corriente. Management cautions readers of these financial statements, that the allocation of expenses does not necessarily reflect future general and administrative expenses.

While these financial statements have been prepared on a going concern basis which assumes the realization of assets and liquidation of liabilities in the normal course of business, there are conditions that cast significant doubt on the validity of this assumption. The Business has negative working capital and no sources of funding, other than Corriente. The Business’ ability to continue as a going concern is dependent on continued financial support from Corriente (note 8) and from its shareholders, the ability of the Business to raise equity financing and the attainment of profitable operations. If the use of the going concern assumption was not appropriate, the changes to these financial statements would be material.

2.

Nature of operations

The Business is engaged in the exploration of mineral properties in Ecuador, South America. The Business considers itself to be an exploration stage business.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, receipt of necessary permits and regulatory approvals, the ability of the Business to obtain financing to complete their development and future profitable operations or sale of the properties. The investment in and expenditures on mineral properties comprise a significant portion of the Business’ assets.

3.

Significant accounting policies

Basis of presentation

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

Q2 Gold Resources Business
(an exploration stage business)
Notes to Financial Statements
As at December 31, 2006 and 2005
(expressed in Canadian dollars)

Mineral properties

The Business capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, exploration and development expenditures. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold, abandoned, the Business' mineral rights allowed to lapse or written down to fair value if the properties are impaired.

The amounts shown for mineral properties and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written down to fair value if the properties are abandoned, become impaired or the claims allowed to lapse.

Impairment of long-lived assets

When events or changes in circumstances indicate that the carrying amounts of the related mineral properties, plant and equipment may not be recoverable, management of the Business reviews and evaluates the carrying value of each asset for impairment. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that an asset is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit with banks and highly liquid short-term interest bearing investments with a term to maturity at the date of purchase of 90 days or less from the date of acquisition. The cash and cash equivalents balance of the Business at December 31, 2006 was US $1,000, which was advanced by an unrelated party .

Foreign currency translation

The Business uses the temporal method of foreign currency translation. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the year, except for depreciation, which is translated at the same rate as the assets to which they relate. Translation gains and losses are reflected in the Business’ reported income or loss for the year.

Income taxes

The Business is not a legal entity and does not file an income tax return. After the incorporation of the Business and the execution of the transfer in accordance with the Agreement, the final tax basis of assets and liabilities will be established.

Income taxes are calculated using the asset and liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse. Assets are recognized only to the extent it is more likely than not that they will be realized. A valuation allowance is provided against future income tax assets to the extent it is considered not likely that the future income tax assets will be realized. The Business has no future income tax assets or liabilities.

Q2 Gold Resources Business
(an exploration stage business)
Notes to Financial Statements
As at December 31, 2006 and 2005
(expressed in Canadian dollars)

Loss per share

The Business is not a legal entity and does not have any issued shares. After the incorporation of the Business, loss per share will be calculated.  Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the year reported. Significant estimates that involve highly subjective assumptions by management include the Business’ estimate of stock-based compensation expense and its assessment of possible impairment of its mineral properties and income tax balances on the actual transfer of assets and liabilities. Actual results could differ from those reported.

Asset retirement obligations

The Business accounts for asset retirement obligations (“ARO”) by recognizing the fair value of a liability for an ARO in the year in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Business has determined that it has no significant ARO’s at December 31, 2006 and 2005.

Stock-based compensation plan

Corriente applies the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense or a charge to mineral properties in the period the options are vested, ranging from terms of up to 48 months, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

Since the Business was not incorporated, there have been no stock options issued directly related to the Business. Stock-based compensation amounts included in these financial statements represent allocations of Corriente’s related stock-based compensation amounts, as outlined in note 1.

4.

Mineral properties

Caya and Piedra Liza, Ecuador

The Business holds a 100% interest in the Caya property, subject to a 2% Net Smelter Royalty commitment to BHP Billiton S.A., and an unencumbered 100% interest in the Piedra Liza property.

Q2 Gold Resources Business
(an exploration stage business)
Notes to Financial Statements
As at December 31, 2006 and 2005
(expressed in Canadian dollars)

Following is a summary of the Business’ deferred mineral property expenditures.

	Caya	Piedra Liza	Total

Concession payments	$31,982	$1,340	$33,322
Deferred exploration costs	139,772	13,704	153,476
Balance December 31, 2005	171,754	15,044	186,798
Concession payments	10,754	2,244	12,998
Deferred exploration costs	19,771	758	20,529
Balance December 31, 2006	$202,279	$18,046	$220,325

In 2006, a total of $4,890 was included in deferred exploration related to non-cash stock-based compensation.

Mineral Property Titles

Although the Business has taken steps to verify the title to mineral properties it has acquired, these procedures do not guarantee that the titles are without defects. Property title may be subject to unregistered prior agreements, transfers or claims of ownership by third parties.

5.

Contribution from Corriente Resources Inc.

Balance at December 31, 2004	$–
Funding provided by Corriente Resources Inc. in 2005	54,758
Balance December 31, 2005	54,758
Funding provided by Corriente Resources Inc. in 2006	3,004
Balance December 31, 2006	$57,762

6.

Segmented information

The Business operates within a single operating segment, which is mineral exploration. The Business’ mineral property interests are in Ecuador, South America, as set out in note 4. Geographic segmentation of cash and cash equivalents and mineral properties is as follows:

	2006		2005
	Cash and cash equivalents	Mineral properties	Mineral properties

Ecuador	$1,165	$220,325	$186,798

7.

Financial instruments

(a)

Fair Values

Canadian generally accepted accounting principles require that the Business disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. The carrying amounts for cash and cash equivalents and other current liabilities on the balance sheet approximate fair value because of the short-term nature of these instruments. The Business is unable to determine the fair value of the mineral property advances due to Corriente due to the related party nature of the balance and the absence of a secondary market for such instruments.

Q2 Gold Resources Business
(an exploration stage business)
Notes to Financial Statements
As at December 31, 2006 and 2005
(expressed in Canadian dollars)

The Business does not use any derivative financial instruments.

(b)

Currency Risk

The Business’ expenditures are predominantly in U.S. dollars and contributions have been and will be received from Corriente, which raises its equity in Canadian dollars. The Business conducts the majority of its Business in Ecuador, which uses the U.S. dollar as its primary economic currency. As such, the Business is subject to risk due to fluctuations in the exchange rates for the U.S. and Canadian dollar. The Business does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk. A breakdown by currency of the Business’ cash and cash equivalents at year-end was as follows:

		2006		2005

U.S. dollar	US$	1,000	US$	–

December 31 closing exchange rate (Cdn$ to US$)		1.1654		1.1630

8.

Subsequent events

(a)

Plan of Arrangement

The Agreement is subject to approval by the shareholders of Corriente, applicable regulatory authorities and the Supreme Court of British Columbia.

Capital stock

In accordance with the Agreement, the Business will issue common shares to Corriente shareholders equal to one-third the number of issued shares of Corriente outstanding at the Effective Date.

Interim financing

In connection with the Arrangement and to assist the Business with its business objectives described above, Corriente and the Business have entered into a convertible loan agreement dated April 23, 2007 (the “Convertible Loan Agreement”) pursuant to which Corriente has agreed to lend the Business up to $750,000, to be advanced in instalments (the “Loan”). Corriente has agreed to advance an initial instalment of $320,000 to the Business on April 27, 2007. The decision whether to advance additional instalments at the Business’ request is within Corriente’s discretion. The Loan is secured by a general security charge over the Business’ assets. Interest accrues at the rate of the prime lending rate of the Royal Bank of Canada in effect from time to time for Canadian dollar commercial demand loans plus 3.5% per annum. The principal and unpaid interest will become due on the earlier of December 31, 2008 and the first date on which the Business has filed a prospectus with respect to any of its securities with a securities regulatory body in any province of Canada and obtained a receipt therefor. At any time prior to maturity, Corriente can require the Business to convert, in whole or in part, the principal amount outstanding and accrued interest into the Business’ shares at a conversion price equal to $0.10 per share. The Business can prepay some or all of the amount outstanding at any time prior to maturity or conversion without notice or penalty.

Q2 Gold Resources Business
(an exploration stage business)
Notes to Financial Statements
As at December 31, 2006 and 2005
(expressed in Canadian dollars)

The Business will reimburse Corriente for all mineral property expenditures incurred by Corriente on behalf of the Business.

(b)

Value of property

Subsequent to December 31, 2006, an independent valuation was received that quoted the fair value of the Business’ mineral properties at December 31, 2006 to be in the range between $48,000 and $144,000. Management considered this to be an impairment event, and recorded an impairment of $124,325 in Corriente during the first quarter of 2007.

(c)

Incorporation

On April 20, 2007, the Business was incorporated under the Business Corporations Act of the Province of British Columbia and one common share was issued to Corriente.

SCHEDULE “F”

SECTIONS 237 – 247 OF THE BUSINESS CORPORATIONS ACT
(BRITISH COLUMBIA)

DIVISION 2— DISSENT PROCEEDINGS

237. Definitions and application —

(1)

In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)

in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 29l(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)

This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)

the court orders otherwise, or

(b)

in the case of a right of dissent authorized by a resolution referred to in section 238(l)(g), the court orders otherwise or the resolution provides otherwise.

238. Right to dissent —

(1)

A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)

under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)

under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)

under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)

in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)

under section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)

under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)

in respect of any other resolution, if dissent is authorized by the resolution;

(h)

in respect of any court order that permits dissent.

(2)

A shareholder wishing to dissent must

(a)

prepare a separate notice of dissent under section 242 for

(i)

the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)

each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)

identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)

dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)

Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)

dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)

cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

239. Waiver of right to dissent —

(1)

A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)

A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)

provide to the company a separate waiver for

(i)

the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)

each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)

identify in each waiver the person on whose behalf the waiver is made.

(3)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)

the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

240. Notice of resolution —

(1)

If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)

a copy of the proposed resolution, and

(b)

a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)

If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)

a copy of the proposed resolution, and

(b)

a statement advising of the right to send a notice of dissent.

(3)

If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)

a copy of the resolution,

(b)

a statement advising of the right to send a notice of dissent, and

(c)

if the resolution has passed, notification of that fact and the date on which it was passed.

(4)

Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

241. Notice of court orders —

If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)

a copy of the entered order, and

(b)

a statement advising of the right to send a notice of dissent.

242. Notice of dissent —

(1)

A shareholder intending to dissent in respect of a resolution referred to in section 238(l)(a), (b), (c), (d), (e) or (f) must,

(a)

if the company has complied with section 240(1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)

if the company has complied with section 240(3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)

if the company has not complied with section 240(1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)

the date on which the shareholder learns that the resolution was passed, and

(ii)

the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)

A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(g) must send written notice of dissent to the company

(a)

on or before the date specified by the resolution or in the statement referred to in section 240(2)(b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)

if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)

A shareholder intending to dissent under section 238(l)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)

within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)

if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)

A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)

the names of the registered owners of those other shares,

(ii)

the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)

a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)

if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)

the name and address of the beneficial owner, and

(ii)

a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)

The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

243. Notice of intention to proceed —

(1)

A company that receives a notice of dissent under section 242 from a dissenter must,

(a)

if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)

the date on which the company forms the intention to proceed, and

(ii)

the date on which the notice of dissent was received, or

(b)

if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)

A notice sent under subsection (1)(a) or (b) of this section must

(a)

be dated not earlier than the date on which the notice is sent,

(b)

state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)

advise the dissenter of the manner in which dissent is to be completed under section 244.

244. Completion of dissent —

(1)

A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)

a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)

the certificates, if any, representing the notice shares, and

(c)

if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2)

The written statement referred to in subsection (1)(c) must

(a)

be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)

set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)

the names of the registered owners of those other shares,

(ii)

the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)

that dissent is being exercised in respect of all of those other shares.

(3)

After the dissenter has complied with subsection (1),

(a)

the dissenter is deemed to have sold to the company the notice shares, and

(b)

the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)

Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)

Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)

A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

245. Payment for notice shares —

(1)

A company and a dissenter who has complied with section 244(l) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)

promptly pay that amount to the dissenter, or

(b)

if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares,

(2)

A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)

join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)

make consequential orders and give directions it considers appropriate.

(3)

Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)

if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)

If a dissenter receives a notice under subsection (l)(b) or (3)(b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)

A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)

the company is insolvent, or

(b)

the payment would render the company insolvent.

246. Loss of right to dissent — The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)

the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)

the resolution in respect of which the notice of dissent was sent does not pass;

(c)

the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)

the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)

the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)

a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)

with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)

the notice of dissent is withdrawn with the written consent of the company;

(i)

the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

247. Shareholders entitled to return of shares and rights —

If under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(l)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)

the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)

the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

G-1

SCHEDULE “G”

Notice of Hearing of Application for Final Order

NO. S-072791

 VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

CORRIENTE RESOURCES INC.

PETITIONER

IN THE MATTER OF SECTION 288 TO 299 OF THE BUSINESS CORPORATIONS ACT

(BRITISH COLUMBIA)

S.B.C. 2002, c. 57 as amended

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

CORRIENTE RESOURCES INC., ITS SHAREHOLDERS,
AND Q2 GOLD RESOURCES INC.

NOTICE OF APPLICATION FOR FINAL ORDER

NOTICE IS HEREBY GIVEN that the application of the Petitioner will be heard before the presiding Judge or Master in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 10:00 a.m. on the 7th day of June, 2007 or so soon thereafter as counsel may be heard, for a final order approving an Arrangement (the “Arrangement”) under section 291 of the Business Corporations Act, S.B.C. 2002, c.57, described in the Plan of Arrangement which is attached as Schedule “C” to the Information Circular accompanying the Notice of Annual and Special Meeting of the Shareholders of the Petitioner, found at Exhibit “B” to Affidavit #1 of Kenneth Shannon, sworn April 23, 2007.

At the hearing, any Shareholder, director, auditor, or any other interested party with leave of the Court, desiring to support or oppose the application may appear for that purpose, either in person or by counsel.  If you do not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice to you.

AND NOTICE IS FURTHER GIVEN that the Court has given directions as to the calling of a Special Meeting of the shareholders of the Petitioner for the purpose of voting upon a special resolution to approve the Arrangement.

AND NOTICE IS FURTHER GIVEN that the final order approving the Arrangement will, if made, serve as the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, with respect to the securities to be distributed by Corriente pursuant to the Arrangement.

Any Shareholders of the Petitioner or other interested party desiring to support or oppose the application must file an Appearance and deliver a copy of the filed Appearance, together with a copy of all material on which such person intends to rely at the Final Application, to the solicitors for the Petitioner on or before 4:00 p.m. on May 31, 2007, pursuant to the provisions of the interim order.

G-2

Notice of the date of the hearing has been given in accordance with the Order of this Court pronounced April 24, 2007.

The time estimate of the Petitioner is 15 minutes.

This matter is within the jurisdiction of a Master.

Bull, Housser & Tupper LLP

per:

Dated: ___________________________	___________________________
Solicitors for the Petitioner, Corriente
Resources Inc.

This NOTICE OF HEARING is prepared by Holman Wang of the law firm of Bull, Housser & Tupper LLP, Solicitors for the Petitioner, Corriente Resources Inc., whose office address and address for delivery is 3000 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3 Telephone:  (604) 641.4997  Facsimile:  (604) 646.2505.

SCHEDULE “H”

Board Mandate

Purpose of the Board of Directors

The Company’s Board of Directors (the “Board”) is ultimately responsible for the stewardship, the supervision and coaching of the management of the business and affairs of the Company and to act in the best interests of the Company.  The Board will discharge its responsibilities directly and through its committees, currently consisting of an Audit Committee, Compensation Committee, and Corporate Governance Committee.  The Board shall meet regularly to review the business operations and corporate governance and financial results of the Company. Meetings of the Board shall include regular meetings with management to discuss specific aspects of the operations of the Company.

1.

Composition of Board of Directors

1.1.

The Board shall:

1.1.1.

before each annual general meeting, receive from the Corporate Governance Committee the recommendation of candidates for the election of directors for the ensuing year and recommend nominees to the shareholders for election as directors for the ensuing year;

1.1.2.

receive from the Corporate Governance Committee the recommendation of, and approve candidates to fill vacancies on the Board between annual general meetings;

1.1.3.

appoint a Corporate Governance Committee, an Audit Committee and a Compensation Committee, and appoint the Chairman of each committee;

1.1.4.

establish the mandate, duties and responsibilities of each committee of the Board;

1.1.5.

elect a Chairman of the Board and, when desirable, a Vice-Chairman of the Board, and establish their duties and responsibilities;

1.1.6.

appoint the Chief Executive Officer of the Company, who shall be a member of the Board, and establish the duties and responsibilities of the Chief Executive Officer; and

1.1.7.

on the recommendation of the Chief Executive Officer, appoint the senior officers of the Company and approve the senior management structure of the Company.

1.2.

A principal responsibility of the Chairman of the Board will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time.

1.3.

The Board shall meet not less than six times during each year and will endeavour to hold a minimum of one meeting in each quarter.  The Board will also meet at any other time at the call of the Chairman of the Board or subject to the Memorandum and Articles of the Company, the Chief Executive Officer, any director or the Corporate Secretary.

2.

Stewardship Responsibility

2.1.

Subject to the Memorandum and Articles of Corriente (the “Company”) and applicable law, the Board has a stewardship responsibility to:

2.1.1.

supervise the management of and to oversee the conduct of the business of the Company;

2.1.2.

provide leadership and direction to management;

2.1.3.

evaluate management;

2.1.4.

set policies appropriate for the effective conduct of business of the Company;

2.1.5.

approve corporate strategies and goals; and

2.1.6.

nominate directors.

2.2.

The day to day management of the business and affairs of the Company is delegated by the Board to the Chief Executive Officer.  The Board will give direction and guidance through the Chief Executive Officer to management and the Chief Executive Officer will keep management informed of the Board’s evaluation of the senior officers in achieving and complying with established goals and policies.

3.

Specific Responsibilities

3.1.

The Board has the following specific duties and responsibilities:

3.1.1.

approve, supervise and provide guidance on the strategic planning process.  The Chief Executive Officer and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Company, which are to be reviewed and approved not less than annually by the Board.  The Board will provide guidance to the Chief Executive Officer and senior management team on the Company’s ongoing strategic plan. Based on the reports from the Chief Executive Officer, the Board will monitor the success of management in implementing the approved strategies and goals;

3.1.2.

identify the principal risks of the Company’s business and use reasonable steps to ensure the implementation of appropriate systems to manage and mitigate these risks;

3.1.3.

use reasonable steps to ensure the Company has management of the highest calibre.  This responsibility is carried out primarily through the appointment of the Chief Executive Officer as the Company’s business leader.  The Board will assess, on an ongoing basis, the Chief Executive Officer’s performance against criteria and objectives established by the Board from time to time.  The Board will also use reasonable steps to ensure that the Chief Executive Officer has in place adequate programs to train, develop and assess the performance of senior management;

3.1.4.

keep in place adequate and effective succession plans for the Chief Executive Officer and senior management;

3.1.5.

place limits on management’s authority;

3.1.6.

oversee the integrity of the Company’s internal control and management information systems;

3.1.7.

oversee the Company’s communications policy.  The Board will monitor the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management and the Board.  The Board will also monitor the policies and procedures that are in place to maintain a strong, cohesive and positive image of the Company with shareholders, the mining industry, governments and the public generally;

3.1.8.

require that the Board be kept informed of the Company’s activities and performance and take appropriate action to correct inadequate performance;

3.1.9.

approve all significant capital plans and establish priorities for the allocation of funds to ongoing operations and capital projects;

3.1.10.

approve all single expenditure items proposed by the Company exceeding $250,000 not provided for in any approved capital plan;

3.1.11.

provide for the independent functioning of the Board.  The Board will put in place appropriate procedures to enable the Board to function independently of management at such times as is desirable or necessary through:

3.1.11.1.

the institution of mechanisms to allow directors who are independent of management an opportunity to discuss issues in the absence of management, including meeting at least annually in executive session without the presence of non-independent directors and management, and;

3.1.11.2.

the engagement of outside advisors by directors at the Company’s expense subject to the approval of the Corporate Governance Committee.

3.1.12.

 adopt a formal code of business ethics that governs the behaviour of its directors, officers and employees.  The Board must monitor compliance with the code of conduct and are responsible for granting any waivers.

Limitation

The duties and responsibilities set out above do not extend, and are not to be interpreted as extending, the obligations and liabilities of the directors beyond those imposed by applicable law and in each case are subject to the Memorandum and Articles of the Company and applicable law.

This mandate supersedes and replaces all prior terms of reference pertaining to the Committee and was adopted by a resolution of the Board effective November 9, 2005.

I-1

SCHEDULE “I”

Corporate Creed and Health, Safety, Environmental and Community Policy

CORPORATE CREED

Through mining, help to provide a sustainable future in communities where we work

Contribute to the care and preservation of the environment

Set high ethical standards as daily business practice

Respect and be considerate of all others

HEALTH, SAFETY, ENVIRONMENT AND COMMUNITY POLICY

Through the development of natural resources Corriente Resources Inc. contributes to an enhanced standard of living for people and improved health and safety in the communities we operate.  We are also committed to responsible environmental stewardship.

To ensure we reach these objectives Corriente will:

•

Minimize risks to environment, health and safety and ensure compliance with government and World Bank requirements.

•

Develop, implement and maintain systems for environmental, health and safety standards. Ensure that both employees and contractors follow these systems.

•

Promote accountability for environmental performance at all levels in the organization and partner with stakeholders to establish reasonable and equitable environmental goals based on sound science.

•

Train and equip all employees, consistent with their responsibilities, to have the skills and facilities to maintain a healthy and injury-free workplace.

•

Value and respect local cultural heritage.

•

Build relationships based on honesty, openness and mutual trust.

•

Support local communities and their development by giving preference to local people for jobs and seeking a supply of goods and services from within the community.

Document 3

LETTER OF TRANSMITTAL

For Exchange of Common Shares
of
CORRIENTE RESOURCES INC.
pursuant to the
PLAN OF ARRANGEMENT
involving
Corriente Resources Inc. ("Corriente"), holders of
common shares of Corriente (the "Shareholders"),
and Q2 Gold Resources Inc. ("Goldco")

As contemplated in the Notice of Annual and Special Meeting and Information Circular of Corriente, both dated April 23, 2007, and other material (collectively, the "Meeting Material") mailed to all registered Shareholders in connection with the Annual and Special General Meeting of Corriente to be held on May 24, 2007, the Shareholders at that meeting will be asked to approve, by special resolution:

(a)

the statutory plan of arrangement among the Corriente, the Shareholders and Goldco (the "Arrangement") under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) as set out in the plan or arrangement included in the Meeting Material (the "Plan of Arrangement"); and

(b)	the application by Corriente for a Final Order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth Plan of Arrangement.

If the Arrangement is approved by Shareholders, after the Effective Date of the Arrangement (as defined in the Plan of Arrangement), the Shareholders will be entitled to receive one new common share of Corriente (a "Corriente New Common Share") and one-third of one common share of Goldco (a "Goldco Share"), for each one common share of Corriente (a "Corriente Common Share") currently held.

This Letter of Transmittal or a manually executed facsimile hereof, properly completed and executed, together with all other required documents, must accompany the certificate(s) representing the Corriente Common Shares (the "Share Certificate(s)") to be exchanged for the Corriente New Common Shares and Goldco Shares to which you are entitled pursuant to the Plan of Arrangement. After the Effective Date, this Letter of Transmittal and your Share Certificate(s) must be delivered as soon as possible, in person or by registered mail, to the registrar and transfer agent of Corriente, Computershare Investor Services Inc. ("Computershare"), Attention Corporate Actions, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

Please read carefully the explanatory notes accompanying the Letter of Transmittal. All terms used but not otherwise defined in this Letter of Transmittal have the meaning ascribed thereto in the Plan of Arrangement. Corriente Shareholders forwarding Share Certificates to Computershare by mail are advised, for their own protection, to do so by registered mail.

2

LETTER OF TRANSMITTAL

TO:	Computershare Investor Services Inc. Attention: Corporate Actions 100 University Avenue, 9th Floor Toronto, Ontario, M5J 2Y1

The undersigned hereby delivers to you the enclosed share certificate(s) representing common shares of CORRIENTE RESOURCES INC. ("Corriente Common Shares").

Certificate No.	Name in which Registered	Number of Shares Represented by Certificate
(please print and fill in exactly as name(s) appear(s) on certificate(s))

TOTAL

The Corriente Common Shares represented by the above share certificate(s) are hereby surrendered in exchange for new common shares of CORRIENTE RESOURCES INC. ("Corriente New Common Shares") and common shares of Q2 GOLD RESOURCES INC. ("Goldco Shares") based on a ratio of one Corriente New Common Share and one-third of one Goldco Share for every one Corriente Common Share hereby surrendered.

You are hereby authorized and directed to issue one (1) new share certificate representing Corriente New Common Shares and one (1) new share certificate representing Goldco Shares for each one (1) certificate surrendered representing Corriente Common Shares on a ratio of one (1) Corriente New Common Share and one-third (1/3) of one Goldco Share for every one (1) Corriente Common Share, and such new share certificate(s), unless otherwise indicated, should bear the same registration as the share certificate(s) delivered herewith and should be delivered as follows:

ALTERNATE REGISTRATION INSTRUCTIONS (attach additional page if necessary)

Registration Name

(Street and Number)	(City)	(Province)	(Postal Code)

DELIVERY INSTRUCTIONS

(Name)

(Street and Number)	(City)	(Province)	(Postal Code)

3

Dated this ________day of _________________, 2007.

Signature of Shareholder

Name of Shareholder

Name and title of signatory if Shareholder is not an individual

Daytime telephone number and facsimile number of Shareholder

E-mail address of Shareholder

NOTE: This Letter of Transmittal, together with your share certificate(s), representing Corriente Common Shares should be sent by REGISTERED MAIL to Computershare Investor Services Inc., Attention Corporate Actions, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

SEE THE EXPLANATORY NOTES THAT FOLLOW.

4

EXPLANATORY NOTES

1.	USE OF THIS LETTER OF TRANSMITTAL

(a)

Each shareholder holding share certificate(s) of Corriente must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Computershare at the office listed below. The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(b) Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

(c)

Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", or in some other manner satisfactory to Computershare.

(d)

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(e)

Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

2.	LOST SHARE CERTIFICATES

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Computershare together with a letter stating the loss. Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

3.	CERTIFICATES WHICH MUST BE ENDORSED

If you request that share certificates be registered in a name or names other than that shown on the face of the share certificates surrendered, such share certificates must be properly endorsed in the place provided on the back thereof and the signature must be guaranteed by an Eligible Institution.

4.	CERTIFICATES WHICH NEED NOT BE ENDORSED

Share certificates need not be endorsed if the new share certificates are requested in the same name as that shown on the face of the certificates surrendered.

5

5.	CHARGE FOR NEW CERTIFICATES

Each registered shareholder of Corriente is entitled, without charge, to have issued to him/her one (1) new share certificate representing Corriente New Common Shares and one (1) new share certificate representing Goldco Shares, for each one (1) share certificate representing Corriente Common Shares surrendered by him/her, whether or not the new share certificate(s) is/are to be issued in the same name as that shown on the share certificate(s) surrendered. However, a fee (plus GST) may be charged for each additional share certificate required.

6.	PRIVACY NOTICE

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you, from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

8.	NO FRACTIONAL GOLDCO SHARES

No fractional Goldco Shares will be issued. If a fraction results from the application of the ratio of one-third of one Goldco Share for every one Corriente Common Share, the number of Goldco Shares to be issued shall be rounded to the next lower number.

9.	MISCELLANEOUS

Additional copies of the Letter of Transmittal may be obtained from Computershare at the address listed below. Any questions should be directed to Computershare at 1-800-564-6253 or by e-mail to corporateactions@computershare.com.

By Mail, Hand or Courier

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

Attention: Corporate Actions

Telephone: 1-800-564-6253
E-mail: corporateactions@computershare.com

Document 4

Corriente Resources Inc.

Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on May 24, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.     Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.     If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.     This proxy should be signed in the exact manner as the name appears on the proxy.

4.     If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.     The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.     The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.     This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.     This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on May 22, 2007.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone	• Go to the following web site:
telephone.	www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.
CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Corriente Resources Inc. (the "Company") hereby appoint(s): Kenneth R. Shannon, Chief Executive Officer, or failing this person, Darryl F. Jones, Chief Financial Officer,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Corriente Resources Inc. to be held at the offices of Bull, Housser & Tupper LLP, Evergreen/Fir Boardroom, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia on Thursday, May 24, 2007 at 10:00 a.m. (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Richard P. Clark	☐	☐	02. Anthony F. Holler	☐	☐	03. G. Ross McDonald	☐	☐
04. Kenneth R. Shannon	☐	☐	05. David G. Unruh	☐	☐	06. Dale C. Peniuk	☐	☐

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2. Appointment of Auditors

Appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year.

For ☐ Withhold ☐

3. Auditors' Remuneration

To authorize the directors to fix the auditors' remuneration.

For ☐ Against ☐

4. Arrangement

To approve an arrangement involving the Company, the shareholders of the Company and Q2 Gold Resources Inc.

For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

0 2 6 1 6 4 A R 0 C T Q Q

Document 5

Corriente Resources Inc.

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual and Special Meeting to be held on May 24, 2007

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1.     We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2.     We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.     If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).

4.     This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.     If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6.     When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.     This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8.     Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.

9.     Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.

10.   By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. 11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

12.   This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 10:00 am, Pacific Time, on May 22, 2007.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.
CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

21MA07168.NOBO.E.SEDAR/000001/000001/i

Appointee(s)

I/We, being holder(s) of Corriente Resources Inc. (the "Company") hereby appoint(s): Kenneth R. Shannon, Chief Executive Officer, or failing this person, Darryl F. Jones, Chief Financial Officer,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Corriente Resources Inc. to be held at the offices of Bull, Housser & Tupper LLP, Evergreen/Fir Boardroom, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia on Thursday, May 24, 2007 at 10:00 a.m. (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Richard P. Clark	☐	☐	02. Anthony F. Holler	☐	☐	03. G. Ross McDonald	☐	☐
04. Kenneth R. Shannon	☐	☐	05. David G. Unruh	☐	☐	06. Dale C. Peniuk	☐	☐

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2. Appointment of Auditors

Appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year.

For ☐ Withhold ☐

3. Auditors' Remuneration

To authorize the directors to fix the auditors' remuneration.

For ☐ Against ☐

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4. Arrangement

To approve an arrangement involving the Company, the shareholders of the Company and Q2 Gold Resources Inc.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

Signature(s)

Date

MM / DD / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

0 2 6 1 5 5 A R 0 C T Q Q

Document 6

CORRIENTE RESOURCES INC.
(the "Company")

Request for Annual Financial Statements and MD&A
And/Or Interim Financial Statements and MD&A

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, registered and non-registered (beneficial) shareholders of the Company may request to receive the annual financial statements and the related management's discussion and analysis ("MD&A") of the Company for fiscal 2006 and the interim financial statements and the related MD&A of the Company for the first, second and third quarters of fiscal 2007. If you wish to receive such material, please complete and return this form to:

Corriente Resources Inc.
Suite 520 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Fax: 604.687.0827

Any response you make on this form will be in effect for 2007 only, in accordance with securities regulations.

If you do not make the request below, you will not be sent the Company's Annual Financial Statements and related MD&A for fiscal 2006 or the Company's Interim Financial Statements and related MD&A for fiscal 2007. These documents may be found on SEDAR at www.sedar.com.

I certify that I am a registered/non-registered owner of common shares of the Company and request that I be placed on the Company's Mailing List in order to receive [check one or both to effect the request]:

the Company's Annual Financial Statements and related MD&A for fiscal 2006 the Company's Interim Financial Statements and related MD&A for fiscal 2007

DATE:
Signature of Shareholder

Name of Shareholder (please print)

Address

	City	Province/State	Postal Code/Zip Code

Name and title of person signing (if different from name above)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: April 30, 2007
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer